UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL STATEMENTS

2025 (A free translation of the original in Portuguese)

PETROBRAS

O BRASIL É A NOSSA ENERGIA

INDEX

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

As of December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
Assets	Notes	2025	2024	2025	2024
Cash and cash equivalents	8	35,608	20,254	2,316	3,134
Financial investments	8	15,000	26,397	14,775	13,941
Trade and other receivables	14	25,461	22,080	88,627	129,592
Inventories	15	45,173	41,550	38,682	36,774
Income taxes	18	3,621	2,545	3,408	2,321
Other taxes recoverable	18	7,526	9,630	7,013	9,328
Prepayments	16	2,573	2,234	1,848	1,839
Others	22	4,928	7,365	4,844	8,978
		139,890	132,055	161,513	205,907
Assets classified as held for sale	29	136	3,157	872	3,455
Current assets		140,026	135,212	162,385	209,362

Trade and other receivables	14	4,683	7,777	4,343	6,964
Financial investments	8	14	3,605	2	3,605
Judicial deposits	20	81,510	72,745	81,033	72,282
Income taxes	18	2,008	1,976	1,931	1,903
Deferred income taxes	18	5,586	5,710	−	−
Other taxes recoverable	18	22,982	20,325	22,639	19,839
Prepayments	16	23,317	13,964	24,366	15,050
Others	22	1,730	1,524	1,584	1,374
Long-term receivables		141,830	127,626	135,898	121,017
Investments	28	3,024	4,081	346,724	366,398
Property, plant and equipment	23	924,624	843,917	933,998	858,561
Intangible assets	24	13,885	13,961	13,561	13,772
Non-current assets		1,083,363	989,585	1,430,181	1,359,748

Total assets		1,223,389	1,124,797	1,592,566	1,569,110

		Consolidated		Parent Company
Liabilities	Notes	2025	2024	2025	2024
Trade payables	17	40,948	37,659	42,071	39,741
Finance debt	30	12,027	15,887	160,408	106,522
Lease liability	31	55,226	52,896	56,090	54,953
Income taxes	18	7,110	8,671	4,292	4,121
Production taxes and other taxes payable	18	20,966	20,336	20,690	19,895
Dividends payable	32	11,530	16,452	11,415	16,334
Provision for decommissioning costs	21	16,233	10,500	16,127	10,426
Employee benefits	19	20,937	14,337	19,500	13,222
Others	22	12,825	13,652	11,276	12,045
		197,802	190,390	341,869	277,259
Liabilities related to assets classified as held for sale	29	566	4,418	566	4,418
Current liabilities		198,368	194,808	342,435	281,677

Finance debt	30	133,462	127,539	355,050	478,198
Lease liability	31	183,310	177,145	187,032	182,625
Income taxes	18	3,168	3,284	3,144	3,256
Deferred income taxes	18	34,965	9,100	39,684	14,254
Employee benefits	19	84,553	66,082	82,946	64,716
Provisions for legal proceedings	20	17,881	17,543	17,165	16,451
Provision for decommissioning costs	21	140,656	151,753	140,182	151,221
Others	22	9,439	10,029	9,142	10,706
Non-current liabilities		607,434	562,475	834,345	921,427
Current and non-current liabilities		805,802	757,283	1,176,780	1,203,104

Share capital (net of share issuance costs)	32	205,432	205,432	205,432	205,432
Capital reserve, capital transactions and treasury shares		3,106	(2,457)	3,322	(2,241)
Profit reserves	32	158,278	95,193	158,062	94,977
Accumulated other comprehensive	32	48,970	67,838	48,970	67,838
Attributable to the shareholders of Petrobras		415,786	366,006	415,786	366,006
Non-controlling interests	28	1,801	1,508	−	−
Equity		417,587	367,514	415,786	366,006

Total liabilities		1,223,389	1,124,797	1,592,566	1,569,110
The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

Years ended December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2025	2024	2025	2024

Sales revenues	9	497,549	490,829	483,823	473,547
Cost of sales	10	(260,551)	(244,367)	(260,273)	(237,497)
Gross profit		236,998	246,462	223,550	236,050

Income (expenses)
Selling expenses	10	(28,954)	(26,134)	(29,947)	(27,980)
General and administrative expenses	10	(10,802)	(9,931)	(9,188)	(8,509)
Exploration costs	26	(6,758)	(4,997)	(5,707)	(4,901)
Research and development expenses		(4,814)	(4,281)	(4,814)	(4,281)
Other taxes		(4,241)	(6,708)	(2,638)	(5,215)
Impairment losses, net	25	(8,347)	(9,371)	(8,558)	(9,567)
Other income and expenses, net	11	(27,212)	(44,372)	(25,397)	(43,050)
		(91,128)	(105,794)	(86,249)	(103,503)

Income before finance income (expenses), results in equity-accounted investments and income taxes		145,870	140,668	137,301	132,547

Net finance income (expense):	12	4,971	(82,471)	(14,115)	(101,999)
Finance income		8,286	10,488	12,891	12,326
Finance expenses		(24,064)	(32,093)	(49,143)	(51,867)
Foreign exchange gains (losses) and inflation indexation charges		20,749	(60,866)	22,137	(62,458)
Results in equity-accounted investments	28	(242)	(3,467)	23,754	19,110
Net income before income taxes		150,599	54,730	146,940	49,658

Income taxes	18	(39,994)	(17,721)	(36,811)	(13,052)

Net income of the year		110,605	37,009	110,129	36,606
Attributable to:
Shareholders of Petrobras		110,129	36,606	110,129	36,606
Non-controlling interests		476	403	−	−
Net income of the year		110,605	37,009	110,129	36,606
Basic and diluted earnings per common and preferred share (in R$)	32	8.54	2.84	8.54	2.84

The Notes form an integral part of these Financial Statements.

4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

Years ended December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2025	2024	2025	2024
Net income for the year		110,605	37,009	110,129	36,606

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	19	(15,620)	19,111	(15,617)	18,653
Deferred income tax		586	(2,286)	625	(2,280)
		(15,034)	16,825	(14,992)	16,373

Share of other comprehensive income in equity-accounted investments		−	−	(29)	438

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		44,829	(85.507)	44.829	(85.507)
Reclassified to the statement of income		12,043	16.246	12.223	16.191
Deferred income tax		(19,337)	23.549	(19.398)	23.567
	33	37,535	(45.712)	37.654	(45.749)
Translation adjustments in investees (1)
Recognized in equity		(42,810)	81.818	(42.798)	81.813
Reclassified to the statement of income		8	−	−	−
		(42,802)	81.818	(42.798)	81.813

Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	28	1,416	(1.450)	1.297	(1.413)
		1,416	(1.450)	1.297	(1.413)

Other comprehensive income (loss)		(18,885)	51.481	(18.868)	51.462

Total comprehensive income		91,720	88.490	91.261	88.068
Comprehensive income attributable to:
Shareholders of Petrobras		91,261	88.068	91.261	88.068
Non-controlling interests		459	422	−	−
Total comprehensive income		91,720	88.490	91.261	88.068
(1) In the Consolidated, it includes debit effect of R$1,526 (credit effect of R$3,125, as of December 31, 2024), referring to associates and joint ventures.
The notes form an integral part of these financial statements.

5

STATEMENT OF CASH FLOWS

PETROBRAS

Years ended December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2025	2024	2025	2024
Cash flows from operating activities
Net income for the year		110,605	37,009	110,129	36,606
Adjustments for:
Pension and medical benefits	19	9,744	15,788	9,471	15,350
Results of equity-accounted investments	28	242	3,467	(23,754)	(19,110)
Depreciation, depletion and amortization	35	84,388	67,033	87,442	69,532
Impairment of assets (reversals), net	25	8,347	9,371	8,558	9,567
Inventory write down (write-back) to net realizable value	15	17	(214)	−	−
Allowance for credit loss on trade and other receivables, net		440	1,536	397	1,507
Exploratory expenditure write-offs	26	2,385	2,654	1,599	2,653
Gain on disposal/write-offs of assets	11	(126)	(1,171)	(91)	(795)
Foreign exchange, indexation and finance charges		(8,960)	84,138	7,468	99,933
Income taxes	18	39,994	17,721	36,811	13,052
Revision and unwinding of discount on the provision for decommissioning costs		4,437	21,107	4,414	21,062
Results from co-participation agreements in bid areas	11	(1,302)	(1,482)	(1,302)	(1,482)
Early termination and cash outflows revision of lease agreements	11	(3,407)	(1,938)	(3,405)	(1,954)
Losses with legal, administrative and arbitration proceedings, net	11	5,670	5,395	5,841	5,118
Equalization of expenses - Production Individualization Agreements	27	1,501	78	1,501	78
Decrease (Increase) in assets
Trade and other receivables		(2,608)	9,207	(78,716)	1,118
Inventories		(4,918)	(1,560)	(1,893)	(5,277)
Judicial deposits		(2,991)	1,295	(2,939)	1,560
Other assets		1,505	(1,020)	4,647	612
Increase (Decrease) in liabilities
Trade payables		5,574	5,439	4,570	4,467
Other taxes payable		(6,865)	(15,803)	(5,372)	(16,552)
Pension and medical benefits		(5,925)	(5,408)	(5,888)	(5,380)
Provisions for legal proceedings		(4,465)	(2,554)	(4,353)	(2,389)
Other employee benefits		5,640	(480)	5,308	(663)
Provision for decommissioning costs		(5,935)	(5,275)	(5,903)	(5,181)
Other liabilities		(4,546)	(3,896)	(4,517)	(2,758)
Income taxes paid		(28,108)	(36,400)	(26,834)	(35,128)
Net cash provided by operating activities		200,333	204,037	123,189	185,546
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(108,714)	(79,856)	(105,949)	(78,547)
Acquisition of equity interests		16	(127)	(1,156)	83
Proceeds from disposal of assets - Divestment		3,550	4,381	3,550	4,374
Financial compensation from co-participation agreements		2,140	1,951	2,140	1,951
Divestment (Investment) in financial investments (1)		16,188	501	40,208	(37,470)
Dividends received (2)		706	787	2,237	2,037
Net cash used in investing activities		(86,114)	(72,363)	(58,970)	(107,572)
Cash flows from financing activities
Changes in non-controlling interest		65	(509)	−	−
Financings and loans operations, net:
Proceeds from finance debt	30	29,628	12,027	134,525	230,827
Repayment of principal - finance debt	30	(18,629)	(35,933)	(72,892)	(136,354)
Repayment of interest - finance debt (2)	30	(10,311)	(10,276)	(27,025)	(25,473)
Repayment of lease liability	31	(52,437)	(42,672)	(54,440)	(44,178)
Dividends paid to Shareholders of Petrobras	32	(45,205)	(100,305)	(45,205)	(100,305)
Share repurchase program		−	(1,919)	−	(1,919)
Dividends paid to non-controlling interests		(233)	(387)	−	−
Net cash used in financing activities		(97,122)	(179,974)	(65,037)	(77,402)
Effect of exchange rate changes on cash and cash equivalents		(1,743)	6,941	−	−
Net change in cash and cash equivalents		15,354	(41,359)	(818)	572
Cash and cash equivalents at the beginning of the period		20,254	61,613	3,134	2,562
Cash and cash equivalents at the end of the period		35,608	20,254	2,316	3,134
(1) In the parent company, it includes values referring to changes in investments in FIDC-NP receivables.
(2) The company classifies dividends/interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements.

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

As of December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

	Notes	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Profit Reserves	Accumulated other comprehensive income	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1st, 2024		205,432	(322)	158,955	16,376	−	380,441	1,899	382,340
Treasury shares	32.3	−	(1,919)	−	−	−	(1,919)	−	(1,919)
Capital transactions	32.3	−	−	−	−	−	−	(511)	(511)
Net income of the year		−	−	−	−	36,606	36,606	403	37,009
Other comprehensive income	32.4	−	−	−	51,462	−	51,462	19	51,481
Additional dividends approved at General Shareholders’ Meeting of 2024	32.5	−	−	(36,139)	−	−	(36,139)	−	(36,139)
Expired unclaimed dividends	32.5	−	−	−	−	316	316	−	316
Appropriations:
Transfer to reserves	32.5	−	−	790	−	(790)	−	−	−
Dividends	32.5	−	−	(28,629)	−	(36,132)	(64,761)	(302)	(65,063)
Balance at December 31, 2024		205,432	(2,241)	94,977	67,838	−	366,006	1,508	367,514

Balance at January 1st, 2025		205,432	(2,241)	94,977	67,838	−	366,006	1,508	367,514
Cancellation of Treasury shares	32.3	−	5,563	(5,563)	−	−	−	−	−
Capital transactions	32.3	−	−	−	−	−	−	58	58
Net income of the year		−	−	−	−	110,129	110,129	476	110,605
Other comprehensive income (loss)	32.4	−	−	−	(18,868)	−	(18,868)	(17)	(18,885)
Additional dividends approved at General Shareholders’ Meeting of 2025	32.5	−	−	(9,145)	−	−	(9,145)	−	(9,145)
Expired unclaimed dividends	32.5	−	−	−	−	828	828	−	828
Appropriations:
Transfer to reserves	32.5	−	−	69,721	−	(69,721)	−	(110)	(110)
Dividends	32.5	−	−	8,072	−	(41,236)	(33,164)	(114)	(33,278)
Balance at December 31, 2025		205,432	3,322	158,062	48,970	−	415,786	1,801	417,587

The notes form an integral part of these financial statements.

7

STATEMENT OF ADDED VALUE

PETROBRAS

Years ended December 31, 2025 and 2024 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2025	2024	2025	2024
Income
Sales of products, services provided and other revenues	656,510	644,511	639,775	623,573
Allowance for credit loss on trade and other receivables, net	(440)	(1,536)	(397)	(1,507)
Revenues related to construction of assets for own use	93,487	77,616	91,810	76,999
	749,557	720,591	731,188	699,065
Inputs acquired from third parties
Raw materials consumed and products for resale	(97,253)	(99,730)	(85,911)	(88,886)
Materials, power, third-party services and other operating expenses	(140,304)	(135,397)	(147,870)	(138,744)
Tax credits on inputs acquired from third parties	(46,306)	(39,761)	(48,032)	(41,590)
Impairment of assets, net	(8,347)	(9,371)	(8,558)	(9,567)
	(292,210)	(284,259)	(290,371)	(278,787)
Gross added value	457,347	436,332	440,817	420,278
Depreciation, depletion and amortization	(84,388)	(67,033)	(87,442)	(69,532)
Net added value produced by the company	372,959	369,299	353,375	350,746

Transferred added value
Share of profit of equity-accounted investments	(242)	(3,467)	23,754	19,110
Finance income	8,286	10,488	12,891	12,326
Rental, royalties and others	4,651	3,102	7,086	5,596
	12,695	10,123	43,731	37,032
Total added value to be distributed	385,654	379,422	397,106	387,778

Distribution of added value
Personnel and officers
Direct compensation
Salaries	21,200	19,676	18,790	17,485
Variable compensation	7,582	4,954	6,844	4,313
	28,782	24,630	25,634	21,798
Benefits
Short-term benefits	4,300	1,111	3,923	872
Pension plan	4,398	4,331	4,248	4,199
Medical plan	7,467	13,205	7,040	12,696
	16,165	18,647	15,211	17,767
FGTS	1,459	1,369	1,334	1,255
	46,406	44,646	42,179	40,820
Taxes and production taxes
Federal (1)	139,753	121,988	136,085	118,516
State	64,329	63,097	63,697	62,430
Municipal	834	715	386	255
Abroad	2,875	4,459	−	−
	207,791	190,259	200,168	181,201
Financial institutions and suppliers
Interest, and exchange and indexation charges	14,749	101,428	38,439	122,791
Rental and leases	6,103	6,080	6,191	6,360
	20,852	107,508	44,630	129,151
Shareholders
Dividends	10,554	14,091	10,554	14,091
Interest on capital	30,682	22,041	30,682	22,041
Non-controlling interests	476	403	−	−
Profit retention	68,893	474	68,893	474
	110,605	37,009	110,129	36,606
Added value distributed	385,654	379,422	397,106	387,778
(1) Includes amounts referring to deferred income taxes as per Note 18.1.
The notes form an integral part of these financial statements.

8

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro SA – Petrobras, hereinafter referred to as “Petrobras” or “company”, is a mixed capital company, under the control of the Federal Government, with an indefinite term, governed by the rules of private law - in general - and, specifically, by the Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), by Law No. 13,303, of June 30, 2016 (State-owned Companies' Legal Statute), by Decree No. 8,945, of December 27, 2016, and by its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, including activities related to the treatment and storage of carbon dioxide, energy transition and the low-carbon economy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 14,134/21 (oil and gas regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations. In case a difference is identified, for every financial year, the Brazilian Federal Government shall compensate the Company.

1.1. Highlights of the year

Petrobras presented positive operational results in 2025, generating value for society and its shareholders. Debt remained within the gross debt level predicted in the 2025-2029 Business Plan (PN 25-29), reaching US$ 69.8 billion.

Total oil and gas production in 2025 was 2.99 million barrels of oil equivalent per day (boed). The main factors that resulted in this performance were: (i) increased production capacity of the FPSOs Almirante Tamandaré and Marechal Duque de Caxias; (ii) maintenance of peak production of the FPSO Sepetiba; (iii) ramp-up of the FPSOs Maria Quitéria, Anita Garibaldi, Anna Nery and Alexandre de Gusmão; (iv) greater operational efficiency, mainly on platforms in the Santos Basin; (v) lower volume of losses from maintenance shutdowns in the Campos Basin; and (vi) increased efficiency at the UPGN Boaventura Energy Complex and Rota 3 gas pipeline.

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2025, according to SEC (Securities and Exchange Commission) criteria, the company maintained its trajectory of adding reserves, highlighting the Búzios, Tupi, Itapu, and Mero fields in the Santos Basin, the progress in the development of the Budião, Budião Noroeste, and Budião Sudeste fields in deep waters of the Sergipe-Alagoas Basin, and new well projects mainly in Búzios, Tupi, Marlim Sul, and Jubarte, in the Santos and Campos Basins. More details in Supplementary information on oil and natural gas exploration and production activities – unaudited.

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. As of December 31, 2025, proven reserves according to this criterion reached 12.5 billion barrels of oil equivalent. The main differences between the two criteria are detailed in note 4.1.

The resources from operational cash generation, as well as from proceeds from finance debt, were used for investments (note 23), debt service, lease amortizations (notes 30 and 31) and dividend payments (note 32).

The proposed allocation of the result to be submitted for deliberation at the 2026 Ordinary General Meeting, which considers the distribution of dividends for the 2025 financial year, is in line with the shareholder remuneration policy (note 32).

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Gross debt was primarily impacted by the leasing of new platforms (FPSOs), recognized as right-of-use and lease debt (notes 23 and 31).

The financial result in 2025 was mainly influenced by the gain from the exchange rate indexation of the real against the dollar (note 12).

In litigation, the highlight of the year was the reduction of unprovisioned labor contingencies, and the definitive closure, with a decision favorable to the company, of a class action involving the review of the methodology for calculating the RMNR supplement (note 20).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The annual review of the actuarial liability for post-employment benefit plans resulted in an increase in liabilities, recognized as a contra-entry in shareholders’ equity, mainly due to the higher rate of change in medical and hospital costs and the reduction in the discount rate (note 19).

The reduction in the total balance of the provision for decommissioning of areas in 2025 is mainly due to: (i) the appreciation of the real against the dollar; (ii) the revision of tariffs for activities related to the decommissioning of wells and equipment; and (iii) the increase in the risk-adjusted real discount rate (note 21). This review generated a reduction in liabilities as a contra-entry to property, plant and equipment (note 23), for oil fields in operation, and recognition of other operating income, mainly related to fields in the process of being returned (note 11).

The depreciation of the closing dollar also negatively impacted the results of impairment tests of non-financial assets, in addition to the effect on future cash flows from postponements of E&P projects (note 25).

The wealth generated by the company in 2025, amounting to R$ 386 billion (R$ 380 billion in 2024), was distributed as follows:

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In addition, Petrobras' financial statements in US dollars, translated based on Technical Pronouncement CPC 02 – Effects of Changes in Exchange Rates and Translation of Financial Statements (IAS 21), are also disclosed and filed. The table below presents the main information in millions of dollars:

	Consolidated
	2025	2024
Sales revenues	89,195	91,416
Gross profit	42,459	45,972
Income before finance income (expenses), results in equity-accounted investments and income taxes	26,113	26,876
Net income for the year – Petrobras’ shareholders	19,634	7,528
Cash and cash equivalents	6,471	3,271
Property, plant and equipment	168,040	136,285
Finance debt and leases – current and non-current	69,793	60,311
Shareholders’ equity	75,891	59,350
Cash flow from operating activities	36,047	37,984
Cash flow from investing activities	(15,639)	(13,369)
Cash flow from financing activities	(17,406)	(33,088)

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) that were approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The financial statements have been prepared under the historical cost convention, except when otherwise indicated.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of complexity are disclosed in note 4.

To enhance the understanding of its financial position, the Company made certain changes to the presentation of the consolidated financial statements for the previous years, and applied to the current year, as follows:

•	renaming marketable securities to financial investments in assets;
•	renaming recoverable income taxes to income taxes in current assets;
•	renaming income taxes payable, including deferred income taxes payable, to income taxes and deferred income taxes;
•	disaggregation of the item income taxes in non-current assets, previously presented within other taxes recoverable; and
•	disaggregation of the item prepayments in current and non-current assets, previously presented within others assets.

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 5, 2026.

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

2.1.	Statement of added value

Brazilian corporate law requires publicly-held companies to prepare a Statement of Added Value and disclose it as an integral part of the set of financial statements.

This statement aims to present information relating to the wealth created by the company and the way in which such wealth was distributed and is presented as supplementary information for IFRS Accounting Standards purposes.

This statement was prepared in accordance with Technical Pronouncement CPC 09 (R1) - Statement of Added Value, approved by CVM Resolution 199/24.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The statements of income and cash flow of investees, with a functional currency other than the Parent Company, are converted into reais at the average monthly exchange rate, assets and liabilities are translated at the final rate and other items of shareholders' equity are converted at the historical rate.

Exchange variations on investments in subsidiaries and affiliates, with a functional currency different from the Parent Company, are recorded in shareholders' equity, as a cumulative translation adjustment, and are transferred to the statement of income when investments are sold.

3.	Material accounting policies

For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, the accounting practices are presented in the respective notes that deal with the topics of their applications.

4.	Key estimates and judgements

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. Next is presented: (i) key judgments; and (ii) the main sources of uncertainty with a significant risk of causing material adjustments to the company's accounting estimates over the next fiscal year.

4.1.	Recognition of exploration costs and oil and natural gas reserves estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 26.

The moment in which the technical and commercial feasibility of extracting a mineral resource is determined requires management judgments. An internal commission of technical executives of the Company periodically reviews the conditions of each well, by analysis of geological, geophysical and engineering data, as well as economic conditions, operating methods and government regulations.

The Company considers that the technical and commercial feasibility of a mineral resource can be demonstrated when the project has all the necessary information to characterize the reservoir as a proved reserve. Costs associated with non-commercial mineral resources are recognized as expenses in the period when identified.

According to the definitions prescribed by the SEC, proved oil and natural gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically feasible from a given date, from known reservoirs and under existing economic conditions, operating methods and government regulation.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Company also determines reserves according to the criteria of the National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers (ANP/SPE). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.	Main sources of estimation uncertainty

Impairment testing of non-financial assets involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE). A significant number of interdependent variables used to determine value in use are derived from these key assumptions, and their application in impairment testing involves a high degree of complexity. Value in use represents the present value of estimated future cash flows originating from an asset or a cash-generating units (CGU).

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 25.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tend to be driven by market supply and demand fundamentals.

Brent prices and exchange rate projections are derived from the Business Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of the Organization of the Petroleum Exporting Countries (OPEC) decisions on the oil market, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the Brazilian Real/U.S. dollar exchange rate.

The process of projecting Brazilian real/U.S. dollar exchange rate is based on econometric models that consider long-term assumptions involving observable inputs, such as commodity prices, country risk, interest rates in the U.S. and the value of the U.S. dollar relative to a basket of foreign currencies (U.S. dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment losses or reversals on certain assets or CGUs. For example, the Company’s sales revenues and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Note 25 presents Brent prices and exchange rate estimates of the Company.

Discount rates

The discount rates used in impairment tests reflect specific risks associated with the estimated cash flows of the assets or CGUs. For example, changes in the economic and political environment may result in higher country risk projections, causing increases in the discount rates used in impairment tests, as well as investment decisions that result in the postponement or interruption of projects considering specific risks related to non-completion or delayed start of operations.

Note 25 presents the main discount rates applied in impairment tests.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Estimated proved and probable reserves

Reserves estimates, according to the criteria established by the ANP/SPE (as set out in note 4.1) are revised at least annually, based on updated geological and production data of reservoirs, as well as on changes in prices and costs used in these estimates. Revisions may also result from significant changes in the Company’s strategy for development projects or in the production capacity.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of production development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

4.2.2.	Identifying cash-generating units for impairment testing

A cash-generating unit (CGU) represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets. Identifying CGUs requires management assumptions and judgment, based on the Company’s business and management model.

Changes in CGUs resulting from the review of investment, strategic or operational factors, may result in changes in the interdependencies of assets and, consequently, alter the aggregation or breakdown of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval for the sale of a CGU’s component occurs between the reporting date and the date of the issuance of the consolidated financial statements, the Company reassesses whether the value in use of this component, estimated with the information existing at the reporting date, reasonably represents its fair value, net of disposal expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU’s component.

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production (E&P) CGUs:
i)	Crude oil and natural gas producing properties - individual CGUs: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2025, there were 29 fields and 14 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased operation, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.
b)	Refining, transportation and marketing (RT&M) CGUs:
i)	Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, and to define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets required to supply the market. In 2025, following the signing of the main contracts required for the completion of works and resumption of investments in the Second Refining Unit of RNEST and in the refining and utilities assets of the Boaventura Energy Complex, these assets were integrated into the CGU Set of refining and logistics assets;
ii)	Transportation: comprises assets relating to Transpetro’s fleet of vessels;

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

iii)	Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);
iv)	Fertilizer plants: sets of assets related to nitrogen fertilizer plants, each one representing individual CGUs, whether returning to operations or hibernated. As of December 31, 2025 the 3 CGUs are: Araucária Nitrogenados S.A. (ANSA), Fafens (fertilizer plants in the states of Bahia and Sergipe), and Nitrogen Fertilizer Unit III (UFN-III); and
v)	Other RT&M CGUs: operations abroad defined as the smallest group of assets that generates independent cash flows.
c)	Gas and Low Carbon Energies (G&LCE) CGUs:
i)	Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;
ii)	Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;
iii)	Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;
iv)	Biodiesel: set of assets comprising Montes Claros and Candeias plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, the results achieved in the commercialization of products, as well as the raw materials supply;
v)	Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;
vi)	Other G&LCE CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 23, assets directly related to the oil and gas production are depleted using the units of production method, calculated by monthly production over the respective developed proved reserves, except for the signature bonuses, which are calculated over total proved reserves.

Proved developed reserves are those for which recovery can be expected: (i) through existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through extraction equipment and operational infrastructure installed at the time of the reserves estimate, if the extraction is carried out by means that do not involve a well.

Estimates of proved reserves volumes used in the units of production method are prepared by Company’s technicians according to the SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, assuming all other variables remain constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

4.4.	Sources of estimation uncertainty related to pension plan and other post-employment benefits

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 19.3.2.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical and hospital costs changes rate: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other actuarial assumptions are revised at least annually and may differ materially from actual results due to changes in market and economic conditions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 19.3.6 and 19.3.7, respectively.

4.5.	Sources of estimation uncertainty related to provisions for legal proceedings and contingencies

The Company is part in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes on the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 20 provides further detailed information about contingencies and legal proceedings.

4.6.	Sources of estimation uncertainty related to decommissioning costs

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations, in the E&P segment. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions. Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Changes in the discount rate can cause significant variations in the recognized amount, due to the long-term nature until abandonment.

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations. Additionally, abandonment costs are mostly denominated in U.S. dollars, which may result in significant changes in the estimates due to changes in the exchange rates overtime.

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the event of a total or partial sale of interest in E&P contracts, the Company remains jointly liable for decommissioning costs after its production has ceased, if the purchaser fails to comply with this obligation, as determined by the ANP.

Provisions for decommissioning costs associated with the Company’s Refining, Transportation and Marketing (RT&M) and Gas and Low Carbon Energy (G&EBC) segments are not recognized as there is no legal or contractual obligation, nor any agreement with third parties for the decommissioning of assets in these segments. Changes in circumstances may require the recognition of provisions for decommissioning costs for such assets. However, such changes are not expected by the Company.

Note 21 provides further information about provision for decommissioning costs.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 31 presents information on lease arrangements by class of underlying assets.

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its “highly probable future exports” based on its current Business Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected export revenues.

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 33.3.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long term, future exports forecasts are reviewed whenever the Company reviews its Business Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.3.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated, treated and, when applicable, follows a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of current or deferred income taxes in the financial statements.

The effect of uncertainty for each uncertain tax treatment is estimated by using the method that provides the best prediction of the resolution of the uncertainty. The most probable amount method provides as an estimate the single most probable amount in a set of possible outcomes, while the expected amount method represents the sum of the amounts weighted by the probability in relation to a range of possible outcomes.

Additional information on uncertainty over income taxes treatments is disclosed in Note 18.1.

4.10.	Sources of estimation uncertainty related to expected credit losses

Credit losses correspond to the difference between all contractual cash flows owed to the Company and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The expected credit loss of a financial asset corresponds to the average of expected credit losses weighted by the respective default risks.

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether there has been a significant increase in credit risk, expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, related to Brent changes, according to the conditions described in note 29.2.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses, mainly related to Brent changes (note 29.2).

5.	Climate Change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks. Inversely, potential positive effects of climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Company’s Business Plan 2026-2030 incorporates actions and goals related to the transition towards a low-carbon economy. These initiatives include, among others, decarbonization projects for operations aimed at achieving the Company’s carbon sustainability commitments.

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Petrobras Business Plan (PN):

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 23 and 24).

As specified in the following topic, the company considered the impacts related to climate risks in its Business Planning approved by the Board of Directors, updated each year, which includes actions to achieve its climate commitments and its ambition to neutralize its net operational emissions of Greenhouse Gases (GHG) (scopes 11 and 22) by 2050.

The ambition and commitments above do not constitute guarantees of future performance by the company and are subject to assumptions that may not materialize and to risks and uncertainties that are difficult to predict.

a)     Transition risk to low carbon economy

Transition risks arise from efforts to the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

Risk	Description	Time length (2)
Market

Increased demand for energy and products with lower carbon emissions, in addition to a preference for fossil products with lower GHG intensity in production processes, lead to a reduction in oil demand and, consequently, to a decline in prices of fossil fuel products.

In Brazil: the demand for fossil products may be affected, for example, by regulatory stimulation such as the Future Fuel Law (1) and by the developments of the National Policy on Climate Change and the National Policy on Energy Transition, aiming at meeting Brazil’s emission reduction targets.

Medium and long term
Technological and implementation	Loss of competitiveness due to the non-implementation or implementation of inefficient or non-effective technologies to reduce emissions from the Company’s operations and products.	Medium and long term
Regulatory and legal

Establishment of more restrictive regulatory requirements for controlling GHG emissions and other climate-related requirements, which may cause operational restrictions and financial penalties for the Company’s activities.

In Brazil, it may arise from the Law 15,042/2024, which creates the Brazilian Greenhouse Gas Emissions Trading System (SBCE), which may result in additional costs of carbon pricing for the Company’s operations.

Medium and long term
Litigation and reputational	Litigation and/or reputational damage due to non-compliance with climate commitments, perception of lack of transparency and/or acquisition of low-quality and low-integrity carbon credits.	Medium and long term

(1) Legislation that aligns a series of initiatives to stimulate and guide the production of biofuels and reduce greenhouse gas (GHG) emissions, encompassing the National Program for Sustainable Aviation Fuel (ProBioQAV), the National Green Diesel Program (PNDV), and the National Decarbonization Program for Natural Gas Producers and Importers and Incentives for Biomethane. Additionally, it modifies the maximum and minimum limits of the ethanol blend in gasoline and the biodiesel blend in diesel fuel and provides for the regulation and oversight of carbon dioxide capture and geological storage activities, as well as the regulation of synthetic fuel production and commercialization. It also promotes the integration of initiatives and measures adopted under the National Biofuels Policy (RenovaBio), the Green and Innovation Mobility Program (Programa Mover), the Brazilian Vehicle Labeling Program (PBEV), and the Vehicle Emissions Control Program (Proconve).

(2) Criteria adopted for the time length: short term (1 year), medium term (between 1 and 5 years), and long term (more than 5 years).

1 Direct GHG emissions that occur from sources that are owned or controlled by the company.

2 GHG emissions from the generation of purchased electricity and steam consumed by the company, which occur at the facilities where the electricity and steam are generated.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The risks above were considered in the development of the Company's Business Plan 2026-2030. Such consideration was based on the following external environmental assumptions that reflect the dynamics of the energy sector:

•	moderate economic growth compared to the recent past;
•	shifts in consumption habits and behaviors;
•	public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	international coordination in efforts to reduce GHG emissions;
•	regulations in favor of energy transition and decarbonization, which will drive the reduction of fossil fuel consumption; and
•	diffusion of end-use technologies that reduce the need for fossil fuel consumption.

As a result of this, demand and prices, both domestic and international, of the main products considered in the Business Plan 2026-2030 are negatively affected.

In 2025, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources, as well as an increase in demand for renewables and low-carbon solutions, in a different manner between developed and developing markets. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of the world’s primary energy sources, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world’s primary energy sources. Despite this reduction, oil demand is expected to remain significant over this time horizon.

The Brent price considered in the reference scenario of the Business Plan for 2050 increased from US$ 65 per barrel in the Business Plan 2025-2029 to US$ 70 per barrel in the Business Plan 2026-2030. For additional information about the behavior of the Brent price considered in the Company's Business Plans, see note 25. The following table compares the oil price used in the reference scenario for the years 2035 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even though they are not directly used by the Company:

Brent price US$/Barrel	2035	2050
Business Plan	70	70
APS 2024	67	58
NZE 2025	33	25

According to the IEA, the APS scenario3 released in 2024 considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with an increase of approximately 1.7oC in temperature by 2100 (with a 50% probability of occurrence). Regarding the NZE scenario4 released in 2025, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability of occurrence).

3 The APS scenario, which was included in previous editions, was not addressed in the World Energy Outlook 2025 (WEO 2025). This scenario, which assumes the full and timely implementation of major national energy and climate targets—such as countries’ Nationally Determined Contributions (NDCs) - was not analyzed by the IEA because several countries had not released updated NDCs in 2025. Therefore, for comparison purposes, Petrobras continue to use the APS projections published in the WEO 2024 report.

4 The NZE scenario presented in the WEO 2025 outlines a pathway to achieve net zero energy-related CO₂ emissions by 2050. To this end, the agency highlights, for the first time, the trajectory of non-energy-related emissions, emphasizing the need to reduce deforestation as well as to expand the deployment of emissions-removal technologies.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 in 2024, which establishes the SBCE. This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs. In October 2025, the Extraordinary Secretariat for the Carbon Market was established to organize the SBCE, which will issue the necessary additional regulation to implement Law No. 15,042 of 2024.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

The Company’s actions and goals for its transition to a low-carbon economy have not indicated that any assets may have been impaired.

A faster transition to a low-carbon economy than foreseen in the Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

The reduction in the value in use of the Company's assets may result in the recognition of losses due to the non-recoverability of the carrying amounts of these assets.

Given that the oil price is a variable that decisively influences the recoverable amount of assets, the Company carried out a sensitivity analysis of the effect of using the Brent prices considered in the APS and NZE scenarios, for the impairment test of the Company's E&P assets in Brazil.

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Parent Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of R$ 1,665 in the APS scenario and additional impairment losses R$ 98,351 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis based on APS and NZE Brent price scenarios to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 equivalent emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 35.3/CO2 in 2035, US$ 60.6/CO2 in 2040, US$ 85.9/CO2 in 2045, and US$ 111.2/CO2 in 2050, considering emission allowances to be distributed free of charge, with gradual reduction, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the Parent Company’s E&P segment would have an additional R$ 382 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2025, the provision for decommissioning costs recognized by the Parent Company totaled R$ 156,268, as set out in Note 21. On an undiscounted basis the nominal amount would be R$ 313,800.

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected the amount and period of its provision for decommissioning costs.

During 2025, there were no issuances of government regulations related to climate matters that changed or had potential to change the amount and period for decommissioning the Company's assets.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by R$ 7,253, R$ 22,378 and R$ 35,942 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.3.1 (a) involving the Company's future exports.

The calculation of “highly probable future exports” is based on the projected exports in the Business Plan 2026-2030, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the Company considers the effects related to the transition to a low-carbon economy, including Brent prices and demands for products. Carbon prices were not incorporated in such estimates.

The Company’s actions and goals for its transition to a low-carbon economy have not materially affected its highly probable future exports.

Using the Brent prices in the APS and NZE scenarios we carried out a sensitivity analysis to simulate the need to reclassify the foreign exchange gains or losses recorded in equity to the statement of income. Such analysis simulated a new future cash flow from exports, changing only the oil price, keeping all other components, variables, assumptions and data unchanged. In such an analysis, it would be necessary to reclassify the foreign exchange losses, in the amount of R$ 90, recorded in equity to the statement of income in the NZE scenario.

The simulations used to perform such sensitivity analysis, based on Brent prices of the scenarios APS and NZE, are not considered by the Company as the best estimates to determine expected effects of the reclassification of foreign exchange variation recorded in equity to the statement of income.

a.4) Potential effects on the useful lives of PP&E

A transition to a low-carbon economy that is faster than the Company anticipates may reduce the useful life of its assets, which could lead to an increase in annual depreciation, depletion and amortization expenses.

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2025, the carrying amount of these assets in operation in Brazil is R$ 596,594. Based on this carrying amount, assuming the current depreciation and amortization rates are maintained, the balance of these assets would not be material by 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

The Company's refining plants consist of 11 refineries and 2 fertilizer plants in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2025, which amounts to R$ 53,383, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2025, totaling R$ 20,979, and assuming no additional investment, these assets would have no material depreciation amounts after 2050. This simulation is not considered by the Company to represent an expectation of carrying amounts in 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 93% of the Company's total assets in operation.

b) Physical Risks

Physical risks result from changes in climate that can be event-driven (acute physical risk) or from long-term changes in weather patterns (acute physical risk). In this category, the company does not foresee that changes caused by climate change will have material effects on accounting estimates considering the risks currently identified.

5.2.	Investments in decarbonization in Long-Term Assets

The Company systematically identifies opportunities to decarbonize its operations and, in line with its strategy focused on oil and gas with economic and environmental resilience, has been investing in initiatives aimed at reducing or avoiding greenhouse gas emissions.

The following information presents the balance of expenses incorporated into the book values of long-term assets related to investments made in decarbonization initiatives in the company's operational activities, as well as a comparison between the respective realized and estimated values for the year 2025:

Operating segment	12.31.2025	12.31.2024
E&P	8,238	5,470
RT&M	494	126
G&LCE	230	104
Total	8,962	5,700

The Company estimated expenditures on decarbonization asset projects for the fiscal year 2025 in the amounts of R$ 2,788 for E&P, R$ 304 for RT&M and R$ 146 for G&LCE, with actual expenditures in 2025 totaling R$ 2,768, R$ 368 and R$ 126, respectively.

The main investments made refer to decarbonization technologies in new production systems to be used in the pre-salt layer, which are being incorporated into seven FPSOs (Floating Production, Storage and Offloading units) associated with production development projects in oil and gas fields where Petrobras acts in partnerships, as presented below:

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

FPSO	Field	Petrobras’ interest	Start of operation
P-78	Búzios	89%	2025
P-79			2026 (1)
P-80			2027 (1)
P-82
P-83
P-84	Atapu 2	66%	2029 (1)
P-85	Sépia 2	55%	2030 (1)
(1) Expected.

As these technologies are inseparable from the FPSOs, the amounts related to decarbonization technologies are determined by multiplying the total expenditures incurred under the contract by an index representing the construction cost of the FPSO with and without the technology.

These fields integrate CGUs with no impairment loss recognized in the consolidates financial statements of 2025.

The incorporation of these decarbonization technologies ensures that the new units present lower carbon intensities, which is crucial for achieving the GHG emissions reduction targets set out in the Business Plan 2026-2030.

As described in the Business Plan 2026-2030, the Company has 5 commitments to reduce GHG emissions under operational control (scopes 1 and 2) by 2030. One of the commitments involves reducing 30% absolute operational emissions up to 2030, compared to 2015.

The commitments to reduce GHG emissions do not constitute guarantees of future performance by the Company and are subject to assumptions that may not materialize, as well as to risks and uncertainties that are difficult to predict. Furthermore, current and planned investments also do not constitute guarantees of achieving these commitments.

Emission offsets through carbon credits may be used as a complementary tool in the Company’s decarbonization initiatives. Transactions involving assets linked to GHG reduction, such as the acquisition an retirement of carbon credits, are not material for these consolidated financial statements. The use of carbon credits for this purpose does not constitute a guarantee of the Company’s performance.

6.	New standards and interpretations
6.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2025 are set out as follows:

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Standard	Description	Effective on
Annual Improvements – Volume 11	The amendments alter certain requirements related to: transaction price and derecognition of lease liabilities (IFRS 9 - Financial Instruments); cost method (IAS 7 - Statement of Cash Flows); disclosure of gain or loss on derecognition of assets; and credit risk disclosures (IFRS 7 - Financial Instruments: Disclosures); determination of a ‘de facto agent’ (IFRS 10 - Consolidated Financial Statements); and hedge accounting by a first-time adopter (IFRS 1 - First-time Adoption of International Financial Reporting Standards).	January 1, 2026, with specific transition rules.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 provide clarifications on: assessment of contractual cash flows for asset classification; financial assets with non-recourse features, and contractually linked instruments.

They also provide clarifications on the date of initial recognition or derecognition of financial assets and financial liabilities, and the possibility of derecognizing financial liabilities that will be settled in cash through an electronic payment system before the settlement date, provided that certain criteria are met.

The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Contracts Referencing Nature-dependent Electricity Contracts - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 establishes new requirements for the presentation and disclosure of financial statements, replacing IAS 1 - Presentation of Financial Statements. Among others, new requirements were included on:

a. Presentation of the statement of income, including the obligation to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations;

b. Disclosure of performance measures defined by management;

c. Guidance on aggregation or disaggregation of information; and

d. New disclosure requirements.

In addition, certain changes were made to other standards, including accounting requirements related to the statement of cash flows, such as the exclusion of the optionality of the classification of cash flows from dividends and interest.

January 1, 2027, retrospective application with specific transition rules.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19 is a voluntary standard that enables eligible entities to provide reduced disclosures when applying IFRS accounting standards in their financial statements.

To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.
Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21

The amendments established changes to IAS 21 and IAS 29 to specify translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The changes apply when the entity translates to such a presentation currency:

(a) its statement of income and statement of financial position, and the entity's functional currency is that of a non-hyperinflationary economy; and/or

(b) the statement of income and statement of financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

January 1, 2027, retrospective application with specific transition rules.

Regarding the amendment effective as of January 1, 2026, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2027, the Company is assessing the effects that they will have on its consolidated and individual financial statements.

6.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements, reviews of pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. Below are the regulations issued that have not yet come into force and did not have their early adoption by the Company until December 31, 2025:

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Pronouncement, review or interpretation of the CPC	Equivalent IFRS Accounting Standards	Effective on
Technical Pronouncement CPC 51 Presentation and Disclosure on Financial Statements	IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
Review of Technical Pronouncements nº 28 – Changes came from Technical Pronouncement CPC 51	IFRS 18 Presentation and Disclosure in Financial Statements (Appendix D)	1, 2027

The expected effects of the initial application of the regulations above are the same as that presented for the respective standards issued by the IASB presented in note item 6.1.

7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. Its main source of funding is cash provided by operating activities.

The financial strategy of the Business Plan 2026-2030 consists of consolidating capital discipline measures focused on cost optimization, increased productivity and operational efficiency, for the benefit of the Company's long-term sustainability. The main assumptions for the plan's viability are:

•	minimum balance of US$ 6 billion of cash and cash equivalents;
•	payment of dividends according to the current Shareholders Remuneration Policy; and
•	ceiling target of US$ 75 billion for the gross debt (composed of current and non-current finance debt and lease liability), converging to US$ 65 billion in the long term.

In 2025, Petrobras achieved positive recurring adjusted EBITDA and consistency in cash generation through Operating Cash Flow (OCF), a performance that allowed for returns to society through the payment of taxes and dividends.

Gross debt increased by US$ 9,482 million in 2025, remaining within the reference range established in the company's planning. Net debt increased by US$ 8,353 million. In reais, gross and net debt grew by 2.8% and 3.1%, respectively, as shown in the following table:

	Consolidated
	In millions of US$
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Gross debt	69,793	60,311	384,025	373,467
Cash and cash equivalents and financial investments	(9,200)	(8,071)	(50,622)	(49,978)
Net debt	60,593	52,240	333,403	323,489

The adjusted EBITDA adopted by Petrobras does not consider the results of certain operations, with the objective of providing a view on the potential for cash generation. Net debt represents total financing and leases, less cash and cash equivalents and financial investments. These measures are not defined according to IFRS Accounting Standards and should not be considered in isolation or as a substitute for the metrics of income, debt and operating cash flow generation in IFRS Accounting Standards, nor should they be used as a basis for comparison with the indicators of other companies.

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

8.	Cash and cash equivalents and financial investments
8.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Cash at bank and in hand	1,223	841	44	81
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	6,484	8,996	2,033	1,763
Bank Deposit Certificates and other investment funds	1,159	1,152	23	41
	7,643	10,148	2,056	1,804
- Abroad
Time deposits	18,242	4,509	−	1,239
Sweep accounts and interest-bearing accounts	8,242	4,495	216	10
Other financial investments	258	261	−	−
	26,742	9,265	216	1,249
Total financial investments classified as cash equivalents	34,385	19,413	2,272	3,053
Total	35,608	20,254	2,316	3,134

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

Cash and cash equivalents were mainly provided by operating activities (R$ 200,333), proceeds from finance debt (R$ 29,628), divestments in financial investments (R$ 16,188), proceeds from disposal of assets - divestment (R$ 3,550) and financial compensation from co-participation agreements (R$ 2,140).

The main use of these funds in 2025 were for acquisition of PP&E and intangible assets in the amount of R$ 108,714, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to R$ 81,377, as well as for payment of dividends of R$ 45,438.

Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

8.2.	Financial investments
						Consolidated		Parent Company
			12.31.2025			12.31.2024	12.31.2025	12.31.2024
	Brazil	Abroad	Total	Brazil	Abroad	Total	Total	Total
Fair value through profit or loss	1,125	−	1.125	3.290	−	3.290	1.125	3.290
Amortized cost	13,709	180	13.889	14.290	12.422	26.712	13.652	14.256
Total	14,834	180	15.014	17.580	12.422	30.002	14.777	17.546
Current	14,820	180	15.000	13.975	12.422	26.397	14.775	13.941
Non-current	14	−	14	3.605	−	3.605	2	3.605

Financial investments (which are not defined as cash equivalent) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

Accounting policy for financial investments

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Fair value through profit or loss – financial assets whose purpose is to receive funds from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.
•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.
9.	Sales revenues
9.1.	Revenues from contracts with customers

Revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

	Consolidated		Parent Company
	2025	2024	2025	2024
Gross sales	641,818	629,354	627,424	611,385
Sales taxes (1)	(144,269)	(138,525)	(143,601)	(137,838)
Sales revenues	497,549	490,829	483,823	473,547
Diesel	149,872	147,911	149,881	147,936
Gasoline	68,843	68,404	68,843	68,404
Liquefied petroleum gas	18,919	17,073	18,919	17,073
Jet fuel	24,699	24,282	24,699	24,282
Naphtha	8,845	10,080	8,845	10,080
Fuel oil (including bunker fuel)	3,308	5,183	3,312	5,183
Other oil products	20,322	22,992	20,339	22,992
Subtotal oil products	294,808	295,925	294,838	295,950
Natural gas	21,478	25,244	21,045	25,151
Crude oil	24,561	23,283	24,561	23,283
Renewables and nitrogen products	1,451	1,232	6	−
Breakage	1,039	2,338	1,039	2,338
Electricity	4,107	4,052	4,120	4,058
Services, agency and others	3,971	4,337	2,189	2,087
Domestic market	351,415	356,411	347,798	352,867
Exports	142,323	129,652	136,025	120,680
Crude oil	110,294	97,641	104,962	88,897
Fuel oil (including bunker fuel)	25,466	25,638	24,709	25,049
Other oil products and other products	6,563	6,373	6,354	6,734
Sales abroad (2)	3,811	4,766	−	−
Foreign Market	146,134	134,418	136,025	120,680
Sales revenues	497,549	490,829	483,823	473,547
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2025, the composition of sales revenues by shipping destination is presented as follows:

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
Brazil	351,415	356,411
Domestic market	351,415	356,411
China	53,430	41,127
Americas (except United States)	20,061	19,271
Europe	20,528	29,250
Asia (except China and Singapore)	24,202	10,770
United States	10,886	18,312
Singapore	14,707	15,425
Others	2,320	263
Foreign market	146,134	134,418
Sales revenues	497,549	490,829

Sales revenues of R$ 497,549, R$ 6,720 higher than in 2024 (R$ 490,829), reflecting:

•	Increased export revenues, due to higher volumes of crude oil exports, resulting from increased production, and of oil products, especially fuel oil. Partially offset by lower prices, mainly due to the devaluation of international prices;
•	Decreased domestic market revenues, mainly due to: (i) lower average prices of oil products, especially diesel, jet fuel, and gasoline, largely following the devaluation of international prices; and (ii) lower natural gas revenue, due to lower demand from the non-thermal power sector, due to the increased participation of other agents, and lower selling prices, influenced by variations in Brent and the exchange rate. These effects were partially offset: (iii) by the higher volume of sales of oil products, especially diesel, due to increased economic activity and growth in grain harvests; and (iv) by increased oil revenue, due to higher volumes sold in Brazil.

In 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 14% and 10% of the Company’s sales revenues; in 2024, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues. For more information about RT&M segment, see note 13 – Information by operating segment.

9.2.	Remaining performance obligations

Certain sales contracts signed through December 31, 2025, with original expected duration of equal to or more than 1 year, define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2025 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2025 or practiced in recent sales reflecting more directly observable information:

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Expected recognition within 1 year	Expected recognition after 1 year	Consolidated Total
Diesel	131,471	195	131,666
Gasoline	56,718	242	56,960
Liquefied petroleum gas	18,135	−	18,135
Jet fuel	6,429	−	6,429
Naphtha	5,823	25,494	31,317
Other oil products	17,239	37,173	54,412
Crude oil	38,991	14,696	53,687
Natural gas	18,249	79,607	97,856
Electricity	2,514	21,471	23,985
Other products and services	3,161	16,730	19,891
Total	298,730	195,608	494,338

Revenues are recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.3.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position in 2025 amounted to R$ 416 (R$ 397 in 2024). This amount is classified in current liabilities and primarily comprises advances from customers in take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

Accounting policy for revenues

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the Company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Sales are carried out in short terms of receipt, thus there are no significant financing components.

10.	Costs and expenses by nature
10.1	Cost of sales

	Consolidated		Parent Company
	2025	2024	2025	2024
Raw material, products for resale, materials and third-party services (1)	(124,861)	(120,204)	(123,002)	(118,128)
Acquisitions (including imports)	(85,437)	(87,585)	(83,953)	(87,261)
Crude oil	(43,135)	(50,968)	(43,832)	(51,242)
Oil products	(36,997)	(27,169)	(33,948)	(24,121)
Natural gas	(5,305)	(9,448)	(6,173)	(11,898)
Third-party services and others	(39,424)	(32,619)	(39,049)	(30,867)
Depreciation, depletion and amortization	(67,864)	(52,509)	(69,693)	(53,925)
Production taxes	(59,611)	(61,202)	(59,566)	(61,152)
Employee compensation	(9,937)	(10,166)	(7,478)	(7,801)
Inventory turnover	1,722	(286)	(534)	3,509
Total	(260,551)	(244,367)	(260,273)	(237,497)
(1) It Includes short-term leases.

Cost of sales of R$ 260,551, R$ 16,184 higher than in 2024 (R$ 244,367), highlighting the following factors:

•	Higher volumes of exported oil and oil products;
•	Higher volumes of oil products sold in the domestic market, especially diesel;
•	Greater share of imported oil products in the sales mix; and
•	Salary adjustments and the process of career advancement for employees.

These effects were partially offset by lower costs for the health plan benefit in 2025, reflecting the recognition of the actuarial review regarding the change in the benefit's co-participation in 2024.

10.2	Selling expenses
	Consolidated		Parent Company
	2025	2024	2025	2024
Materials, third-party services, freight, rent and other related costs	(24,024)	(21,853)	(24,701)	(23,386)
Depreciation, depletion and amortization	(4,171)	(3,610)	(4,674)	(4,039)
Reversal (allowance) for expected credit losses	(34)	20	(8)	4
Employee compensation	(725)	(691)	(564)	(559)
Total	(28,954)	(26,134)	(29,947)	(27,980)

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Selling expenses of R$ 28,954, R$ 2,820 higher than in 2024 (R$ 26,134), largely reflecting the higher logistical costs associated with exports of oil and oil products, due to the larger export volumes.

10.3.	General and administrative expenses
	Consolidated		Parent Company
	2025	2024	2025	2024
Employee compensation	(6,334)	(6,475)	(5,341)	(5,568)
Materials, third-party services, rent and other related costs	(3,424)	(2,669)	(2,864)	(2,214)
Depreciation, depletion and amortization	(1,044)	(787)	(983)	(727)
Total	(10,802)	(9,931)	(9,188)	(8,509)

General and administrative expenses of R$ 10,802, R$ 871 higher than 2024 (R$ 9,931), mainly reflecting:

•	Increased expenses on third-party services, particularly data processing services, related to digital innovation and technological development initiatives; and
•	Salary adjustments and the process of career advancement for employees.

These effects were partially offset by lower health plan benefit costs in 2025, reflecting the recognition of the actuarial review regarding the change in benefit co-participation in 2024.

11.	Other income and expenses, net
	Consolidated		Parent Company
	2025	2024	2025	2024
Stoppages for asset maintenance and pre-operating expenses	(14,837)	(14,061)	(14,472)	(13,981)
Variable compensation programs (1)	(7,556)	(4,935)	(6,829)	(4,298)
Pension and medical benefits - retirees (2)	(7,349)	(11,827)	(7,289)	(11,732)
Losses with legal, administrative and arbitration proceedings	(5,670)	(5,395)	(5,841)	(5,118)
Collective bargaining agreement	(2,694)	(40)	(2,571)	(10)
Institutional relations and cultural projects	(1,851)	(1,243)	(1,797)	(1,210)
Equalization of expenses - Production Individualization Agreements (3)	(1,501)	(78)	(1,501)	(78)
Operating expenses with thermoelectric power plants	(1,214)	(1,181)	(1,236)	(1,201)
Allowance (reversals) for credit loss on trade and other receivables, net	(401)	(1,547)	(383)	(1,502)
Gains (losses) with commodities derivatives	117	217	42	(83)
Results on disposal/write-offs of assets	134	1,171	91	795
Government grants	888	826	878	812
Fines imposed on customers	904	1,192	842	1,190
Results from co-participation agreements in bid areas	1,302	1,482	1,302	1,482
Fines imposed on suppliers	1,524	1,336	1,509	1,322
Reimbursements from E&P partnership operations	1,807	2,660	1,807	2,660
Results of non-core activities	2,548	1,415	4,045	2,884
Losses on decommissioning of areas	2,921	(15,745)	2,921	(15,745)
Early termination and changes to cash flow estimates of leases	3,407	1,938	3,405	1,954
Others	309	(557)	(320)	(1,191)
Total	(27,212)	(44,372)	(25,397)	(43,050)
(1) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 19.1.
(2) For more information, see note 19.3 - Employee benefits (post-employment).
(3) For more information, see note 27.1 - Production Individualization Agreements.

 Other income and expenses, net negative in R$ 27,212, R$ 17,160 lower when compared to 2024 (R$ 44,372), with emphasis on:

•	Positive effect on the 2025 result related to the decommissioning of areas: this is largely due to the gain on the fields undergoing the return process, as a result of the appreciation of the real against the dollar, impacting positively cost estimates in dollars, the revision of tariffs, and the increase in the discount rate, resulting in a lower present value of the liability. These factors contributed to revenue in 2025, when compared to the expense recorded in the 2024 annual review (for more information on the provision for decommissioning of areas, see explanatory note 21); and
•	Reduction in expenses with the health plan benefit, reflecting the actuarial review regarding the change in co-participation of the benefit in 2024.

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

12.	Net finance income (expense)
	Consolidated		Parent Company
	2025	2024	2025	2024
Finance income	8,286	10,488	12,891	12,326
Income from financial investments and Government Bonds	6,050	8,072	3,035	3,835
Finance income FIDC-NP	−	−	7,332	6,195
Others	2,236	2,416	2,524	2,296
Finance expenses	(24,064)	(32,093)	(49,143)	(51,867)
Interest on finance debt	(12,147)	(11,560)	(37,862)	(32,630)
Unwinding of discount on lease liability	(14,792)	(12,235)	(14,226)	(11,623)
Capitalized borrowing costs	11,439	8,478	11,439	8,474
Unwinding of discount on the provision for decommissioning costs	(7,358)	(5,362)	(7,335)	(5,317)
Tax settlement programs - federal taxes (1)	−	(9,600)		(9,600)
Others	(1,206)	(1,814)	(1,159)	(1,171)
Foreign exchange gains (losses) and indexation charges	20,749	(60,866)	22,137	(62,458)
Foreign Exchange gains (losses) (2)	27,075	(46,500)	28,638	(48,121)
Real x U.S. dollar	27,978	(46,765)	28,625	(48,098)
Other currencies	(903)	265	13	(23)
Reclassification of hedge accounting to the Statement of Income (2)	(12,043)	(16,246)	(12,223)	(16,191)
Tax settlement programs - federal taxes (1)	−	(1,451)	−	(1,451)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(247)	(1,359)	(238)	(1,347)
Recoverable taxes inflation indexation income	1,210	505	680	653
Others	4,754	4,185	5,280	3,999
Total	4,971	(82,471)	(14,115)	(101,999)
(1) For more information, see note 18.3.
(2) For more information, see notes 33.3.1.a and 33.3.1.c.

Net finance income (expense), positive, of R$ 4,971, R$ 87,442 higher compared to the negative result in 2024 (R$ 82,471), due to:

•	Improved result with foreign exchange gains (losses) and indexation charges, mainly caused by net gains from exchange rate variation, reflecting, primarily, the 11.1% appreciation of the real against the dollar in 2025 on the passive exposure in dollars, when compared to the 27.9% depreciation in 2024; and
•	Lower net finance expenses, particularly those related to the effects of joining the tax settlement program in 2024, which ended legal disputes regarding tax litigation. These effects were partially offset by higher lease expenses, mainly due to increased liabilities from chartering platforms and other operational assets.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

13.	Information by operating segment
13.1.	Net income by operating segment
Consolidated Statement of Income by operating segment - 2025
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	332,813	469,543	48,462	1,883	(355,152)	497,549
Intersegments	331,524	6,040	17,559	29	(355,152)	−
Third parties	1,289	463,503	30,903	1,854	−	497,549
Cost of sales	(156,389)	(433,901)	(26,967)	(1,688)	358,394	(260,551)
Gross profit (loss)	176,424	35,642	21,495	195	3,242	236,998
Income (expenses)	(30,699)	(19,886)	(19,319)	(21,224)	−	(91,128)
Selling	(5)	(12,630)	(16,220)	(99)	−	(28,954)
General and administrative	(333)	(2,228)	(724)	(7,517)	−	(10,802)
Exploration costs	(6,758)	−	−	−	−	(6,758)
Research and development	(3,740)	(61)	(57)	(956)	−	(4,814)
Other taxes	(571)	(980)	(27)	(2,663)	−	(4,241)
Impairment (losses) reversals, net	(10,109)	1,690	(3)	75	−	(8,347)
Other income and expenses, net	(9,183)	(5,677)	(2,288)	(10,064)	−	(27,212)
Net income / (loss) before financial results and income taxes	145,725	15,756	2,176	(21,029)	3,242	145,870
Net finance income (expenses)	−	−	−	4,971	−	4,971
Results in equity-accounted investments	319	(774)	253	(40)	−	(242)
Net income / (loss) before income taxes	146,044	14,982	2,429	(16,098)	3,242	150,599
Income taxes	(49,547)	(5,357)	(740)	16,752	(1,102)	(39,994)
Net income (loss) for the year	96,497	9,625	1,689	654	2,140	110,605
Attributable to:
Shareholders of Petrobras	96,510	9,625	1,501	353	2,140	110,129
Non-controlling interests	(13)	−	188	301	−	476
	96,497	9,625	1,689	654	2,140	110,605

Consolidated Statement of Income by operating segment - 2024
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	324,934	457,774	51,394	1,719	(344,992)	490,829
Intersegments	323,286	5,547	16,129	30	(344,992)	−
Third parties	1,648	452,227	35,265	1,689	−	490,829
Cost of sales	(133,560)	(423,457)	(27,235)	(1,581)	341,466	(244,367)
Gross profit (loss)	191,374	34,317	24,159	138	(3,526)	246,462
Income (expenses)	(43,688)	(17,725)	(18,886)	(25,495)	−	(105,794)
Selling	(10)	(10,281)	(15,806)	(37)	−	(26,134)
General and administrative	(336)	(1,927)	(622)	(7,046)	−	(9,931)
Exploration costs	(4,997)	−	−	−	−	(4,997)
Research and development	(3,404)	(40)	(30)	(807)	−	(4,281)
Other taxes	(3,670)	(260)	(90)	(2,688)	−	(6,708)
Impairment (losses) reversals, net	(7,586)	(1,851)	−	66	−	(9,371)
Other income and expenses, net	(23,685)	(3,366)	(2,338)	(14,983)	−	(44,372)
Net income / (loss) before financial results and income taxes	147,686	16,592	5,273	(25,357)	(3,526)	140,668
Net finance income (expenses)	−	−	−	(82,471)	−	(82,471)
Results in equity-accounted investments	397	(4,268)	415	(11)	−	(3,467)
Net income / (loss) before income taxes	148,083	12,324	5,688	(107,839)	(3,526)	54,730
Income taxes	(50,213)	(5,641)	(1,793)	38,727	1,199	(17,721)
Net income (loss) for the year	97,870	6,683	3,895	(69,112)	(2,327)	37,009
Attributable to:
Shareholders of Petrobras	97,886	6,683	3,620	(69,256)	(2,327)	36,606
Non-controlling interests	(16)	−	275	144	−	403
	97,870	6,683	3,895	(69,112)	(2,327)	37,009

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - 2025

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(12,661)	(1,584)	(483)	(109)	(14,837)
Variable compensation programs	(3,466)	(1,725)	(391)	(1,974)	(7,556)
Pension and medical benefits - retirees	−	−	−	(7,349)	(7,349)
Losses with legal, administrative and arbitration proceedings	(3,764)	(1,762)	(72)	(72)	(5,670)
Collective bargaining agreement	(1,222)	(632)	(117)	(723)	(2,694)
Results on disposal/write-offs of assets	58	(40)	42	74	134
Results from co-participation agreements in bid areas	1,302	−	−	−	1,302
Results of non-core activities	2,518	(48)	7	71	2,548
Gains on decommissioning of areas	2,921	−	−	−	2,921
Early termination and changes to cash flow estimates of leases	3,132	208	31	36	3,407
Others	1,999	(94)	(1,305)	(18)	582
Total	(9,183)	(5,677)	(2,288)	(10,064)	(27,212)

Other income and expenses, net by segment - 2024

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(12,984)	(420)	(540)	(117)	(14,061)
Variable compensation programs	(2,150)	(1,202)	(260)	(1,323)	(4,935)
Pension and medical benefits – retirees	−	−	−	(11,827)	(11,827)
Losses with legal, administrative and arbitration proceedings	(2,099)	(2,241)	(160)	(895)	(5,395)
Collective bargaining agreement	(5)	(31)	−	(4)	(40)
Results on disposal/write-offs of assets	1,231	260	85	(405)	1,171
Results from co-participation agreements in bid areas	1,482	−	−	−	1,482
Results of non-core activities	1,466	(172)	32	89	1,415
Losses on decommissioning of areas	(15,745)	−	−	−	(15,745)
Early termination and changes to cash flow estimates of leases	1,811	51	3	73	1,938
Others	3,308	389	(1,498)	(574)	1,625
Total	(23,685)	(3,366)	(2,338)	(14,983)	(44,372)

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
2025	65,241	15,067	3,143	937	84,388
2024	49,899	13,412	2,989	733	67,033
13.2.	Assets by operating segment
Consolidated assets by operating segment - 12.31.2025
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Current assets	13,340	52,714	1,960	91,448	(19,436)	140,026
Non-current assets	843,470	122,760	29,247	87,886	−	1,083,363
Long-term receivables	51,274	17,007	802	72,747	−	141,830
Investments	1,605	149	942	328	−	3,024
Property, plant and equipment	780,341	104,836	27,057	12,390	−	924,624
Operating assets	596,594	90,973	24,179	8,626	−	720,372
Under construction	183,747	13,863	2,878	3,764	−	204,252
Intangible assets	10,250	768	446	2,421	−	13,885
Total Assets	856,810	175,474	31,207	179,334	(19,436)	1,223,389

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 12.31.2024
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Current assets	16,701	55,838	2,345	86,210	(25,882)	135,212
Non-current assets	760,749	115,848	30,226	82,762	−	989,585
Long-term receivables	43,693	13,729	564	69,640	−	127,626
Investments	1,850	709	1,127	395	−	4,081
Property, plant and equipment	704,444	100,669	28,118	10,686	−	843,917
Operating assets	569,046	91,818	24,371	7,692	−	692,927
Under construction	135,398	8,851	3,747	2,994	−	150,990
Intangible assets	10,762	741	417	2,041	−	13,961
Total Assets	777,450	171,686	32,571	168,972	(25,882)	1,124,797

Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products, in addition to LPG and NGL transfers. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Low Carbon Energies segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, as well as the oil and natural gas operations carried out by subsidiaries abroad.

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil) and fertilizer production and trading.

This segment carries out the acquisition of crude oil from the E&P segment and from the domestic market, the import oil for feedstock refinery slate and the acquisition of oil products in domestic and international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer prices.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Gas and Low Carbon Energies (G&LCE): this segment covers the activities of trading natural gas, electricity and liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production and sale of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed to the RT&M segment and natural gas processing to the E&P segment. These transactions are both measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect sales of natural gas processed to distributors and to free consumers, generation and trading of electricity, as well as gas processing to third parties.

Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other businesses include the distribution of oil products abroad (South America).

14.	Trade and other receivables
14.1.	Trade and other receivables
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Third parties
Receivables from contracts with customers	25,534	23,398	15,722	14,559
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	6,231	10,383	6,231	10,383
Lease receivables	1,242	1,848	−	135
Other receivables	6,565	3,664	5,969	2,888
Subtotal - Third parties	39,572	39,293	27,922	27,965
Related parties
Receivables from contracts with customers - Investees	422	726	16,516	31,714
Investments in credit rights - FIDC-NP	−	−	54,686	82,951
Subtotal - Related parties (note 34)	422	726	71,202	114,665
Total trade and other receivables, before ECL	39,994	40,019	99,124	142,630
Expected credit losses (ECL) - Third parties	(9,796)	(10,151)	(6,100)	(6,063)
Expected credit losses (ECL) - Related parties	(54)	(11)	(54)	(11)
Total trade and other receivables	30,144	29,857	92,970	136,556
Current	25,461	22,080	88,627	129,592
Non-current	4,683	7,777	4,343	6,964

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 2,213 as of December 31, 2025 (R$ 2,579 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling R$ 2,191 (R$ 3,147 as of December 31, 2024), from the sale of the Roncador field, totaling R$ 1,464 (R$ 2,185 as of December 31, 2024) and the Potiguar cluster, totaling R$ 862 (R$ 1,345 as of December 31, 2024).

The increase in the net accounts receivable balance in 2025 of R$ 287 is mainly due to the recognition of receivables related to the equalization of expenses resulting from the redetermination of the shared Tupi deposit (note 27.1), partially offset by the reduction in receivables from divestments.

In 2025, the average period for accounts receivable from contracts with third-party clients in the domestic market is approximately 2 days for the sale of oil products (the same period in 2024). The collection period for the sale of crude oil in the domestic market, in 2025, varies between 20 and 85 days (between 20 and 27 days in 2024). Exports of fuel oil have a collection period between 3 and 19 days, while exports of crude oil have a period between 10 and 14 days (between 11 and 15 days for fuel oil and between 9 and 13 days for crude oil, in 2024).

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

14.2.	Aging of trade and other receivables – third parties
	Consolidated				Parent Company
	12.31.2025		12.31.2024		12.31.2025		12.31.2024
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	28,970	(483)	27,948	(1,041)	21,510	(479)	21,431	(1,023)
Overdue:
Up to 3 months	362	(175)	1,316	(466)	329	(174)	1,221	(463)
From 3 to 6 months	255	(135)	391	(141)	241	(134)	353	(133)
From 6 to 12 months	708	(587)	184	(111)	667	(569)	170	(106)
Over 12 months	9,277	(8,416)	9,454	(8,392)	5,175	(4,744)	4,790	(4,338)
Total	39,572	(9,796)	39,293	(10,151)	27,922	(6,100)	27,965	(6,063)

14.3.	Provision for expected credit losses – third parties and related parties
	Consolidated		Parent Company
	2025	2024	2025	2024
Opening balance	10,162	7,821	6,074	4,636
Additions	879	1,836	835	1,807
Reversals	(444)	(318)	(444)	(308)
Write-offs	(312)	(63)	(311)	(61)
Cumulative translation adjustment	(435)	886	−	−
Closing balance	9,850	10,162	6,154	6,074
Current	2,233	1,891	1,952	1,646
Non-current	7,617	8,271	4,202	4,428

Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses (ECL) for short-term trade receivables using a provision matrix which is based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of credit risk, a 30-day period of default triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information, such as the existence of contractual or financial guarantees, which have the potential to influence credit risk, thus affecting the application of the risk matrix percentages.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 120 days past due.

15.	Inventories
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Crude oil	17,339	16,379	12,208	12,751
Oil products	12,667	13,382	12,123	12,735
Intermediate products	3,173	2,627	3,174	2,627
Natural gas and Liquefied Natural Gas (LNG)	619	628	409	628
Biofuels	161	134	53	25
Fertilizers	57	7	58	8
Total products	34,016	33,157	28,025	28,774
Materials, supplies and others	11,157	8,393	10,657	8,000
Total	45,173	41,550	38,682	36,774

Crude oil can be traded or used for production of oil products.

Oil products mainly include diesel, gasoline, jet fuel and naphtha, and are generally traded.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Natural gas is initially processed, and its derivatives are subsequently traded or transferred to thermoelectric power plants and refineries, while LNG can be traded or converted to natural gas.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

The increase in inventory balances in 2025, of R$ 3,623, refers mainly to acquisitions of parts and materials for routine maintenance and consumption in operations and warehouses, especially in refineries and production assets. Additionally, the oil inventory reflects higher production, partially offset by lower costs with production taxes, reduced international prices, a lower share of imported oil (of higher unit cost), and higher export volumes.

Inventories are presented deducted from losses to adjust their net realizable value, with these adjustments resulting mainly from fluctuations in international oil and oil product prices, and when constituted, they are recognized in the income statement for the year as costs of products and services sold. On December 31, 2025, there was a loss within cost of sales, adjusting inventories to net realizable value of R$17 (reversal of R$214 on December 31, 2024).

At December 31, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,326 (R$ 4,712 at December 31, 2024).

Accounting policy for inventories

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than their carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, considering the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

16.	Prepayments
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Advances for property, plant and equipment	22,795	13,319	22,498	13,022
Prepaid expenses	2,407	2,172	1,619	1,695
Other advances	688	707	634	630
Related parties (note 34.1)	−	−	1,463	1,542
Total	25,890	16,198	26,214	16,889
Current	2,573	2,234	1,848	1,839
Non current	23,317	13,964	24,366	15,050

As of December 31, 2025, the balance of prepayments mainly relates to advances for for property, plant and equipment, relating to the construction of platforms (P-80, P-82, P-83, P-84 and P-85) and equipment, as well as advances for the acquisition of interest in Mero reservoir (3,5%) and in Atapu reservoir (0,95%), in partnership with Shell Brasil Petróleo Ltda., in the scope of the auction of uncontracted areas conducted by Pré-Sal Petróleo S.A. – PPSA. The signing of these agreements is expected for March 2026.

The contracts relating to the construction of platforms and equipment have associated guarantees capable of covering the advances made by Petrobras. These guarantees include bank guarantees, letters of credit, surety bonds and/or corporate guarantees.

The increase in the balance of prepayments in 2025, of R$ 9,692, refers mainly to the advance payment for the acquisition of rights in the Mero and Atapu deposits made in December 2025.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

17.	Trade payables
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Third parties in Brazil	28,048	22,644	26,845	21,401
Third parties abroad	12,599	14,917	5,929	8,879
Related parties (note 34.1)	301	98	9,297	9,461
Total	40,948	37,659	42,071	39,741

As of December 31, 2025, the average payment term in Brazil is 31 days (the same as in 2024), while for foreign suppliers the average term is 37 days for imported products and 26 days for other goods and services (31 days for imported products and 25 days for other goods and services in 2024).

The increase in the balance of trade payables in 2025, of R$ 3,289, refers mainly to increased acquisitions on credit, net of payments, of maritime transport services and the trading of oil and oil products, as well as amounts payable under Production Individualization Agreements.

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of December 31, 2025, the balance advanced by suppliers, within the scope of the program, is R$ 733 (R$ 832 as of December 31, 2024) and has a payment term from 7 to 93 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

18.	Taxes
18.1.	Income taxes

In Brazil, income taxes are calculated based on a 15% rate plus additional 10% on the taxable income for the IRPJ, and 9% on taxable income for the CSLL, considering the offset of tax loss carryforwards and negative basis of the CSLL, limited to 30% of the taxable income of the year. Net income obtained abroad by a direct or indirect subsidiary, or by an associated company, are considered in the calculation of income tax expenses in Brazil, through the application of the IRPJ and CSLL rates.

Abroad, income taxes are calculated based on a 25.8% rate of Corporate Income Tax (CIT) in the Netherlands, a 15% rate of Corporate Alternative Minimun Tax (CAMT) in the USA, in addition to the Global Minimum Tax (Pillar II) as mentioned in note 18.1.4.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Statement of Financial Position

	Consolidated				Parent Company
	12.31.2025		12.31.2024		12.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Income taxes	5,629	10,278	4,521	11,955	5,339	7,436	4,224	7,377
Deferred income taxes	5,586	34,965	5,710	9,100	−	39,684	−	14,254
Total	11,215	45,243	10,231	21,055	5,339	47,120	4,224	21,631

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated		Parent Company
	2025	2024	2025	2024
Net income (loss) before income taxes	150,599	54,730	146,940	49,658
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(51,204)	(18,608)	(49,959)	(16,884)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	7,531	7,373	7,531	7,373
Different jurisdictional tax rates for companies abroad	7,527	5,140	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(2,880)	(2,902)	(2,880)	(2,902)
Tax incentives	1,252	591	1,252	590
Effects of the global minimum tax – Pillar II (note 18.1.4)	(1,213)	(551)	−	−
Internal transfer prices adjustments for operations between related parties abroad	(502)	(560)	(502)	(560)
Tax loss carryforwards (unrecognized tax losses)	(191)	476	−	265
Fines related to the enrollment in the tax settlement program	−	(780)	−	(780)
Post-employment benefits (2)	(2,232)	(7,177)	(2,154)	(7,043)
Results of equity-accounted investments	(85)	(1,196)	8,032	6,522
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	558	619	557	617
Others	1,445	(146)	1,312	(250)
Income taxes	(39,994)	(17,721)	(36,811)	(13,052)
Deferred income taxes	(35,099)	(40,824)	(32,413)	(36,508)
Current income taxes	(4,895)	23,103	(4,398)	23,456
Effective tax rate of income taxes	26.6%	32.4%	25.1%	26.3%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 18.1).

18.1.1.	Current income taxes

Income taxes recoverable

	Consolidated
		Current assets		Non-current assets		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Taxes in Brazil	3,591	2,510	2,008	1,976	5,599	4,486
Taxes abroad	30	35	−	−	30	35
Total	3,621	2,545	2,008	1,976	5,629	4,521

Income taxes recoverable in Brazil refer mainly to tax credits resulting from the monthly process for estimation and payment of income taxes relating to 2023 and 2024, in addition to the negative balance of IRPJ and CSLL relating mainly to 2017, 2018 and 2019, for which the Company requested refund to the Brazilian Federal Revenue Service (RFB) and are presented in non-current assets. These credits are updated by the Selic interest rate.

The balance increased mainly due to the calculation of IRPJ and CSLL credits related to the 2024 fiscal year, in addition to the Selic rate update for IRPJ and CSLL credits.

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Income taxes payable

	Consolidated
		Current liabilities		Non-current liabilities		Total
	12.31.2025	12.31.2024	12.31.2025	12.31.2024	12.31.2025	12.31.2024
In Brazil
Income taxes (1)	4,318	4,324	2,155	2,046	6,473	6,370
Income taxes - Tax settlement programs	329	303	1,013	1,238	1,342	1,541
	4,647	4,627	3,168	3,284	7,815	7,911
Abroad (1)	2,463	4,044	−	−	2,463	4,044
Total	7,110	8,671	3,168	3,284	10,278	11,955
(1) Includes uncertain tax treatments (see note 18.1.3).

The balance of the tax settlement programs is basically composed of the IRPJ and CSLL tax assessment notice included in the Special Tax Regularization Program (PERT) in 2017, regarding the full deductibility of obligations assumed by the company in 2008 in the Terms of Financial Commitment (TFC), signed with Petros and employee representative entities. The payment term is 145 successive monthly installments, updated by the Selic rate, starting in January 2018.

The current liabilities balance decreased by R$ 1,561 mainly due to: (i) reversals of net CIT provisions, on capital gains from the sale of assets of PNBV assets and other subsidiaries in the Netherlands, considering the stage of discussions in agreement with the Dutch tax authorities; and (ii) exchange rate variations of subsidiaries located abroad.

18.1.2.	Deferred income taxes
	Consolidated
Changes	2025	2024
Opening balance	(3,390)	(48,148)
Recognized in the statement of income for the period	(4,895)	23,103
Recognized in shareholders’ equity	(18,751)	21,263
Translation adjustment	(184)	430
Use of tax loss carryforwards	(2,268)	(34)
Others	109	(4)
Closing balance	(29,379)	(3,390)
Deferred income tax - Assets	5,586	5,710
Deferred income tax - Liabilities	(34,965)	(9,100)

The balance of net deferred tax liabilities increased in 2025, mainly due to exchange rate variations in loans, accounts payable, and financing.

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	12.31.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(35,607)	(38,926)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	24,505	21,440
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(69,310)	(52,745)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(104,908)	(99,340)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(3,657)	16,322
Leasings	Appropriation of the considerations	78,808	67,058
Provision for decommissioning costs	Payments and use of provisions	54,785	56,462
Provision for legal proceedings	Payments and use of provisions	5,793	5,068
Tax loss carryforwards	Taxable income compensation	3,964	6,046
Inventories	Sales, write-downs and losses	2,492	2,628
Employee Benefits	Payments and use of provisions	8,727	7,368
Others		5,029	5,229
Total		(29,379)	(3,390)

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable income in future periods supported by the assumptions within the Company’s Business Plan 2026-2030, whose pillars are the preservation of financial strength, financial and environment resilience of projects, and focus on value creation.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2026-2030.

The estimated schedule of recovery/reversal of deferred tax assets and liabilities as of December 31, 2025 is set out in the following table:

	Consolidated
	Assets	Liabilities
2026	862	(7,616)
2027	294	(4,422)
2028	400	697
2029	454	4,463
2030	418	6,619
2031 and thereafter	3,158	35,224
Recognized deferred tax assets	5,586	34,965

As of December 31, 2025, the company has unused and unrecognized tax losses as a deferred tax asset, as follows:

	Consolidated
		Assets
	12.31.2025	12.31.2024
In Brazil	222	23
Abroad	2,603	3,931
Unrecognized deferred tax assets	2,825	3,954

The unrecorded tax credits abroad arise from accumulated tax losses of the subsidiaries Petrobras America Inc. and Petrobras de Valores Internacional de Espanha S.L.U., mainly from oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	Consolidated
	2027-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	84	121	1,466	606	326	2,603

18.1.3.	Uncertain tax treatments on income taxes

As of December 31, 2025, the Company has R$ 3,379 (R$ 4,748 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

In addition, the Company has R$ 25,151 of uncertain tax treatments (R$ 33,408 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad, according to note 20.3.

As of December 31, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 27,026 (R$ 26,468 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of December 31, 2025, the total amount of uncertain tax treatments amounts to R$ 55,556 (R$ 64,624 as of December 31, 2024), for which Petrobras will continue to defend its position.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

18.1.4.	Global Minimum Tax (Pillar II)

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar II model rules to ensure that multinationals companies with annual revenues exceeding €750 million pay a minimum 15% tax on income in each jurisdiction where they operate (Global Minimum Tax).

The Pillar II provides that, if the Parent Entity is located in a jurisdiction that has not implemented these set of rules, this tax will be levied on the next entity in the organizational structure (Intermediate Parent Entity) located in a jurisdiction that has implemented it, following a top-down approach.

The Netherlands and Spain enacted new tax legislation to implement the Pillar II rules, effective January 2024. Singapore also implemented it, effective January 2025.

In 2025, an income tax expense of R$1,213 million (R$551 million as of December 31, 2024) was recognized, related to the jurisdiction of the Netherlands, where the effective tax rate did not reach the minimum limit of 15% foreseen for Pillar II legislation. No relevant tax liability is expected in the other jurisdictions where PIBBV has investments (including Spain).

Brazil implemented the Additional Domestic Tax in January 2025, known as the "additional CSLL," applicable only to Brazilian companies. Petrobras did not identify any amount due as this additional tax in 2025 under the rules applicable in Brazil.

The company applies the provisions of the amendments to IAS 12 – Income Taxes, and does not account for deferred taxes in relation to the potential impacts of Pillar 2 and the additional CSLL, that is, it does not recognize deferred tax assets or liabilities related to minimum global taxation.

Accounting policy for income taxes

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period is recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

a)     Current income taxes

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

Uncertain tax treatments are periodically assessed, considering the probability of acceptance by the tax authority.

b)     Deferred income taxes

Deferred income taxes are generally recognized on temporary differences between the tax base of an asset or liability and its carrying amount. They are measured at the tax rates that are provided for in the specific legislation to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction does not affect either net income or taxable income (tax loss).

Deferred income taxes are offset when there is a legally enforceable right to set off current tax assets and current tax liabilities, when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority, on the same taxable entity, or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize tax assets and settle tax liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

18.2.	Other taxes and production taxes
18.2.1.	Taxes recoverable
			Consolidated
		Current assets		Non-current assets
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
In Brazil
Current PIS and COFINS	1,405	4,674	7,104	6,215
Non-Current PIS and COFINS	1,947	1,786	8,041	6,441
PIS and COFINS - unconstitutionality of the extended calculation basis	-	-	3,638	3,651
Current ICMS (VAT)	1,762	994	2,833	2,695
Non-current ICMS (VAT)	2,028	1,863	1,258	1,014
Others	152	275	107	162
	7,294	9,592	22,981	20,178
Abroad	232	38	1	147
Total	7,526	9,630	22,982	20,325

Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

Refer to credits of PIS and COFINS, which are federal social contributions levied on materials, goods and services acquired and used as inputs in the production of products, goods and services that generate revenues subject to these contributions. Current PIS and COFINS relate to this incidence, including tax credits requested to the Brazilian Federal Revenue Service.

Non-current PIS and COFINS mainly refer to the acquisition of goods and services for assets under construction, since their compensation is permitted only after these assets enter into production.

PIS and COFINS - unconstitutionality of the extended calculation basis arises from ordinary lawsuits filed against the Brazilian Federal Government, which were ruled in favor of the Company and granted the definitive right to recover those taxes. These lawsuits relate to the recovery of amounts of PIS and COFINS collected over finance income and exchange gains, in accordance with Law 9,718/1998, from February 1999 to January 2004.

The pending lawsuits have rulings in favor of the company and are awaiting the completion of the final stages related to the approval and confirmation of the calculations in court.

Tax on the Circulation of Goods and on Interstate and Intermunicipal Transportation and Communication Services (ICMS)

Refer to credits to be recovered arising from positive balances in the calculation of ICMS (Tax on Circulation of Goods and Services) according to the tax books of operational units, credits arising from ICMS payments in import operations of petroleum-derived fuels, credits resulting from operations of sending products for storage in third-party establishments, and credits arising from requests for refunds of untimely and undue credits, offset in accordance with the legislation of each state.

The portion of deferred ICMS originates from the acquisition of goods intended for fixed assets, which are offset at a rate of 1/48, being fully amortized over 4 years.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

18.2.2.	Production taxes and other taxes payable
			Consolidated
		Current liabilities		Non-current liabilities (1)
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
In Brazil
Production taxes	7,701	9,345	306	539
Current ICMS (VAT)	7,101	5,670	−	−
Current / Non-current PIS and COFINS	2,450	2,311	979	829
Withholding income taxes	1,808	1,823	−	−
Others	1,833	1,046	496	496
	20,893	20,195	1,781	1,864
Abroad	73	141	−	−
Total	20,966	20,336	1,781	1,864
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

Production taxes

Production taxes are financial compensation due by companies that produce crude oil and natural gas in Brazilian territory. They are composed of royalties, production tax, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

18.3.	Enrollment to the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program (Transaction Notice PGFN-RFB 6/2024), closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services. Settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute. The payment of the tax settlement was completed in the second half of 2024.

The enrollment in this program resulted in a R$ 10,390 expense in the consolidated result of 2024, net of reimbursements to Petrobras made by partners in the E&P consortia which approved enrollment in said program.

Consolidated
12.31.2024
Other taxes	3,595
Net finance income (expense)	11,051
Income taxes	(4,256)
Total effect on the statement of income	10,390

18.4.	Tax Recovery Program – REFIS

In October 2025, Petrobras adhered to the Incentivized Tax Debt Settlement Program established by the state of Bahia through Law 14,936/2025, with the purpose of settling tax contingent liabilities. The effects of the program impacted the result of the fiscal year by R$ 801, mainly R$ 728 in tax expenses (other taxes).

18.5.	Tax reform

Complementary Law 214/2025 introduced Brazil’s Consumption Tax Reform, replacing five taxes (PIS, COFINS, IPI, ICMS and ISS) with a new model composed by IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços), CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), and IS (Selective Tax – Imposto Seletivo). IBS, under state and municipal jurisdiction, and CBS, at the federal level, will operate as VAT: broad tax base, non-cumulative structure, tax-exclusive calculation, uniform legislation, with exemption for exports and taxation of imports.

Repetro, a special tax regime for the oil and gas industry in Brazil, was preserved, suspending the incidence of IBS and CBS. IS, however, will apply to extracted mineral goods, with rates capped at 0.25% for minerals and zero for natural gas used as industrial feedstock and as transportation fuel. A specific regime will apply to fuels, under which a single incidence of IBS and CBS will be established for gasoline, ethanol, diesel, biodiesel, LPG and other fuels, according to a joint regulation issued by the ANP and the IBS Management Committee.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Implementation of this reform began on January 1, 2026, with the application of test rates for CBS and IBS. In 2027, the CBS is expected to be fully implemented, with the elimination of PIS and COFINS, and IS may start to be levied. From 2029 to 2032, ICMS and ISS rates will be gradually phased out while IBS rates will be progressively increased. By 2033, ICMS and ISS are expected to be fully repealed, completing the transition to the new consumption tax system.

Regarding PIS, COFINS, and ICMS tax credits as of December 31, 2025, the Company assesses that these credits remain available, in accordance with constitutional provisions of the transition period, and does not expect their extinction or any impediment to their recovery as a result of the reform.

Despite the progress of the reform to this date, significant uncertainties remain regarding the definition of the rates of the new taxes, the regulation of special tax regimes for specific sectors, the tax credit compensation method, the implementation of mechanisms such as split payment, and the issuance of complementary rules for regulated sectors, which prevents a reliable estimate of the impacts of the reform.

Due to these uncertainties, the impacts of the reform will only be known after the conclusion of the regulatory process for the subjects that still require definition. Thus, there is no effect of these changes on the consolidated financial statements as of December 31, 2025.

19.	Employee benefits

Employee benefits are all forms of consideration given by the company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Liabilities
Short-term employee benefits	14,977	9,395	13,522	8,264
Termination benefits	497	447	497	447
Post-retirement benefits	90,016	70,577	88,427	69,227
Total	105,490	80,419	102,446	77,938
Current	20,937	14,337	19,500	13,222
Non-current	84,553	66,082	82,946	64,716
Total	105,490	80,419	102,446	77,938

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

19.1.	Short-term benefits
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024

Accrued vacation	3,355	3,215	2,997	2,875
Profit sharing	3,727	2,379	3,638	2,308
Performance award program	3,944	2,161	3,285	1,621
Salaries and related charges and other provisions	3,951	1,640	3,602	1,460
Total	14,977	9,395	13,522	8,264
Current	14,888	9,203	13,451	8,088
Non-current (1)	89	192	71	176
Total	14,977	9,395	13,522	8,264
(1) Remaining balance relating to the four-year deferral of the variable compensation program portion of executive officers and the upper management.

The company recognized the following amounts in the income statement:

	Consolidated		Parent Company
	2025	2024	2025	2024
Costs/Expenses in the statement of income
Salaries, vacation, bonus, charges over provisions and others (1)	(23,826)	(19,619)	(21,335)	(17,460)
Manager compensations and charges	(94)	(76)	(41)	(40)
Variable compensation programs (2)	(7,556)	(4,935)	(6,829)	(4,298)
Performance award programs (3)	(3,862)	(2,548)	(3,234)	(2,032)
Profit sharing (3)	(3,694)	(2,387)	(3,595)	(2,266)
Total	(31,476)	(24,630)	(28,205)	(21,798)
(1) Includes the amount of the bonus approved under the Collective Bargaining Agreement recognized as Other income and expenses – see note 11.
(2) Includes adjustments to provisions related to previous years.
(3) Amount recognized as other income and expenses - see note 11.
19.1.1.	Variable compensation program

The company recognizes the contribution of employees to the results achieved through two programs: a) profit sharing; and b) performance award program.

The amount established for variable compensation in 2025 is limited to 5% of adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing is a variable remuneration mechanism that aims to share the Company's results with its employees. PLR is the company's main variable remuneration practice, also covering those occupying bonus positions, and providing for individual limits according to the participants' remuneration.

For of PLR approved by the Secretariat of Management and Governance of State-owned Companies (SEST), the Company needs to meet the following triggers such as:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders of Petrobras in the year. In 2025, the PLR calculated corresponded to 6.25% of the net income of the year, according to the average percentage of achievement of the indicators.

In 2025, Petrobras:

•	Settled R$ 2,351 (R$ 2,265 in the Parent Company), considering the agreement and individual limits according to their remuneration; and
•	Provisioned R$ 3,678 relating to the 2025 fiscal year (R$ 2,387 in 2024), recorded in other operating expenses. At the parent company, the provision was R$ 3,595 (R$ 2,266 in 2024).

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Performance award program (Programa de Prêmio por Desempenho - PRD)

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator - IAGEE, and Indicator of Commitment to the Environment - ICMA) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year. This program complements the PLR.

In 2025, the Company:

•	Paid the amount of R$ 2,076 (R$ 1,570 at the parent company) related to bonus programs, considering the fulfillment of company performance metrics and the individual performance of employees.
•	Provisioned the amount of R$ 3,865 (R$ 2,548 in 2024) related to the 2025 fiscal year, recorded in other operating expenses, including the current Petrobras bonus program and other programs of the consolidated companies. At the parent company, the provision was R$ 3,224 (R$ 2,032 in 2024).

Accounting policy for variable compensation programs (PLR and PRD)

The provisions for variable compensation programs are recognized throughout the fiscal year in which the employee has provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

19.2.	Termination benefits

They are those provided by the termination of the employment contract as a result of: i) the company's decision to terminate the employee's employment before the normal retirement date; or ii) the employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The company has voluntary severance programs for employees who were already retired through the INSS (Brazilian National Social Security Institute), and whose benefit start date was equal to or prior to November 12, 2019, and specific severance programs.

As of December 31, 2025, the balance of R$ 497 (R$ 447 in 2024) corresponds to 906 employees enrolled in voluntary severance programs with expected departure dates by December 2027.

19.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

Consolidated	Parent Company

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Liabilities
Health Care Plan - AMS: Saúde Petrobras	64,166	46,433	62,597	45,214
Subtotal – Health Care Plan	64,166	46,433	62,597	45,214
Petros Pension Plan - Renegotiated (PPSP-R)	15,041	14,175	15,041	14,175
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,208	4,824	5,208	4,824
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,823	2,444	2,823	2,444
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,758	2,345	2,758	2,345
Petros 2 Pension Plan (PP-2)	20	356	−	225
Subtotal – Pension Plan	25,850	24,144	25,830	24,013
Total	90,016	70,577	88,427	69,227
Current	5,701	5,001	5,701	5,001
Non-current	84,315	65,576	82,726	64,226

19.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health plan, named AMS (Saúde Petrobras), is administered and operated by the Associação Petrobras de Saúde (APS), a non-profit civil association and includes prevention and health care programs. The plan offers health assistance to all current employees, retirees, pensioners and eligible family groups, in accordance with the criteria defined in the regulations and in the collective bargaining agreement and is open to new employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, the plan is mainly exposed to the risk of increased medical costs due to inflation, new technologies, new types of coverage and a higher level of use of medical benefits. The company continually improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries, in order to mitigate this risk.

Employees, retirees and pensioners make monthly fixed contributions to cover high-risk procedures and variable contributions referring to the cost of other medical and dental procedures, both based on the plan's contribution tables, which are defined based on parameters, such as the salary and age ranges. The plan also includes assistance with the purchase of some medicines through reimbursement or purchase and home delivery, with co-participation from the beneficiaries.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants. This cost-sharing arrangement was resumed in April 2024 through an amendment to the collective bargaining agreement with labor unions.

Annual revision of the health care plan

At December 31, 2025, this obligation was revised using the updated actuarial assumptions, results of which are shown in note 19.3.2.

Pension plans

The sponsored pension plans are managed by Petros Foundation, which was constituted as a non-profit legal entity governed by private law with administrative and financial autonomy.

The pension plans are regulated by the Conselho Nacional de Previdência Complementar – CNPC, which includes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros periodically evaluates the plans in compliance with the supplementary pension rules in force and, when applicable, establishes measures with the objective of offering sustainability to the plans.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS Accounting Standards, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main differences between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros sets the real interest rate based on profitability expectations and on parameters set by PREVIC - Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros marks government bonds on the curve or through the process of marked to market, while the Company marks all of them at market value.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The major post-retirement pension benefits sponsored by the Company are:

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3)

The PPSP-R, PPSP-R Pre-70, PPSP-NR, PPSP-NR Pre-70 and PP-3 plans are sponsored by Petrobras. The PP-2 plan is sponsored by Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

The PPSP-R and PPSP-NR were created in 2018 as a split of Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, PPSP-R Pre-70 and PPSP-NR Pre-70 were created as a split of PPSP-R and PPSP-NR, respectively.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a pension for the beneficiaries in case of the death of a participant. The benefit consists of a monthly income supplementing the benefit granted by the Brazilian Social Security Institute.

The following table provides other characteristics of these plans:

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was established in 2007, covering employees and former employees coming from new contests that moved from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.		Lifetime defined benefit monthly payments.	Undefined benefit monthly payments: based on the variation of individual account quota.
Undefined benefit monthly payments: based on the variation of individual account quota.
Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular parity contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and	normal contributions that cover expected cost of the plans in the long term.	i) normal contributions that cover expected cost of the plans in the long term; and
	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that cover additional costs derived from actuarial deficits as provided for in the future.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2025, this plan was implemented, following a favorable decision held on April 09, 2024 by the SEST.	N/A	N/A	PP3
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring these contributions were not previously made due to court injunctions. Amounts to be paid to Petros Foundation (1).	Financial obligations with a principal amounting to R$ 502 at 12/31/2025.	N/A	Financial obligations with a principal amounting to R$ 179 at 12/31/2025.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits. Amounts to be paid to Petros Foundation (1)	Financial obligations amounting to R$ 539 at 12/31/2025.	Financial obligations amounting to R$ 3,281 at 12/31/2025.	Financial obligations settled early in 2021.	Financial obligations amounting to R$ 2,942 at 12/31/2025.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) This obligation is recorded in these financial statements, within actuarial liabilities.

Annual review of pension plans

As on December 31, 2025, liabilities were remeasured using the actuarial assumptions in force, the results of which are shown in table (a) of item 19.3.2 – Amounts in the financial statements related to defined benefit plans.

19.3.2	Values in Petrobras' financial statements related to defined benefit plans
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Represents the company's obligation, net of collateral assets (in case of pension plans) and discounted to present value, calculated in accordance with the methodology established in CPC 33 (R1) - Employee Benefits (IAS 19), which differs from the accounting and actuarial practices adopted by the pension funds regulated by the Conselho Nacional de Previdência Complementar.

As of December 31, 2025, the increase in actuarial liabilities related to post-employment benefit plans basically refers to an actuarial loss of R$ 15,620, recognized in shareholders’ equity, with the remeasurement of the liability arising from changes in actuarial assumptions between 2025 and 2024, mainly due to the increase in the rate of change in medical and hospital costs – VCMH and the reduction in the discount rate.

Information on the variations in the main assumptions applied to the actuarial review is set out in the table in note 19.3.6 – Measurement uncertainties associated with the defined benefit obligation.

The movement of obligations related to pension and health plans with defined benefit characteristics is represented below:

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Amounts recognized in the Statement of Financial Position
Present value of obligations (VPO)	64,558	20,760	6,202	64,166	155,686
(-) Fair value of plan assets (VJA)	(46,694)	(12,794)	(6,182)	−	(65,670)
Net actuarial liabilities on December 31	17,864	7,966	20	64,166	90,016
Changes in net actuarial liabilities
Balance on January 1	16,619	7,169	356	46,433	70,577
Recognized in income – cost and expenses	2,043	896	34	6,771	9,744
Current service cost	16	6	−	919	941
Interest cost, net	2,027	890	34	5,852	8,803
Recognized in Equity - other comprehensive income	1,336	583	(292)	13,993	15,620
Remeasurement: actuarial (gains)/losses	1,336	583	(292)	13,993	15,620
Cash effects	(2,134)	(682)	(78)	(3,031)	(5,925)
Contributions paid	(1,973)	(589)	(78)	(3,031)	(5,671)
Payments related to Term of financial commitment	(161)	(93)	−	−	(254)
Balance of actuarial liability as of December 31	17,864	7,966	20	64,166	90,016
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
Consolidated
2024
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Amounts recognized in the Statement of Financial Position
Present value of obligations (VPO)	61,875	20,015	5,407	46,433	133,730
(-) Fair value of plan assets (VJA)	(45,256)	(12,846)	(5,051)	−	(63,153)
Net actuarial liabilities on December 31	16,619	7,169	356	46,433	70,577
Changes in net actuarial liabilities
Balance on January 1	22,950	8,713	873	46,772	79,308
Recognized in income – cost and expenses	2,133	810	80	12,765	15,788
Past service cost (2)	−	−	−	6,955	6,955
Current service cost	38	10	2	1,065	1,115
Interest cost, net	2,095	800	78	4,745	7,718
Recognized in Equity - other comprehensive income	(6,416)	(1,707)	(522)	(10,466)	(19,111)
Remeasurement: actuarial (gains)/losses (2)	(6,416)	(1,707)	(522)	(10,466)	(19,111)
Cash effects	(2,048)	(647)	(75)	(2,638)	(5,408)
Contributions paid	(1,898)	(571)	(75)	(2,638)	(5,182)
Payments related to Term of financial commitment	(150)	(76)	−	−	(226)
Balance of actuarial liability as of December 31	16,619	7,169	356	46,433	70,577
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effect of the change in the costing ratio as per explanatory note 19.3.1.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b)	Changes in the present value of the obligation (VPO)
	Consolidated
	2025
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Changes
Present value of obligations at beginning of year	61,875	20,015	5,407	46,433	133,730
Recognized in income	7,670	2,477	670	6,771	17,588
Interest cost	7,654	2,471	670	5,852	16,647
Service cost	16	6	−	919	941
Recognized in the Statement of Financial Position - other comprehensive income	582	183	486	13,993	15,244
Remeasurement: Actuarial (gains)/losses – experience	(533)	(130)	346	(826)	(1,143)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	(24)	(68)	(92)
Remeasurement: Actuarial (gains)/losses – financial hypotheses	1,115	313	164	14,887	16,479
Others	(5,569)	(1,915)	(361)	(3,031)	(10,876)
Benefits paid, net of assisted contributions	(5,691)	(1,944)	(452)	(3,031)	(11,118)
Contributions from participants	122	29	91	−	242
Present value of obligations at the end of the year	64,558	20,760	6,202	64,166	155,686
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
	Consolidated
	2024
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Present value of obligations at beginning of year	72,337	23,271	6,564	46,772	148,944
Recognized in income	6,669	2,133	611	12,765	22,178
Interest cost	6,631	2,123	609	4,745	14,108
Service cost	38	10	2	8,020	8,070
Recognized in the Statement of Financial Position - other comprehensive income	(11,876)	(3,510)	(1,428)	(10,466)	(27,280)
Remeasurement: Actuarial (gains)/losses – experience	(50)	93	1,156	(2,612)	(1,413)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	44	7	51
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(11,826)	(3,603)	(2,628)	(7,861)	(25,918)
Others	(5,255)	(1,879)	(340)	(2,638)	(10,112)
Benefits paid, net of assisted contributions	(5,384)	(1,908)	(427)	(2,638)	(10,357)
Contributions from participants	129	29	87	−	245
Present value of obligations at the end of the year	61,875	20,015	5,407	46,433	133,730
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,

c) Changes on the fair value of plan assets

Petrobras has four pension plans, PPSP-R, PPSP-NR, PPSP-R pre-70 and PPSP-NR pre-70, in the phase of consumption of the guaranteeing asset, and one plan, PP2, whose most participants are in the wealth accumulation phase.

The evolution of the guaranteeing asset reflects these characteristics of the plans, being the result of the inflow of contributions and the redemption of assets for payment of benefits, in addition to the influence of the profitability of the investments of the assets.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Changes
Fair value of plan assets at beginning of year	45,256	12,846	5,051	−	63,153
Recognized in income - costs and expenses	5,627	1,581	636	−	7,844
Interest income	5,627	1,581	636	−	7,844
Recognized in the Statement of Financial Position - other comprehensive income	(754)	(400)	778	−	(376)
Remeasurement: Return on assets greater/(less) than the discount rate	(754)	(400)	778	−	(376)
Cash effect	2,134	682	78	3,031	5,925
Contributions paid by the company	1,973	589	78	3,031	5,671
Payments linked to the term of financial commitment	161	93	−	−	254
Other changes	(5,569)	(1,915)	(361)	(3,031)	(10,876)
Contributions of participants	122	29	91	−	242
Benefits paid by the plan, net of assisted contributions	(5,691)	(1,944)	(452)	(3,031)	(11,118)
Fair value of plan assets at the end of the year	46,694	12,794	6,182	−	65,670
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
	Consolidated
	2024
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Fair value of plan assets at beginning of year	49,387	14,558	5,691	−	69,636
Recognized in income - costs and expenses	4,536	1,323	531	−	6,390
Interest income	4,536	1,323	531	−	6,390
Recognized in the Statement of Financial Position - other comprehensive income	(5,460)	(1,803)	(906)	−	(8,169)
Remeasurement: Return on assets greater/(less) than the discount rate	(5,460)	(1,803)	(906)	−	(8,169)
Cash effect	2,048	647	75	2,638	5,408
Contributions paid by the company	1,898	571	75	2,638	5,182
Payments linked to the term of financial commitment	150	76	−	−	226
Other changes	(5,255)	(1,879)	(340)	(2,638)	(10,112)
Contributions of participants	129	29	87	−	245
Benefits paid by the plan, net of assisted contributions	(5,384)	(1,908)	(427)	(2,638)	(10,357)
Fair value of plan assets at the end of the year	45,256	12,846	5,051	−	63,153
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Investment management of pension plan assets

Petros Foundation prepares annually Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually, using an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters.

Pension plan assets by type of asset are set out as follows:

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025				2024
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	5,363	5,363	8%	5,908	9%
Fixed income	17,334	36,124	53,458	81%	49,106	78%
Government bonds	1,914	36,111	38,025		38,103
Fixed income funds	13,681	−	13,681		7,194
Other investments	1,739	13	1,752		3,809
Variable income	765	941	1,706	3%	2,961	5%
Spot shares	765	−	765		2,007
Other investments	−	941	941		954
Structured investments	761	154	915	2%	1,069	2%
Real estate properties	−	2,647	2,647	4%	2,590	4%
	18,860	45,229	64,089	98%	61,634	98%
Loans to participants	−	1,581	1,581	2%	1,519	2%
Fair value of plan assets at the end of the year	18,860	46,810	65,670	100%	63,153	100%

There is no guarantee asset for the health plan. Pension plan assets related to loans granted to participants are valued at amortized cost, which approximates market value.

As of December 31, 2025, investments include common shares, of R$3, all issued by Petrobras, and properties rented by the company of R$126 per year.

d) Components of expenses with pension and health plans recognized in the statement of income

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS-Saúde Petrobras
Related to active employees (cost and expenses)	(129)	(32)	(5)	(2,229)	(2,395)
Related to retired employees (other income and expenses)	(1,914)	(864)	(29)	(4,542)	(7,349)
Expenses for the year – 2025	(2,043)	(896)	(34)	(6,771)	(9,744)
Expenses for the year – 2024	(2,133)	(810)	(80)	(12,765)	(15,788)
(1) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70.

19.3.3	Contributions

In 2025, the Company contributed R$ 5,925 to the defined benefit plans (R$ 5,408 in 2024), reducing the balance of obligations of these plans, as presented in note 19.3.2. In addition, the Company contributed with R$ 1,330 (R$ 1,297 in 2024) to the defined contribution portions of PP-2 and R$ 10 (R$ 10 in 2024) to PP-3 plans, which were recognized in the statement of income.

The expected contributions from the PPSP-R, PPSP-NR, PPSP R pre-70, PPSP-NR pre-70 plans and the risk portion of PP2, for 2026, total R$ 2,734. The defined contribution portion of the Petros 2 Plan totals R$ 1,372.

19.3.4	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period of December 31, 2025.

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

					2025	2024
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total	Total
Until 1 year	5,883	2,021	465	3,092	11,461	10,381
From 1 to 5 years	24,685	7,872	1,878	16,284	50,719	44,801
From 6 to 10 years	16,302	4,958	1,279	14,879	37,418	32,111
From 11 to 15 years	10,363	2,943	848	11,071	25,225	21,489
Above 15 years	7,325	2,966	1,732	18,840	30,863	24,948
Total	64,558	20,760	6,202	64,166	155,686	133,730
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
19.3.5	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans will impact the Company's financial statements.

	PPSP-R	PPSP-R Pre-70	PPSP-NR	PPSP-NR Pre-70
Weighted average duration of the defined benefit obligation	9.66 years	6.42 years	9.44 years	6.33 years
19.3.6	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

2025
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation) (1)	11.53%	11.54%	11.72%	11.73%	11.47%	11.44%
Real discount rate	7.25%	7.26%	7.43%	7.44%	7.19%	7.16%
Nominal expected salary growth (including inflation) (2)	For 2026: 5.43% From 2027 on: 4.56%	For 2026: 5.28% From 2027 on: 4.42%	n/a	n/a	For 2026: 7.58% From 2027 on: 6.70%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	16.06% a 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% smoothed	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022 40% smoothed	Disability Experience PP-2 2022 40% smoothed
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85, male, 10% smoothed	AT-49 male
Age of retirement	Male, 56.40 years Female, 55.48 years	Male, 57.65 years Female, 55.79 years	n/a	n/a	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.91 years Female, 55.81 years

(1) Inflation rate forecast of 3.99% for 2026, converging to 3.25% from 2030 onwards. .
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation) (2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.69% to 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% reduced	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Experience PP-2 2022
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85 male, 10% reduced	AT-49 male
Age of retirement	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	Male, 56.36 years Female, 55.42 years	Male, 57.71 years Female, 55.88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56.86 years Female, 55.75 years

(1) Inflation reflects market projections: 5.09% for 2025 and converging to 3.25% in 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

19.3.7	Sensitivity analysis of the defined benefit plans

The effect of a 1 p.p. change in the assumed discount rate and rate of change in medical and hospital costs is as set out below:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(6,430)	7,912	(6,280)	7,578	8,880	(7,033)
Service cost and interest	70	(36)	(372)	445	1,340	(1,053)

Accounting policy for post-employment defined benefits

The obligations related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected credit unit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimate, historical data related to benefits paid and employee contributions, as set out in note 4.

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Service cost are accounted for within the statement of income and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time. Such interest is accounted for in the statement of income.

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

20.	Provisions for legal proceedings, judicial deposits and contingent liabilities
20.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection - bunker oil involving several states; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) social security contributions - claims for alleged non-payment on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
Non-current liabilities	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Labor claims	3,803	3,937	3,593	3,665
Tax claims	4,057	2,474	3,830	2,315
Civil claims	8,808	9,936	8,617	9,400
Environmental claims	1,213	1,196	1,125	1,071
Total	17,881	17,543	17,165	16,451

	Consolidated		Parent Company
	2025	2024	2025	2024
Opening Balance	17,543	16,000	16,451	14,855
Additions, net of reversals	5,818	2,556	5,943	2,309
Use of provision	(5,586)	(3,997)	(5,364)	(3,522)
Accruals and charges	195	2,904	135	2,809
Others	(89)	80	−	−
Closing balance	17,881	17,543	17,165	16,451

In preparing its consolidated financial statements of 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In 2025, the increase in liabilities was due mainly to changes in the following cases:

•	R$ 2,457 in the provision for tax litigation related to ICMS Vat tax collection - bunker oil;
•	R$ 1,338 in the provision for civil litigation involving contractual issues; and
•	R$ 339 in the provision related to labor lawsuits.

These effects were offset mainly by: (i) the agreement to settle the litigation with EIG, as detailed in note 20.4.3; (ii) R$ 749 in fines for non-compliance with ancillary obligations transferred to remote loss; and (iii) R$ 541 related to collective actions requiring the review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR) supplement, as detailed in note 20.3.2.

20.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Tax	55,972	50,694	55,779	50,519
Labor	4,617	4,812	4,381	4,588
Civil	20,370	16,680	20,336	16,653
Environmental and others	551	559	537	522
Total	81,510	72,745	81,033	72,282

	Consolidated		Parent Company
	2025	2024	2025	2024
Opening Balance	72,745	71,390	72,282	70,968
Additions	2,991	5,358	2,939	5,093
Use (1)	(1,044)	(8,031)	(996)	(7,786)
Financial accruals and charges	6,824	3,981	6,814	3,962
Others	(6)	47	(6)	45
Closing balance	81,510	72,745	81,033	72,282

(1) Includes, in 2024, R$ 6,653 referring to the nominal values of deposits used when enrolling into the tax settlement program, in the second quarter of 2024, on the incidence of CIDE, PIS and COFINS on remittances abroad under a vessel and platform charter agreement as detailed in note 18.

In 2025, the company made net judicial deposits totaling R$ 2,991, highlighting the deposits and the nature of the related contingencies:

•	R$ 3,861 related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) due to the non-addition of income from subsidiaries and affiliates domiciled abroad to the calculation basis of the parent company's IRPJ and CSLL;

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	R$ 2,805 related to the incidence of PIS and COFINS on tax amnesty programs;
•	R$ 1,562 related to Production Taxes amounts related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça);
•	R$ 945 related to social security contributions - bonuses; and
•	R$ 529 related to service contracts, with emphasis on gas distribution contracts for thermoelectric plants.

These effects were offset, primarily, by R$ 6,406 relating to the redemption of judicial deposits on the incidence of CIDE, PIS and COFINS related to the chartering of platforms.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2025, the balance of production capacity held in guarantee in the NJP is R$ 7,795 (R$ 13,362 as of December 31, 2024).

20.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	12.31.2025	12.31.2024
Tax	136,375	132,970
Labor	10,244	40,034
Civil	70,276	67,559
Environmental and others	7,673	8,038
Total	224,568	248,601

20.3.1.	Information on contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of tax matters - PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) and others	2025	2024
Plaintiff: Federal Revenue of Brazil
1) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the increase refers, in particular, to the receipt of a new infraction notice.	24,846	17,880
2) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2025, the increase occurred, in particular, due to the receipt of new infraction notice and active debt registration in one of the processes.	8,579	6,750
3) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. In 2025, the increase refers to monetary indexation.	7,677	6,990
4) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and PIS and COFINS- Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte - IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The decreased amount in 2025 occurred due to the definitive exclusion of the penalty amount. The remaining amount (withholding income tax and interest) remains under discussion in the ongoing legal action.	6,551	10,539
5) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The increased amount in 2025 was due, in particular, to the receipt of a new decision to disapprove the project.	3,244	2,411
6) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers to monetary indexation.	2,815	2,698
Plaintiff: States of SP, RJ, PA, MA, PE, AM, CE and SE Finance Departments
7) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, new infraction notice was received and some claim expectations changed.	2,070	2,653
Plaintiff: States of RJ, AM, PA, BA, RO, PE and RS Finance Departments
8) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the increased amount was mainly due to new infraction notices received.	13,351	6,551

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Plaintiff: States of AM, MT and RJ Finance Departments
9) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation.	5,837	5,390
Plaintiff: States of RJ, AM, MG, BA, PB, SP and ES Finance Departments
10) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation and to the change of some claim expectations.	2,394	1,945
Plaintiff: States of RJ, PR, AM and PA Finance Departments
11) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2025, the decreased amount was mainly due to favorable decisions that became final and to enrolment to the amnesty granted by the state of Bahia.	2,528	4,627
Plaintiff: States of RJ, SP, BA, PE and PR Finance Departments
12) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial and administrative stages. In 2025, the increase refers specifically to monetary indexation.	3,497	3,188
Plaintiff: States of RJ, PE, DF, ES and GO Finance Departments
13) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods
Current status: This claim involves lawsuits in different administrative stages. In 2025, the increase refers specifically to the new infraction notice and monetary indexation.	4,788	3,929
Plaintiff: States of RJ, PE, CE and PB Finance Departments
14) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to monetary indexation.	3,707	3,368
Plaintiff: Municipal government of Angra dos Reis/RJ
15) Added value of ICMS on oil import operations.
Current status: This claim involves lawsuits in different judicial stages. In 2025, the increase refers specifically to the new judicial actions came from the Municipal government of Angra dos Reis/RJ.	2,251	1,632
16) Other tax matters	17,089	19,011
Total for PIS, COFINS, social security contributions, Withholding Income Tax (IRRF), CIDE, VAT Tax (ICMS) matters	111,224	99,562

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of tax matters - Income Taxes	2025	2024
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2025, there was an increase due to monetary indexation, offset by a decreased fine in a process.	21,205	21,164
2) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages. In 2025, the decreased amount was due, in particular, to a favorable decision issued in one of the processes, which became final.	2,150	2,965
3) Collection of IRPJ and CSLL - Transfer price - Charter contracts
Current status: The processes are in the administrative level. In 2025, the decreased amount was mainly due to a favorable decision in one of the lawsuits, which became final, and to changes in expectations of certain contingencies.	−	7,477
4) Other tax matters	1,796	1,802
Total for income taxes matters	25,151	33,408
Total for tax matters	136,375	132,970

		Estimate
Description of labor matters	2025	2024
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: In March 2024, the Supreme Federal Court (STF) recognized that the calculation formula used by the Company is valid and in accordance with what was negotiated with the labor unions. In May 2025, the Superior Labor Court (TST) adopted the same understanding, settling the interpretation favorable to the Company. In 2025, the reduction refers, in particular, to the reassessment of the expectation for remote loss, considering the standardization of the interpretation favorable to the Company and the offset of amounts resulting from decisions favorable to Petrobras that have become final.	32	30,553
2) Other labor matters
Current status: Several labor-related matters, mainly: lawsuits filed by current and former employees of the Company, as well as by labor unions that represent them; lawsuits filed by current and former outsourced employees, as well as by labor unions that represent them; and lawsuits filed by the Labor Prosecutor's Office (Ministério Público do Trabalho - MPT).	10,212	9,481
Total for labor matters	10,244	40,034

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of civil matters	2025	2024
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claim involve lawsuits in different judicial stages. In 2025, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	21,324	20,552
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis – ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracaba fields; to unite Tartaruga Verde and Mestiça fields and to unite Berbigão and Sururu fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2025, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences was made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Following the resumption of arbitration, the Arbitration Court issued a decision allowing the Company to provide financial guarantees for future installments of special participations, which has been put on practice since the 3rd quarter of 2025;

b) Baúna and Piracaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing;

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. The arbitration procedure is in course, and a preliminary decision has been issued allowing the presentation of a financial guarantee for the difference in special participations resulting from the unification of the fields.

	21,345	16,634
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

3) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the Superior Court of Justice (STJ).	10,945	11,537
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
4) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2025, the reduction refers, in particular, to the change in monetary indexation and interest rates, resulting from the application of the parameters of Law 14.905/2024 and the consolidated jurisprudence of the STJ.	7,887	12,053
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2025, the increased amount is mainly due to the reclassification of expected loss in a process.	3,074	1,633
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	5,701	5,150
Total for civil matters	70,276	67,559

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of environmental matters	2025	2024
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. The decreased amount in 2025 is mainly due to the final and unappealable court decision favorable to Petrobras.	7,673	8,038
Total for environmental matters	7,673	8,038

20.3.2. Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

The Brazilian Supreme Federal Court (STF) recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. The Superior Labor Court (TST) issued, in May 2025, a ruling that followed the STF's decision, revoking its previous position.

In view of the standardization of judicial understanding of the TST, the Company began to classify the collective RMNR lawsuits as having a remote expectation of loss. At the same time, the Brazilian Court closed several lawsuits with decisions favorable to the Company, which led to a reduction in liabilities. In 2025, the decrease in the possible loss of R$ 30,521 is mainly due to the definitive closure of a collective claim of the Norte Fluminense Union, with a decision favorable to the Company.

As of December 31, 2025, there are several legal proceedings related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's financial statements, with R$ 6 (R$ 546 as of December 31, 2024) classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$ 32 (R$ 30,553 as of December 31, 2024) classified as possible loss.

20.4.	Class action and related proceedings
20.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions and their appeals are pending of judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

20.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case. This decision is subject to appeal.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

20.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed in May 2016 a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A.

On March 7, 2025, Petrobras and EIG entered into an agreement to settle litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283 million, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets acquired in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constituted admission of guilt or wrongdoing by Petrobras and met the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

20.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intended to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts related to the investigations of the so-called Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and involve factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery, besides analysis by retained experts.

The claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Depending on the outcome of the remaining complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

These arbitrations are in different stages of processing.

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial award was issued which generally recognized the Company's responsibility, but not determined the payment of amounts by Petrobras. Against these decisions, Petrobras filed a lawsuit for the annulment of the partial arbitral award on July 20, 2020, as the Company understands that the award contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, recognizing the serious flaws and improprieties pointed out by Petrobras. At the moment, the ruling is awaited after the appeals filed at the time have been judged. The appeals against this decision are still pending judgement of a final decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

On September 11, 2024, in the arbitration that was intended to be collective, a final arbitration ruling was handed down, in favor of Petrobras, extinguishing the referred arbitration, without resolution on the merits, due to the applicant's active illegitimacy to act as a procedural substitute. The arbitration is confidential, having become final on November 29, 2024.

In turn, on January 9, 2025, in another of these arbitrations initiated by several foreign investors, a final arbitration award was handed down in favor of Petrobras. The sentence dismissed the request, accepting one of the defense theses presented by Petrobras, recognizing that, based on Brazilian law, there is no legal permit that authorizes investors to bring an action for compensation against the Company for indirect damages, such as those related to the devaluation of the value of shares. This arbitration is confidential, as are the others in progress.

Petrobras will continue to defend itself in this and other arbitrations.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

The Company recognizes provisions for legal, administrative and arbitration proceedings when the technical assessment of its legal advisors and the judgment of management consider that it is more likely than not that a present obligation exists and the other conditions to recognize a provision are met, including that it is probable that an outflow of resources will be required to settle the obligation.

Contingent liabilities are not recognized but are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated, considering the best information available to the date of the issuance of these financial statements.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable and the amount is considered material. However, if the inflow of economic benefits is virtually certain, which, in general, considers the final and unappealable decision, and if the value can be reliably measured, the related asset is not a contingent asset anymore and it is recognized.

21.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Onshore	3,714	3,053	3,134	2,447
Shallow waters	44,600	44,996	44,600	44,996
Deep and ultra-deep post-salt	70,145	74,740	70,145	74,740
Pre-salt	38,430	39,464	38,430	39,464
Total	156,889	162,253	156,309	161,647
Current	16,233	10,500	16,127	10,426
Non current	140,656	151,753	140,182	151,221

	Consolidated		Parent Company
	2025	2024	2025	2024
Opening balance	162,253	112,330	161,647	111,828
Adjustment to provision	(3,288)	54,647	(3,341)	54,624
Transfers related to liabilities held for sale	548	(2,167)	548	(2,167)
Use of provisions	(9,787)	(7,894)	(9,756)	(7,800)
Interest accrued	7,234	5,207	7,211	5,162
Others	(71)	130	−	−
Closing balance	156,889	162,253	156,309	161,647

The reduction in the total provision balance in 2025 is mainly due to: (i) the appreciation of the real against the dollar, impacting dollar cost estimates; (ii) the revision of tariffs for activities related to the decommissioning of wells and equipment; and (iii) the increase in the risk-adjusted real discount rate to 4.66% p.a. (4.56% in 2024).

The use of the provision in 2025, amounting to R$ 9,787, increased compared to 2024 (R$ 7,894), due to higher decommissioning levels, mainly in the Guaricema and Piranema fields, which are in the process of being returned to the ANP.

The maturity estimates for the obligations are presented below:

	Consolidated
Maturity	2026	2027	2028	2029	2030	2031 onwards	12.31.2025
Provision for decommissioning costs	16,233	13,259	11,332	10,097	8,288	97,680	156,889
Total	16,233	13,259	11,332	10,097	8,288	97,680	156,889

The effect of a change in the discount rate (key premise) may cause material variations in the provision, as follows:

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(9,569)	(8,663)	(906)
Decrease of 0.5 percentage points	10,536	9,615	921
(1) It includes liabilities held for sale.

Accounting policy for decommissioning costs

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commercial feasibility of an oil and gas field. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant uncertainties (as set out in note 4.6).

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans.

When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, if a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognized immediately in profit or loss, within other income and expenses.

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

22.	Other Assets and Liabilities
Asset		Consolidated		Parent Company
	Item	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Escrow account and/ or collateral	(a)	3,768	4,647	3,453	4,179
Derivatives transactions	(b)	563	181	321	109
Assets related to E&P partnerships	(c)	1,513	2,342	2,092	5,545
Others		814	1,719	562	519
Total		6,658	8,889	6,428	10,352
Current		4,928	7,365	4,844	8,978
Non-Current		1,730	1,524	1,584	1,374

Liability		Consolidated		Parent Company
	Item	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Obligations arising from divestments	(d)	5,159	5,657	5,157	5,655
Contractual retentions	(e)	5,078	3,785	4,926	3,668
Advances from customers	(f)	1,744	1,671	1,495	1,355
Provisions for environmental expenses, research and development and fines	(g)	2,785	4,215	2,491	3,884
Other taxes	(h)	1,781	1,864	1,781	1,864
Unclaimed dividends	(i)	1,029	1,708	1,029	1,708
Derivatives transactions	(b)	723	799	481	666
Obligations arising from acquisition of equity interests	(j)	866	806	866	806
Various creditors		779	610	777	605
Others		2,320	2,566	1,415	2,540
Total		22,264	23,681	20,418	22,751
Current		12,825	13,652	11,276	12,045
Non-Current		9,439	10,029	9,142	10,706

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of Transportadora Associada de Gás S.A. (TAG) and in Nova Transportadora do Sudeste S.A. (NTS).

b) Fair value of open positions and transactions closed but not yet settled.

c) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

d) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

e) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

f) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

g) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

h) Non-current portion of other taxes (see note 18).

i) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

j) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

Accounting policy for other assets and liabilities

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to reflect the Company's credit risk, being the best estimate of the disbursement required to settle the present obligation on the statement of financial position date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

23.	Property, plant and equipment
23.1.	Per type of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	223	1,161	96,736	921	76,130	175,171	172,690
Additions to / review of estimates of decommissioning costs	−	−	−	(367)	−	(367)	(420)
Capitalized interests	−	−	11,366	−	−	11,366	11,366
Write-offs	(3)	(238)	(3,191)	(587)	(209)	(4,228)	(3,376)
Transfers (5)	(2,074)	40,878	(50,386)	21,434	5	9,857	9,871
Transfers to assets held for sale	(2)	−	1	(243)	−	(244)	(688)
Depreciation, amortization and depletion	(520)	(31,942)	−	(27,328)	(42,605)	(102,395)	(105,608)
Impairment - recognition (note 25)	(18)	(4,184)	(2,482)	(2,043)	(1,408)	(10,135)	(10,246)
Impairment - reversal (note 25)	171	453	1,253	11	70	1,958	1,848
Cumulative translation adjustment	(6)	(13)	(35)	(220)	(2)	(276)	−
Balance at December 31, 2025	13,160	289,765	204,252	214,012	203,435	924,624	933,998
Accumulated cost	24,304	638,620	235,241	429,060	320,640	1,647,865	1,599,726
Accumulated depreciation and impairment (4)	(11,144)	(348,855)	(30,989)	(215,048)	(117,205)	(723,241)	(665,728)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	131	2,076	83,250	568	57,973	143,998	145,102
Additions to / review of estimates of decommissioning costs	−	−	−	38,902	−	38,902	38,879
Capitalized interests	−	−	8,410	−	−	8,410	8,406
Write-offs	(40)	(276)	(1,637)	(49)	(364)	(2,366)	(2,431)
Transfers (5)	2,688	27,402	(41,320)	14,269	79	3,118	3,081
Transfers to assets held for sale	3	142	(27)	(2,343)	418	(1,807)	(1,654)
Depreciation, amortization and depletion	(421)	(26,683)	−	(19,823)	(33,525)	(80,452)	(83,074)
Impairment - recognition (note 25)	(11)	(2,679)	(1,976)	(5,264)	(277)	(10,207)	(10,083)
Impairment - reversal (note 25)	25	834	66	117	66	1,108	766
Cumulative translation adjustment	8	58	58	312	3	439	−
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including underwater oil and gas production and flow equipment depreciated using the units produced method.
(2) The balances by business segment are presented in note 13.
(3) Comprised of exploration and production assets related to wells, abandonment of areas, signing bonuses associated with proven reserves and other expenses directly linked to exploration and production, except assets classified under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) Mainly includes transfers between asset types and transfers of advances to suppliers.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Additions to assets under construction in 2025 are mainly due to investments in the production development in the Santos basin (mainly in the Búzios field), as well as in the Espírito Santo and Campos basins. As for additions to right-of-use assets, they are related to the chartering of platforms, notably FPSO Almirante Tamandaré (in the Búzios field), FPSO Alexandre de Gusmão (in the Mero field), drilling rigs for E&P operations, and the contract extension of FPSO Cidade Angra dos Reis (in the Tupi field), with the respective effect on lease liability (note 31).

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	23 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	15 (between 1 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation and impairment	Balance at 12.31.2025
5 years or less	35,471	(27,620)	7,851
6 - 10 years	48,883	(34,762)	14,121
11 - 15 years	27,645	(17,006)	10,639
16 - 20 years	164,819	(113,387)	51,432
21 - 25 years	164,332	(59,666)	104,666
26 - 30 years	64,996	(28,196)	36,800
30 years or more	29,626	(13,966)	15,660
Units of production method	126,027	(65,123)	60,904
	661,799	(359,726)	302,073
Buildings and improvements	23,179	(10,871)	12,308
Equipment and other assets	638,620	(348,855)	289,765

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Consolidated				Parent Company
	Platforms	Vessels	Properties and others	Total	Total
12.31.2025
Accumulated cost	157,460	146,541	16,639	320,640	335,512
Accumulated depreciation and impairment	(36,822)	(74,791)	(5,592)	(117,205)	(125,383)
Without contractual readjustment clauses	−	(60,067)	(1,546)	(61,613)	(60,771)
With contractual readjustment clauses - abroad	(36,822)	(6,461)	−	(43,283)	(43,785)
With contractual readjustment clauses - Brazil	−	(8,263)	(4,046)	(12,309)	(20,827)
Total	120,638	71,750	11,047	203,435	210,129
12.31.2024
Accumulated cost	139,231	108,624	14,487	262,342	278,171
Accumulated depreciation and impairment	(29,176)	(57,070)	(4,642)	(90,888)	(97,148)
Without contractual readjustment clauses	−	(46,379)	(746)	(47,125)	(47,124)
With contractual readjustment clauses - abroad	(29,176)	(4,526)	−	(33,702)	(34,190)
With contractual readjustment clauses - Brazil	−	(6,165)	(3,896)	(10,061)	(15,834)
Total	110,055	51,554	9,845	171,454	181,023

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy for property, plant and equipment

Property, plant and equipment are measured at the cost of acquisition or construction, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition for continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment, and are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets.

General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction.

In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Assets directly associated to the production of oil and gas in a contracted area whose useful lives are not less than the life of the field (reserve exhaustion time), including rights and concessions such as signature bonus, are depleted by the unit-of-production method.

The unit-of-production method of depreciation (amortization) is computed based on the monthly production volume over the proved developed oil and gas reserves, except for signature bonuses for which unit of production method takes into account the monthly production over the total proved oil and gas reserves on a field-by-field basis.

Assets related to oil and gas production with useful lives shorter than the life of the field; floating platforms and other assets unrelated to oil and gas production are depreciated on a straight-line basis over their useful lives, which are reviewed annually. Note 23.2 provides further information on the estimated useful life by class of assets. Lands are not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of lease agreements (term, asset transfer or exercise of call option), are depreciated using the straight-line method based on contractual terms.

23.4.	Oil and Gas fields operated by Petrobras returned to ANP

In 2025, Petrobras did not return any fields to the ANP (National Agency of Petroleum, Natural Gas and Biofuels). In 2024, Petrobras decided to return the Cachalote field to the ANP, which had suffered a total impairment loss.

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2025, the capitalization rate was 7.21% p.a. (7.19% p.a. for the year ended December 31, 2024).

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

24.	Intangible assets
24.1.	Per type of assets
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	144	1,561	−	1,705	1,539
Capitalized borrowing costs	−	73	−	73	73
Write-offs	(103)	(7)	−	(110)	(109)
Transfers	38	18	(4)	52	49
Amortization	(16)	(836)	−	(852)	(817)
Impairment – accrual (note 25)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	3	(1)	−	2	−
Balance at December 31, 2025	9,629	4,136	120	13,885	13,561
Accumulated cost	10,916	11,744	120	22,780	21,728
Accumulated amortization and impairment	(1,287)	(7,608)	−	(8,895)	(8,167)
Estimated useful life in years	Indefinite (2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	131	1,080	−	1,211	1,169
Capitalized borrowing costs	−	68	−	68	68
Write-offs	(109)	(13)	−	(122)	(121)
Transfers	−	35	−	35	23
Amortization	(18)	(705)	−	(723)	(691)
Impairment – accrual (note 25)	(1,239)	−	−	(1,239)	(1,239)
Cumulative translation adjustment	2	2	1	5	−
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Estimated useful life in years	Indefinite (2)	5	Indefinite

(1) Mainly composed of signature bonuses, paid in concession and production sharing agreements for oil or natural gas exploration, in addition to public service concessions, trademarks and patents and others.
(2) Composed mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

5th Permanent Concession Offering Cycle

On June 17, 2025, Petrobras acquired the rights for exploration and production of oil and natural gas in 10 blocks in the Foz do Amazonas basin and 3 blocks in the Pelotas basin, during the 5th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of R$ 139 in 2025. For more information about the contracts signed through partnerships, see note 27.

24.2.	Exploration rights returned to the ANP

In 2025, the return of 2 exploration blocks was approved: ES-M-596 (in the Espírito Santo basin) and C-M-753 (in the Campos basin), triggering a R$ 201 write-off relating to these assets. In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673 (in the Espírito Santo basin); PAR-T-175 (in the Paraná basin), totaling R$ 109; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in note 25.

For more information see note 26 regarding exploration and evaluation of oil and gas reserves.

Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are registered in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the technical and commercial feasibility of the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment
	Consolidated
	2025	2024
Statement of income
Impairment (losses) reversals	(8,347)	(9,371)
Exploratory assets	(1,198)	(1,241)
Impairment on equity-accounted investments	23	64
Net effect within the statement of income	(9,522)	(10,548)
Losses	(11,965)	(11,773)
Reversals	2,443	1,225
Statement of Financial Position
Property, plant and equipment	(8,177)	(9,099)
Intangible assets	(946)	(1,239)
Assets classified as held for sale	(422)	(214)
Investments	23	4
Net effect within the statement of financial position	(9,522)	(10,548)

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years.

On November 27, 2025, Management completed and approved its PN 26-30, which includes a complete update of its economic assumptions, as well as its project portfolio and estimates of oil and gas reserve volumes.

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets
	Consolidated
Assets or CGU by nature (1)	Carrying amount	Recoverable amount (2)	(Impairment) Reversal (3)	Business Segment	Comments
	2025
Producing properties relating to oil and gas activities in Brazil (several CGUs)	73,174	64,985	(8,786)	E&P – Brazil	Item (a1)
Assets of Boaventura Energy Complex	5,880	7,640	1,760	RTM – Brazil	Item (b1)
Oil and gas exploratory assets (several CGUs)	1,198	−	(1,198)	E&P – Brazil	Item (d1)
Others	-	-	(899)	Several
Total 2025			(9,123)
	2024

Producing properties relating to oil and gas activities in Brazil (several CGUs)	49,526	43,347	(6,882)	E&P – Brazil	Item (a2)
Second refining unit in RNEST	2,564	−	(2,564)	RTM – Brazil	Item (c1)
Oil and gas exploratory assets (several CGUs)	1,241	−	(1,241)	E&P – Brazil	Item (d2)
Others	-	-	349	Several
Total 2024			(10,338)
(1)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(2) The recoverable amount used to evaluate the test is the value in use, except for assets held for sale or when indicated, for which the recoverable amount used for the test is the fair value.

(3) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "(Impairment) reversal" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

•	Useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	Assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•	Discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or by specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2025 were:

Business Plan 2026-2030	2026	2027	2028	2029	2030	Long Term Average
Average Brent in real terms (US$ barrel)	63	70	70	70	70	70
Average exchange rate in real terms - R$ /US$	5.79	5.67	5.59	5.52	5.46	5.19

In 2024, the projections used in the impairment tests were:

Business Plan 2025-2029	2025	2026	2027	2028	2029	Long Term Average
Average Brent in real terms (US$ barrel)	83	77	74	71	68	65
Average exchange rate in real terms - R$ /US$	5.00	4.92	4.87	4.83	4.79	4.64

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Activity	2025	2024
Producing properties relating to oil and gas activities in Brazil	7.3% p.a.	7.6% p.a.
RTM in Brazil – postponed projects	8.1% p.a.	7.7% p.a.

In 2025, the main changes in the CGUs (in the E&P segment) were:

•	reintegration of the second refining unit of RNEST into the CGU Set of refining and logistics assets, due to the signing of the main contracts for the construction of the delayed coking plant and diesel hydrotreating plants for their commissioning;
•	return of the fertilizer plants Fafen BA and Fafen SE to the Company, as a result of the termination of the lease agreement with the former lessee, in May 2025 and the resumption of activities in September 2025. In the new business model, these plants become operationally and managerially interdependent, with unified cash generation, resulting in the creation of the CGU Fafens;
•	entry of the Boaventura Energy Complex – Utilities and the Boaventura Energy Complex – Refining into the CGU Set of refining and logistics assets, as a result of the signing of service contracts for the execution of works aimed at their completion;
•	extinction of CGUs of Lamarão, Mandacaru, and Raia Pintada fields, due to their integration to the Massapê, Araçás, and Raia Manta fields, respectively;
•	exclusion of the Colpa Caranda field from the CGU PEB-E&P due to the approval of its definitive return.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2. The key assumptions and the definitions of CGU involve judgment and assessment by Management based on its business and management model.

Information on the main impairment losses of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2025

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses amounting to R$ 8,786, primarily related to the CGUs of: Marlim Sul field (R$ 3,957), Roncador field (R$ 2,950), Barracuda and Caratinga cluster (R$ 446) and mainly due to the decreased projected cash flows of these fields due to the postponement of the start of production of these projects and to the production stoppage of platforms, as well as to the depreciation of the closing exchange rate over cash flows in US dollars.

a2) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses of R$6,882, mainly related to: (i) the CGUs of Roncador (R$2,230) and the Barracuda and Caratinga (R$1,242), mainly due to the review of abandonment expenses, as well as the reduction in platform efficiency and well performance forecasts for the Barracuda and Caratinga Cluster, negatively impacting the fields' production curves; and (ii) Uruguá/Tambaú (R$ 3,032), due to the cancellation of the divestment process and the lack of production curves associated with the Business Plan 2025-2029.

b1) Boaventura Energy Complex - 2025

The Company assessed the recoverability of the refining and utility assets of the Boaventura Energy Complex upon the approval of the project in August 2025 and the signing of the main contracts required for the completion and integration of these assets with the Duque de Caxias Refinery (Reduc) and, consequently, with Petrobras' set of refining and logistics assets.

In the recoverability assessment of these assets, a R$ 1,760 impairment reversal was recognized in the CGUs Boaventura Energy Complex – Refining and Utilities, mainly considering the fair value less costs of disposal of the refining assets, categorized within level 3 of the fair value hierarchy, estimated using the present value method, and adopting a discount rate of 8.1%. From that point forward, the refining and utility assets of the Boaventura Energy Complex were included in the CGU set of refining and logistics and will have their recoverable amounts tested as a group.

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

c1) Second refining unit of RNEST – 2024

Losses due to depreciation in the amount of R$2,564, due to the increase in investment estimates and operating expenses, associated to the Business Plan 2025-2029.

d1) Oil and gas exploratory assets -2025

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin and, consequently, the recognition of losses amounting to R$ 1,198, given the Company decided not to develop these projects.

d2) Oil and gas exploratory assets -2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, and, consequently, the recognition of losses amounting to R$ 1,241. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

25.1.1.	Sensitivity analysis for impairment testing

Impairment testing involves uncertainties related, among other factors, to the average Brent price and the discount rates used to calculate value in use.

To assess the sensitivity of the calculation of the recoverable amount of the assets in the E&P segment in Brazil, the following scenarios of impairment losses or reversals were considered:

a) a 10% variation in Brent prices used to calculate the recoverable amount, impacting the projection of revenue, production taxes and income taxes related to these items; and

b) a 1 percentage point change in the discount rate.

In both scenarios, all other variables, assumptions and data used to calculate the recoverable amount of assets were kept unchanged, with the following results:

Item	Scenario	Impairment effect	Amount
Brent price	10% increase	Reversal	10,051
	10% decrease	Additional loss	(14,135)
Discount rate	1 p.p. decrease	Reversal	3,035
	1 p.p. increase	Additional loss	(3,247)

In addition, the following table presents a sensitivity analysis of the CGUs whose estimated recoverable amounts are close to their carrying amounts and, therefore, would be closer to the recognition of impairment losses in the future as a result of significant changes in assumptions.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

(a) Sensitivity - Potential impairment losses - 10% reduction in the recoverable amount	Business segment segment	Carrying amount amount	Recoverable amount	Sensitivity
Assets with recoverable amount close to their carrying amount
CGU Marlim Leste and Tartaruga Verde cluster	E&P	24,456	22,963	(1,493)

The simulations used above are not considered by the Company to be the best estimates for determining the expected effects on the recoverable amount and consequent impairment loss, nor the estimated effects on revenues or net income.

Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.2.2 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or clusters) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale

	Consolidated
Assets or group of assets by nature (1)	Net carrying amount	Recoverable amount (2)	(Impairment)Reversal	Segment
	2025
Oil and gas production fields	3,167	2,965	(202)	E&P, Brazil
Others			(220)	-
Total 2025			(422)
	2024
Oil and gas production fields	273	2	(271)	E&P, Brazil
Others			57	-
Total 2024			(214)
(1) The net book values and recoverable values presented refer only to assets or group of assets that suffered impairment losses or reversals.
(2) The recoverable amount used to evaluate the test is fair value.

In 2025, the Company recognized impairment losses on assets classified as held for sale, resulting from their measurement at the fair value less costs to sell, mainly arising from Cherne cluster, due to the accident on platform PCH-1, which occurred in the second quarter of 2025, resulting in the recognition of a R$ 319 impairment loss.

In 2024, the Company recognized impairment losses on assets held for sale arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from Pescada group of fields, due to decommissioning cost review.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 29.

25.3.	Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value-in-use method was used, based on projections that considered: (i) a projection horizon of 5 to 12 years, with perpetuity and no growth; (ii) assumptions and budgets approved by the company's management; and (iii) a post-tax discount rate, derived from WACC or the Capital Asset Pricing Model (CAPM), according to the application methodology specified for each case. The effect of these assessments on the results of the fiscal year is disclosed in the beginning of note 25.

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

26.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the moment in which technical and commercial feasibility to produce oil and gas are demonstrated.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2025	2024
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)
Property plant and equipment
Opening Balance	9,131	7,321
Additions	5,974	1,816
Write-offs	(41)	(134)
Transfers	(545)	(16)
Translation adjustment	(123)	146
Losses on exploration expenditures written off	(1,039)	(2)
Closing Balance	13,357	9,131
Intangible assets
Opening Balance	9,966	11,197
Additions	237	116
Write-offs	(102)	(109)
Transfers	−	1
Translation adjustment	2	−
Losses on exploration expenditures written off	(946)	(1,239)
Closing Balance	9,157	9,966
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	22,514	19,097
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions occurred in Property, Plant and Equipment in 2025 are mainly related to well drilling activities associated with the exploratory areas of ARAM, Búzios, and BM-S-24 in the Santos basin, Norte de Brava, Albacora, Sudoeste de Tartaruga Verde and Alto de Cabo Frio Central in the Campos basin, and FZA-M-59 in Foz do Amazonas basin.

In 2025, the recognition of losses in property, plant and equipment (R$ 1,039) mainly refers to the drilling of wells by PIBBV in Colombia and São Tomé and Príncipe, with the assessment that the respective projects will not be developed.

In Intangible Assets, a R$ 946 loss was recognized due to the assessment of economic unfeasibility of the exploratory blocks C-M-753 and C-M-789, located in the Campos basin, with the consequent reduction of their recoverable amounts. In 2024, a loss was recognized referring to the exploratory blocks C-M-657 and C-M-709, located in the Campos basin, which more details in note 25.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(4,316)	(2,235)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(2,385)	(2,654)
Contractual penalties on local content requirements	(16)	(38)
Other exploration expenses	(41)	(70)
Total expenses	(6,758)	(4,997)

Cash used in:
Operating activities	4,357	2,305
Investment activities	6,420	3,148
Total cash used	10,777	5,453

(1) Includes values relating to the assessment of the non-economic viability of exploration blocks (note 25).

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;
•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 24;
•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 26.1);
•	an internal commission of technical executives of the Company reviews monthly these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);
•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.
26.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Aging of capitalized exploratory well costs (1)	2025	2024
Exploratory well costs capitalized for a period of one year	4,245	1,923
Exploratory well costs capitalized for a period greater than one year	9,112	7,208
Total capitalized exploratory well costs	13,357	9,131
Number of projects relating to exploratory well costs capitalized for a period greater than one year	20	18

Exploratory well costs capitalized for a period greater than one year	2025	Number of wells
2024	1,320	4
2023	1,338	2
2022	995	2
2021	218	1
2020 and previous years	5,241	16
Total	9,112	25
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total R$ 9,112 in prospecting costs for 20 projects, which include 25 wells that have been in operation for more than a year since the completion of drilling activities, R$ 8,098 refers to wells located in areas where drilling activities are already underway or firmly planned for the near future, whose "Evaluation Plan" has been submitted to ANP for approval, and R$ 1,014 refers to activities inherent to well drilling and the process of analyzing the technical and economic feasibility for the decision on the possible development of production from the projects and the definition of proven reserves.

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,756 (R$ 7,740 as of December 31, 2024), which is still in force as of December 31, 2025, net of commitments undertaken. As of December 31, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,471 (R$ 7,669 as of December 31, 2024) and bank guarantees of R$ 285 (R$ 71 as of December 31, 2024).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2025, the Company holds interest in 110 consortia with 34 companies, among which Petrobras is the operator in 72 (95 consortia with 34 companies and operator in 64, as of December 31, 2024).

The partnerships established in Brazil in 2025 are related to the 5th Permanent Concession Offering Cycle, of which:

•	10 contracts in the Foz do Amazonas basin, all of them in partnership with Exxon, both holding a 50% interest, where Petrobras operates 5 of them; and
•	3 contracts in the Pelotas basin with Petrobras acting as operator holding a 70% interest, while Galp holds 30% (for more information see note 24.1).

In addition, Petrobras will act as a non-operator in two new consortia abroad: in São Tomé and Príncipe, through the acquisition of a 27.5% interest in Block 4, in partnership with Shell, Galp and ANP-STP; and in South Africa, through the acquisition of a 10% interest in Block DWOB, in a consortium with TotalEnergies, QatarEnergy and Sezigyn Pty.

The 29 partnerships established in Brazil in 2024, with Petrobras as the operator, were related to the 4th Permanent Concession Offering Cycle in the Pelotas Basin, of which:

•	26 contracts with Petrobras holding a 70% interest and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% interest, Shell 30% and CNOOC 20%.

Abroad, three new partnerships were formed in São Tomé and Príncipe with Petrobras acting as a non-operator, through the acquisition of a 45% interest in Blocks 10 and 13 and a 25% interest in Block 11, in partnership with Shell, Galp and ANP-STP.

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

Field	Location	Petrobras interest	Partners interest	Petrobras’ share of production in 2025 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	672	Concession
Búzios ECO	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	594	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	244	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	76	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	67	Concession
Berbigão (1)	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	51	Concession
Atapu ECO	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	32	Production sharing
Sépia ECO	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	26	Production sharing
Tartaruga Verde	Campos basin	50%	Petronas - 50%	19	Concession
Sépia Leste	Santos basin pre-salt	80%	Petrogal - 20%	18	Concession
Total				1,799
(1) Petrobras’ share of production considers the Berbigão and Sururu fields as unified as of February 2025, in accordance with the ANP’s decision. However, this decision is being contested in an arbitration proceeding (see note 20.3).

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, Sapinhoá, Sururu and Tupi.

The table below presents changes in the estimate of reimbursements relating to the execution of the AIPs submitted for the approval of the ANP:

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated and Parent Company
	2025	2024
Opening balance	3,575	2,238
Additions/(Write-offs) on assets	(1,288)	1,265
Payments made	(1,540)	(6)
Other income and expenses	1,501	78
Closing balance	2,248	3,575

The change in the year reflects the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Agreements closed in 2025

a) Jubarte pre-salt layer shared reservoir

In May 2025, the Company submitted for approval of ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos basin, comprising Jubarte field, uncontracted areas of the Brazilian Federal Government and Argonauta field. In July 2025, ANP approved this AIP, effective as of August 1, 2025. Following this agreement, the interests of each area in the Jubarte shared reservoir become:

•	Jubarte field (Petrobras) - 97.25%;
•	uncontracted areas (represented by PPSA) - 1.89%; and
•	Argonauta field (Shell, ONGC and Brava) - 0.86%.

This agreement resulted in a R$ 1,802 write-off on asset and a R$ 4,169 expense recognized in other operating income (expenses).

In October 2025, this agreement was signed and Petrobras paid R$ 1,540 to PPSA.

The equalization related to Petrobras and the partners of Argonauta field is still ongoing.

b) Tupi shared reservoir

On November 12, 2025, ANP approved an amendment to the AIP of Tupi shared reservoir, in the Santos basin, effective as of December 1, 2025, comprising Tupi field, Sul de Tupi field and uncontracted areas.

Following this amendment, the interest of Petrobras in the Tupi shared reservoir increased from 67.216% to 67.457%. The interests of each area in the Tupi shared reservoir become:

•	Petrobras – 67.457%;
•	Shell – 22.65%;
•	Petrogal – 9.06%;
•	uncontracted areas (represented by PPSA) – 0.833%

This redermination resulted in a R$ 710 addition to property, plant and equipment and a R$ 2,930 income recognized in other operating income (expenses). The equalization process between Petrobras, partners and PPSA is currently under negotiation.

Accounting policy for production individualization agreements

An individualization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new share in the single producing unit.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Events that occurred prior to the individualization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated. The provision will be offset by an increase or decrease in PP&E, revenues and/or expenses, according to the nature of the events to be reimbursed.

90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	238,116	350,580	21,501	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	12,551	5,924	1,059	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	1,873	834	7	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	2	1,261	(447)	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	63	305	47	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	8	(2)	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	330	54	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	273	(27)	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	132	30	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	81	17	10	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	175	73	45	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	1,487	348	450	Brazil
Petrobras Bioeconomia FIDC IS	Corporate, others	49.01	49.01	−	117	13	Brazil
Associação Petrobras de Saúde - APS (2)	Corporate, others	93.47	93.47	5,521	792	68	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	317	261	75	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	1,112	(121)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	190	168	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	(213)	(264)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	71	(78)	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	123	24	Brazil
Companhia de Coque Calcinado de Petróleo S.A. – Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(3,533)	405	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	558	191	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	(2)	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	14	3	Brazil
(1) Sales revenues refer to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 52% in the Netherlands, 27% in the United States, and 21% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2025, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Petrobras Netherlands BV – PNBV (100%, headquartered in the Netherlands), which has joint operations: Tupi BV (67.59%), Guará BV (45%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), all headquartered in the Netherlands and established for the purpose of building and leasing equipment and platforms for E&P operations in Brazil, in addition to an interest in Petrobras Frade Inversiones SA - PFISA (100%), with the same purpose as the Dutch companies, but headquartered in Uruguay. In addition to equipment rental activities, the company operates in the E&P segment through its branches in São Tomé and Príncipe and South Africa. In light of the corporate liquidation process in the Netherlands, BJOOS BV, Agri BV, and Libra BV were liquidated in fiscal year 2025, and the company is currently considering the liquidation of Guará BV, Papa-Terra BV, Roncador BV, and PFISA, depending on the resolution of certain precedent conditions. Subsequently, the company will evaluate the liquidation of TUPI BV and Iara BV.

On November 27, 2025, the company approved the incorporation of all shares issued by Petrobras Logística de Exploração e Produção S.A. – PB-LOG – into the subsidiary Petrobras Transporte S.A. – TRANSPETRO.

28.2.	Investment change (Parent Company)
	Balance at 12.31.2024	Investments	Restructuring,capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensiveincome	Dividends	Balance at 12.31.2025
Subsidiaries
PIB BV	355,650	−	1	22,517	(41,446)	−	−	336,722
Transpetro	6,745	−	353	(130)	(197)	(6)	(1,055)	5,710
PB-LOG	−	−	(1,454)	1,828	−	−	(374)	−
PBIO	835	−	−	6	−	(5)	−	836
Other subsidiaries	2,189	1,150	32	232	(1)	(137)	(422)	3,043
Joint operations	145	−	−	38	−	−	(51)	132
Joint ventures	124	23	−	69	−	−	(68)	148
Associates	692	−	−	(806)	(1,154)	1,416	(33)	115
Total	366,380	1,173	(1,068)	23,754	(42,798)	1,268	(2,003)	346,706
Other Investments	18	−	−	−	−	−	−	18
Total	366,398	1,173	(1,068)	23,754	(42,798)	1,268	(2,003)	346,724

	Balance at 12.31.2023	Investments	Restructuring,capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensiveincome	Dividends	Balance at 12.31.2024
Subsidiaries
PIB BV	255,666	−	−	20,976	79,008	−	−	355,650
Transpetro	5,583	−	(4)	944	370	412	(560)	6,745
PB-LOG	−	−	240	485	−	−	(725)	−
PBIO	761	−	−	68	−	6	−	835
Other subsidiaries	2,010	−	(2)	764	8	58	(649)	2,189
Joint operations	138	−	−	59	−	−	(52)	145
Joint ventures	110	68	3	(56)	−	(1)	−	124
Associates	3,934	−	(57)	(4,130)	2,427	(1,450)	(32)	692
Total	268,202	68	180	19,110	81,813	(975)	(2,018)	366,380
Other investments	18	−	−	−	−	−	−	18
Total	268,220	68	180	19,110	81,813	(975)	(2,018)	366,398

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.3.	Investment change (Consolidated)
	Balance at 12.31.2024	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2025
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	1,841	−	−	322	(211)	−	(354)	1,598
Compañia Mega S.A. - MEGA/PIB BV	1,011	−	−	211	(118)	−	(284)	820
Other companies	119	23	−	67	−	−	(68)	141
Associates	1,091	43	(32)	(842)	(1,197)	1,416	(33)	446
Other investments	19	−	−	−	−	−	−	19
Total	4,081	66	(32)	(242)	(1,526)	1,416	(739)	3,024

	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2024
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	1,654	−	−	396	429	−	(638)	1,841
Compañia Mega S.A. - MEGA/PIB BV	579	−	−	326	195	−	(89)	1,011
Other companies	108	68	(1)	(55)	−	(2)	1	119
Associates	4,214	59	(68)	(4,134)	2,501	(1,448)	(33)	1,091
Other Investments	19	−	−	−	−	−	−	19
Total	6,574	127	(69)	(3,467)	3,125	(1,450)	(759)	4,081

28.4.	Investments in non-consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2025	12.31.2024	Type	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Associate
Braskem	212,427	212,427	Common	8.09	12.10	1,719	2,571
Braskem	75,762	75,762	Preferred	7.89	11.58	598	877
	288,189	288,189				2,317	3,448

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

28.5.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2025 is R$ 1,801 (R$ 1,508 in 2024) primarily comprising R$ 1,537 of FIDC (R$ 1,247 in 2024); and R$ 169 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (R$ 186 in 2024).

Condensed financial information is set out as follows:

	FIDC		TBG
	2025	2024	2025	2024
Current assets	61,565	91,889	703	967
Long-term receivables	−	−	2	2
Investments	−	−	1	1
Property, plant and equipment	−	−	1,451	1,518
Other non-current assets	−	−	24	23
	61,565	91,889	2,181	2,511
Current liabilities	2	79	831	983
Non-current liabilities	−	−	1,002	1,149
Shareholders' equity	61,563	91,810	348	379
	61,565	91,889	2,181	2,511
Sales Revenues	−	−	1,487	1,686
Net income of the year	8,634	7,096	450	459
Cash and cash equivalents generated (used) in the year	(4,049)	1,094	(261)	(276)

The Investment Fund for Non-Standardized Credit Rights (“FIDC-NP”) is an investment fund primarily intended for the acquisition of “performed” and/or “non-performed” credit rights from operations carried out by Petrobras companies and its subsidiaries and aims at optimizing the financial management of cash.

TBG is a company that operates in the transport of natural gas, through the Bolivia-Brazil gas pipeline, and is a subsidiary of Petrobras, which has a 51% interest in this company.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.6.	Summarized information on joint ventures and associates

The company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, transportation, trade, processing and industrialization of oil products and other fuels, biofuels, thermoelectric plants, refineries and others. The summarized accounting information is as follows:

				2025				2024
	Joint ventures			Associates (1)	Joint ventures			Associates (1)
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad		Brazil	MP Gulf of Mexico, LLC	Other companies abroad
Current assets	1,475	2,685	1,231	26,864	2,140	2,473	1,677	37,786
Long-term receivables	1,469	2	198	19,697	1,499	40	139	20,838
Property, plant and equipment	2,731	9,627	2,180	38,304	2,592	11,191	1,886	40,834
Other non-current assets	80	4	1	7,162	178	−	−	7,843
	5,755	12,318	3,610	92,027	6,409	13,704	3,702	107,301
Current liabilities	1,476	1,902	730	22,614	1,760	1,951	614	28,198
Non-current liabilities	2,963	2,099	478	68,228	3,086	2,630	115	78,277
Shareholders' equity	1,284	6,718	2,402	826	1,525	7,280	2,973	267
Non-controlling interests	34	1,599	−	359	38	1,843	−	559
	5,757	12,318	3,610	92,027	6,409	13,704	3,702	107,301
Sales revenues	4,459	3,866	1,132	54,983	4,235	6,059	805	77,772
Net income (loss) of the year	(193)	1,541	600	164	(135)	2,592	1,123	(11,423)
Participation - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	20 to 38.8%

(1) It is mainly composed of Braskem.

Accounting policy for investments

Basis of consolidation

The consolidated financial statements include information from Petrobras and its subsidiaries, joint ventures, and consolidated structured entities.

Transactions and balances between group entities, including unrealized profits arising from these transactions, are eliminated in the consolidation process.

Investments in other companies

In individual financial statements, investments in subsidiaries, associates, jointly controlled entities, and non-profit associations are valued using the equity method. In joint operations, only those constituted through a special purpose vehicle with its own legal personality are valued using the equity method. For other joint operations, the company recognizes its assets and liabilities, as well as its respective revenues and expenses.

In consolidated financial statements, investments in associates and jointly controlled entities are recognized using the equity method.

Business combination

A business combination is a transaction or other event whereby an acquirer obtains control of one or more businesses, regardless of the legal form of the transaction. The acquisition method is applied to transactions in which control is obtained. Business combinations of entities under common control are accounted for at cost. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value, with limited exceptions.

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		12.31.2025	Consolidated 12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment (1)	135	135	3,156
Total	136	136	3,157
Liabilities on assets classified as held for sale
Provision for decommissioning costs (1)	566	566	4,418
Total	566	566	4,418

(1) In 2025, the reduction is related to the sale of the Cherne and Bagre fields. For more information, see note 29.1.

29.1.	Closed sales in the year ended December 31, 2025

In August 2025, Petrobras closed the sale of the Company's entire interest in Cherne and Bagre producing fields, located in the shallow waters of the Campos Basin, to Perenco Petróleo and Gás (“Perenco”). The transaction was closed with the payment of R$ 50 (US$ 9 million), in addition to R$ 5 (US$ 1 million) paid to Petrobras in April 2024, at the signing of the transaction. A R$ 11 gain was recognized in other income and expenses (note 11).

These fields had their production interrupted in March 2020, and their respective production facilities have been idled since then. This sale agreement provided for compensation adjustments to be paid by Petrobras to Perenco to maintain the operating conditions of these assets, intended to make Perenco resume production of these fields as an alternative to their decommissioning, which is no longer an obligation of Petrobras.

Accounting Policy for assets and liabilities held for sale

Assets and liabilities associated with these assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets and liabilities associated with these assets classified as held for sale are measured at the lower of their carrying amount and fair value less disposal expenses.

For non-current assets classified as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments for decommissioning assumed by the Company as a result of a sale are recognized after the closing of the transaction, in accordance with the contractual terms.

29.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The table below shows, for each transaction, the closing date, the transaction amount, the asset recognized as a counterpart to other operating income, and the amount of contingent assets at the statement of financial position date:

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Transaction	Closing date	Closing date US$ million	Contingent assets at the closing date in 12.31.2025		Assets Recognized in previous years US$ million	Balance of contingent assets as of 12.31.2025 US$ million
			US$ million	R$
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	Apr/2022	5,263	242	1,337	1,272	3,744
Sales in previous years
Riacho da Forquilha cluster	Dec/2019	62	−	−	58	4
Pampo and Enchova cluster	Jul/2020	650	55	306	303	292
Baúna field	Nov/2020	285	18	100	253	14
Cricare cluster	Dec/2021	118	−	−	106	12
Peroá cluster	Aug/2022	43	16	91	10	17
Papa-Terra field	Dec/2022	90	22	121	32	36
Albacora Leste field	Jan/2023	250	−	−	225	25
Norte Capixaba cluster	Apr/2023	66	−	−	33	33
Golfinho and Camarupim clusters	Aug/2023	60	−	−	20	40

Total		6,887	353	1,955	2,312	4,217

(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11). In December 2025, considering that the average Brent price range did not reach the maximum limit of US$ 70/bbl, the estimated value of the transaction was reduced to US$ 5,258.

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement. Petrobras explores the Sépia field in a consortium with TotalEnergies (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), while the Atapu field is explored in a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts previously received by Petrobras resulting from the signing of the AIPs, supplementary compensations (earnouts) are expected between 2022 and 2032, during periods when the price of Brent crude oil exceeds an annual average of US$40/bbl, limited to US$70/bbl, according to Brazilian Ministry of Mines and Energy Ordinance No. 08/2021.

29.3.	Other operations

On November 27, 2025, the transfer of PB-LOG to Transpetro was approved via the incorporation of shares, resulting in a capital increase of Transpetro in the amount of R$ 353, both companies being wholly owned subsidiaries of Petrobras.

30.	Finance debt
30.1.	Balance by type of finance debt
	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Banking Market	24,840	17,512	24,685	17,374
Capital Market	16,600	13,775	16,264	13,301
Development banks (1)	2,927	3,146	−	−
Related parties (note 34.5)	−	−	58,746	85,021
Others	14	13	−	−
In Brazil	44,381	34,446	99,695	115,696
Banking Market	16,952	22,853	4,577	10,308
Capital Market	76,940	75,949	−	−
Export Credit Agency	6,544	9,341	−	−
Related parties (note 34.1)	−	−	411,186	458,716
Others	672	837	−	−
Abroad	101,108	108,980	415,763	469,024
Total	145,489	143,426	515,458	584,720
Current	12,027	15,887	160,408	106,522
Non-current	133,462	127,539	355,050	478,198

(1) Includes BNDES.

The amount classified as current liabilities comprises:

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Short-term debt	112	60	18,480	28,707
Current portion of long-term debt	8,888	13,202	137,813	75,013
Accrued interest on short and long-term debt	3,027	2,625	4,115	2,802
Current	12,027	15,887	160,408	106,522

The capital market balance is mainly composed of R$ 73,832 in global notes issued abroad by the wholly owned subsidiary PGF, as well as R$ 11,325 in debentures and R$ 4,939 in commercial notes issued by Petrobras in Brazil.

The balance of global notes has maturities between 2027 to 2115 and does not require collateral. Such financing was carried out in dollars (93%) and pounds (7%).

The debentures and the commercial notes, with maturities between 2026 and 2045, do not require collateral and are not convertible into shares or equity interests.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

30.2.	Changes in finance debt
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	12,697	16,931	29,628
Repayment of principal (1)	(4,049)	(14,239)	(18,288)
Repayment of interest (1)	(3,887)	(6,401)	(10,288)
Accrued interest (2)	4,890	6,668	11,558
Foreign exchange/ inflation indexation charges	284	(275)	9
Translation adjustment	−	(10,556)	(10,556)
Balance at December 31, 2025	44,381	101,108	145,489
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	6,504	5,523	12,027
Repayment of principal (1)	(2,843)	(33,575)	(36,418)
Repayment of interest (1)	(2,268)	(8,107)	(10,375)
Accrued interest (2)	2,603	8,046	10,649
Foreign exchange/ inflation indexation charges	967	2,742	3,709
Translation adjustment	−	24,403	24,403
Balance at December 31, 2024	34,446	108,980	143,426

(1) Includes prepayments.

(2) Includes appropriations of goodwill, discounts and associated transaction costs.

30.3.	Reconciliation with cash flows from financing activities – Consolidated
			2025			2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	29,628	(18,288)	(10,288)	12,027	(36,418)	(10,375)
Repurchase of debt securities	−	(34)	−	−	46	−
Deposits linked to finance debt (1)	−	(307)	(23)	−	439	99
Net cash used in financing activities	29,628	(18,629)	(10,311)	12,027	(35,933)	(10,276)

(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2025, the Company:

•	repaid several finance debts, in the amount of R$ 28,940, notably: (i) R$ 17,236 in the banking market, including the pre-payments of R$ 3,327 of loans in the domestic and international banking markets; (ii) R$ 8,564 in the capital market, notably the repurchase and withdrawal of R$ 2,489 of securities in the international capital market; (iii) R$ 2,331 to the export credit agencies; (iv) R$ 545 to the development banks; and (v) R$ 264 to others; and
•	raised R$ 29,628, notably: (i) proceeds in the international capital market (global notes), in the amount of R$ 10,531, with maturities in 2030 and 2036; (ii) proceeds in the domestic banking market, in the amount of R$ 9,743; (iii) proceeds in the international banking market, in the amount of R$ 6,303; and (iv) public offering of debentures, in the amount of R$ 2,861, with maturities in 2035, 2040, and 2045.

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

30.4.	Summarized information on current and non-current finance debt
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value (4)

Financing in U.S. Dollars:	7,960	11,005	8,605	3,899	11,204	48,838	91,511	91,506
Floating rate debt (2)	6,409	7,270	2,880	792	3,845	1,222	22,418
Fixed rate debt	1,551	3,735	5,725	3,107	7,359	47,616	69,093
Average interest rate p.a.	6.3%	6.0%	5.7%	6.1%	6.2%	6.6%	6.4%
Financing in Brazilian Reais):	3,692	811	758	5,292	3,494	28,629	42,676	39,880
Floating rate debt (3)	1,570	188	188	188	2,905	26,157	31,196
Fixed rate debt	2,122	623	570	5,104	589	2,472	11,480
Average interest rate p.a.	10.1%	9.3%	9.6%	9.9%	10.4%	8.1%	9.3%
Financing in Euro:	117	−	576	142	285	1,988	3,108	3,095
Fixed rate debt	117	−	576	142	285	1,988	3,108
Average interest rate p.a.	4.6%	−	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling:	225	−	−	2,179	−	3,058	5,462	5,438
Fixed rate debt	225	−	−	2,179	−	3,058	5,462
Average interest rate p.a.	6.1%	−	−	6.1%	−	6.6%	6.3%
Financing in Renminbi:	32	25	25	25	2,625	−	2,732	2,638
Floating rate debt	32	25	25	25	2,625	−	2,732
Average interest rate p.a.	3.1%	3.1%	3.1%	3.1%	3.1%	−	3.1%
Total as of December 31, 2025	12,026	11,841	9,964	11,537	17,608	82,513	145,489	142,557
Average interest rate (4)	7.3%	6.8%	6.8%	7.1%	7.2%	6.6%	6.7%
(1) The average maturity of outstanding debt as of December 31, 2025 is 11.70 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2024, the total fair value is R$ 137,549 and the average interest rate p.a. is 6.8%.

On December 31, 2025, the fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 73,678 as of December 31, 2025 (R$ 69,193 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 68,879 as of December 31, 2025 (R$ 68,356 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2026	2027	2028	2029	2030	2031 and thereafter	12.31.2025	12.31.2024
Principal	9,148	12,034	10,474	11,782	18,067	84,714	146,219	145,353
Interest	10,742	9,851	8,933	8,673	7,708	78,921	124,828	126,247
Total (1)	19,890	21,885	19,407	20,455	25,775	163,635	271,047	271,600
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

30.5.	Lines of credit
						Consolidated
Company	Financial Institution	Date	Maturity	Available (Lines of Credit)	Used	12.31.2025 Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV (2)	Syndicate of banks	7/8/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	1,500	−	1,500
Petrobras	Banco Itaú	07/30/2025	07/31/2030	1,500	−	1,500
Petrobras (3)	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras	Banco do Brasil	10/4/2018	9/4/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				10,829	−	10,829
(1) On July 8, 2025, the balance of the line of credit was changed from US$ 5,000 to US$ 4,111.
(2) On July 8, 2025, the US$ 2,050 line of credit was cancelled and the new US$ 1,060 line of credit was contracted.
(3) On April 3, 2025, a new amendment was made that increased the amount of the line of credit from R$ 2,000 to R$ 3,500.
30.6.	Covenants and Collateral
30.6.1.	Covenants

The company has obligations related to debt covenants, notably: (i) presentation of financial statements within 90 days for interim periods, without review by independent auditors, and within 120 days for the end of the fiscal year; (ii) Negative Pledge/Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create encumbrances on their assets to secure debts beyond what is permitted; (iii) clauses for compliance with laws, rules and regulations applicable to the conduct of their business, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to establish and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relationships with entities or even countries sanctioned primarily by the United States, including, but not limited to, the Office of Foreign Assets Control – OFAC, the Department of State and the Department of Commerce, the European Union and the United Nations.

As of December 31, 2025, there have been no defaults, breaches of covenants, or changes to clauses that would result in changes to the payment terms of loan and financing agreements.

If the company fails to meet any of the obligations mentioned above, or is unable to remedy, or continues to fail to meet the obligations within the cure period which ranges from 30 to 60 days (depending on the contract) after receiving written notice from the creditor(s) specifying such default or breach and demanding that it be remedied and declaring that such notice is a "Notice of Default", this may be declared a Default Event and, occasionally, the debt related to that contract will be considered due and payable.

30.6.2.	Collateral

Financial institutions normally do not require guarantees for loans and financing granted to Petrobras. However, there is financing granted through specific instruments, which have real guarantees. Such contracts represent 7.4% of total financing, with emphasis on the contract obtained from the China Development Bank (CDB), according to note 34.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledges of credit rights.

Financing from the capital market, which corresponds to securities issued by the company, does not have real guarantees.

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Accounting policy for loans and finance debt

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method.

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income of the period.

31.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and buildings. Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2024	33,959	196,082	230,041
Remeasurement / new contracts	16,712	54,228	70,940
Payment of principal and interest	(14,869)	(37,568)	(52,437)
Interest expenses	2,746	12,234	14,980
Foreign exchange and monetary indexation	(1,982)	(22,910)	(24,892)
Translation adjustment	−	(96)	(96)
Transfers	1	(1)	−
Balance on December 31, 2025	36,567	201,969	238,536
Current			55,226
Non-current			183,310

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2023	32,883	130,748	163,631
Remeasurement / new contracts	8,599	45,099	53,698
Payment of principal and interest	(14,286)	(28,101)	(42,387)
Interest expenses	2,844	9,547	12,391
Foreign exchange and monetary indexation	3,919	38,330	42,249
Translation adjustment	−	224	224
Transfers	−	235	235
Balance on December 31, 2024	33,959	196,082	230,041
Current			52,896
Non-current			177,145

As of December 31, 2025, the value of Petrobras Parent Company’s lease liabilities is R$ 243,122 (R$ 237,578 as of December 31, 2024), including leases and subleases with invested companies, mainly from Transpetro.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (2)	Recoverable taxes (2)
Without readjustment
Vessels	28,807	19,680	10,160	3,736	1,767	9,523	73,673	1,496
Others	1,182	1,016	757	534	305	155	3,949	329
With readjustment - abroad (1)
Platforms	18,561	16,173	15,686	15,565	14,918	166,202	247,105	−
Vessels	2,181	2,169	1,140	369	131	41	6,031	−
With readjustment – Brazil
Vessels	4,211	2,822	1,845	687	13	187	9,765	769
Properties	736	951	821	598	536	6,855	10,497	156
Others	1,366	1,174	800	562	583	226	4,711	349
Nominal amounts on December 31, 2025	57,044	43,985	31,209	22,051	18,253	183,189	355,731	3,099
(1) Contracts signed in the U.S. Dollars.
(2) As of December 31, 2024, the nominal amounts of future payments are R$ 341,305 and the recoverable taxes are R$ 3,155.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95% of the lease liability:

Consolidated

Present Value of Future Payments (1)	Discount rate (%p.a.)	Average Period (Years)	Recoverable taxes	12.31.2025	12.31.2024
Without readjustment
Vessels	4.9995	4.4	1,496	66,236	61,147
Others	5.2721	3.7	329	3,585	2,730
With readjustment – abroad
Platforms	6.4614	18.4	−	146,429	144,232
Vessels	5.3131	2.9	−	5,586	5,968
With readjustment - Brazil
Vessels	12.9138	2.6	769	8,309	8,129
Properties	8.1450	24.8	156	4,619	4,546
Others	11.6808	4.1	349	3,772	3,289
Total	6.0250	14.6	3,099	238,536	230,041
(1) Nominal incremental rate on the company's loans, calculated based on the bond yield curve and the company's credit risk, as well as the term adjusted by the duration of the respective payment flow and guarantees of the lease contracts.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

Consolidated

	2025	2024
Variable payments	6,030	5,565
Up to 1 year maturity	73	515

Variable payments x fixed payments	11%	13%

As of December 31, 2025, the nominal value of lease agreements not yet commenced totals R$ 112,009 (R$ 402,710 as of December 31, 2024). The reduction was mainly due to contract terminations related to vessel contracts, in addition to the exchange rate effect during the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.3.

Accounting policy for lease liabilities

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain.

These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 33.3.1).

In the E&P segment, some activities are conducted by joint operations with partner companies where the Company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

32.	Equity
32.1.	Share capital

As of December 31, 2025, the subscribed and fully paid share capital of R$ 205,432 is represented by 12,888,732,761 shares, all registered, book-entry and without par value, distributed as follows:

	12.31.2025		12.31.2024
Shares	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	117,208	7,442,454,142
Preferred	86,811	5,446,501,379	88,224	5,602,042,788
Total of shares subscribed and fully paid	205,432	12,888,732,761	205,432	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, being 155,541,409 preferred shares and 222,760 common shares. The effects of this cancellation were reflected in capital reserve (R$ 7) and profit retention reserve, within profit reserves (R$ 5,563).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

32.2.	Capital reserve

The balance of the capital reserve, constituted with book-entry shares of Petrobras, was fully used in the 2025 fiscal year to cancel the treasury shares. Consequently, there is no balance recorded on December 31, 2025 (R$ 7 on December 31, 2024).

32.3.	Capital transactions

32.3.1. Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds through the issuance of shares, net of taxes, in the amount of R$477 (R$477 on December 31, 2024).

32.3.2. Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners, in the amount of R$ 3,799 (R$ 3,799 on December 31, 2024).

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

32.3.3. Treasury shares

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital, as per note 32.1. As a result of this resolution, there are no treasury shares registered as of December 31, 2025 (R$ 5,570 as of December 31, 2024, corresponding to 155,764,169 shares, of which 222,760 are common shares and 155,541,409 are preferred shares).

32.4.	Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

	Consolidated
	2025	2024
Actuarial losses on defined benefit pension plans	(41,665)	(26,631)
Unrealized losses on cash flow hedge - highly probable future exports	(27,207)	(64,741)
Translation adjustments	118,862	161,659
Others	(1,020)	(2,449)
Total	48,970	67,838

32.5.	Allocation of income and shareholders remuneration

The allocation of net income for the year and proposed dividends, which includes interest on capital, are shown below.

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	2025	2024
Net income of the year attributable to the shareholders of Petrobras	110,129	36,606
Prescribed dividends	828	316
Retained earnings for allocation	110,957	36,922

Allocation of retained earnings:
Tax incentive reserve	815	790
Profit retention reserve	68,906	-
Proposed dividends from retained earnings	41,236	36,132
Total allocation of retained earnings	110,957	36,922

Proposed dividends from retained earnings:
Mandatory minimum dividends	27,328	8,954
Additional dividends from the remaining portion of retained earnings	13,908	27,178
Proposed dividends from retained earnings	41,236	36,132

Additional dividends from profit reserves:
Additional dividends from the capital remuneration reserve	−	21,936
Additional dividends from the retained earnings reserve	−	15,838
Additional dividends from profit reserves	−	37,774

Total proposed dividends	41,236	73,906

The Board of Directors proposes maintaining the amount of R$ 68,906 in shareholders’ equity, as a retained earnings reserve, to partially cover the annual investment program established in the capital budget for the fiscal year 2026, to be approved at the General Shareholders' Meeting.

32.5.1. Profit reserves

The following table shows the movement of profit reserves:

							Parent Company
		Statutory Reserves
	Legal (1)	R&D reserve (2)	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955
Additional dividends approved at the 2024 Ordinary General Meeting	−	−	(21,935)	−	−	(14,204)	(36,139)
Net income appropriations to reserves	−	−	−	790	−	−	790
Allocation of dividends for the 2024 fiscal year	−	−	(21,936)	−	(15,838)	9,145	(28,629)
Balance at December 31, 2024	41,086	10,272	−	8,289	26,185	9,145	94,977

Balance at January 1, 2025	41,086	10,272	−	8,289	26,185	9,145	94,977
Cancel of treasury shares	−	−	−	−	(5,563)	−	(5,563)
Additional dividends approved at the 2025 Ordinary General Meeting	−	−	−	−	−	(9,145)	(9,145)
Net income appropriations to reserves	−	−	−	815	68,906	−	69,721
Allocation of dividends for the 2025 fiscal year	−	−	−	−	−	8,072	8,072
Balance at December 31, 2025	41,086	10,272	−	9,104	89,528	8,072	158,062

(1) In 2025, no allocation occurred because the reserve balance reached the legal limit.

(2) In 2025, no allocation occurred because the reserve balance reached the statutory limit.

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital. The reserve may only be used to offset losses or increase capital.

Statutory reserves

In accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D programs.

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

As of December 31, 2025, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.5.2. Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings. However, this priority does not necessarily grant dividend distributions to the preferred shareholders in the event of loss for a year.

Preferred shares participate in the distribution of dividends, on a non-cumulative basis, on equal terms with common shares when the amount to be distributed exceeds the minimum percentage established in the Company's bylaws for preferred shares.

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4 billion for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt equal to or less than the maximum debt level defined in the strategic plan (US$ 75 billion in the 2026-2030 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year, the Company shall distribute to its shareholders 45% of the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4 billion and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders. Consequently, the payment of shareholder remuneration should not compromise the company's short, medium, and long-term financial sustainability.

b)     Proposed remuneration to the shareholders of Petrobras

For 2025, the proposed remuneration to the shareholders of Petrobras amounts to R$ 41,236, was based on the shareholders remuneration policy of 45% of the free cash flow (calculated in Brazilian Reais), as set bellow:

	Parent Company
	2025	2024
Dividends and interest on capital	41,236	73,906
Share repurchase program (1)	−	1,919
Total capital remuneration reserve	41,236	75,825
(1) Excludes transaction costs on the repurchase of shares.

c)     Anticipation of dividends relating to 2025

In 2025, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of R$ 32,535, equivalent to R$ 2.52429783 per preferred and common share outstanding in each quarter, based on the results from January to September 2025, as shown in the following table:

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

			Parent Company
	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share (R$)	Amount
Interim dividends and interest on capital - 1st quarter of 2025	05.12.2025	06.02.2025	0.90916619	11,718
Interim dividends and interest on capital - 2nd quarter of 2025	08.07.2025	08.21.2025	0.67192409	8,660
Interim dividends and interest on capital - 3rd quarter of 2025	11.06.2025	12.22.2025	0.94320755	12,157
Total anticipated remuneration to the shareholders of Petrobras			2.52429783	32,535
Update by the SELIC interest rate (1)			0.04883729	629
Total anticipated dividends			2.57313512	33,164
(1) The amount of update by the SELIC interest rate on capital per share was calculated based on shares outstanding on December 31, 2025.

These anticipations were monetarily updated by the Selic rate, from the payment date until December 31, 2025, in the amount of R$ 629 (R$ 0.04883729 per preferred and common share in circulation), as provided for in the Bylaws, and will be deducted from the remuneration to be distributed to shareholders at the end of the 2025 fiscal year.

The interest on capital anticipated for the 2025 fiscal year resulted in a tax credit for income tax and social contribution of R$ 7,531. Withholding income tax (IRRF) of 15% was applied to the interest on capital, except for immune and exempt shareholders, as established in current legislation.

d)     Proposed dividends related to 2025 fiscal year

The proposed dividends, as recorded in the company's financial statements and subject to approval at the Annual General Meeting, is as follows:

	Parent Company
	2025	2024
Net income of the year attributable to the shareholders of Petrobras	110,129	36,606
Apropriation:
Tax incentive reserve	(815)	(790)
Adjusted net income	109,314	35,816

Minimum mandatory dividends:
25% of the adjusted net income	27,328	8,954
Additional dividends:
Additional dividends from the remaining portion of accumulated income	13,908	27,178
Additional dividends from the capital remuneration reserve	−	21,936
Additional dividends from the retained earnings reserve	−	15,838
Total of proposed dividends	41,236	73,906
Preferred shares (PN) - R$ 3.19936420 per share outstanding in 2025 (R$ 5.73413520 per share outstanding in 2024)	17,425	31,231
Common shares (ON) – R$ 3.19936420 per share outstanding in 2025 (R$ 5.73413520 per share outstanding in 2024)	23,811	42,675

The proposed dividend for the 2025 fiscal year, to be submitted for approval at the 2026 Annual General Meeting, totals R$ 41,236 (R$ 3.19936420 per preferred and common share outstanding). This includes the mandatory minimum dividend of R$ 27,328, equivalent to 25% of adjusted net income, plus additional dividends of R$ 13,908 from the remaining portion of accumulated income for the fiscal year. This proposal exceeds the priority of preferred shares and is consistent with the shareholder remuneration policy.

On November 27, 2025, the Law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, Supplementary Law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws will be effective as of January 1, 2026, and the Company is adopting the necessary measures to ensure compliance with this legislation.

On April 16, 2025, the Annual General Meeting approved the allocation of the 2024 fiscal year results, amounting to R$ 73,906 (R$ 5.73413520 per preferred and common share outstanding), which included the mandatory minimum dividend of R$ 8,954, equivalent to 25% of the adjusted net income, in addition to additional dividends of R$ 27,178 from the remaining portion of accumulated income for the year and R$ 37,774 from capital remuneration and retained earnings reserves.

e)     Dividends payable

As of December 31, 2025, dividends payable within current liabilities, amounting to R$ 11,415, net of withholding income taxes over interest on capital of R$ 742, relate to the anticipation of dividend approved by the Board of Directors on November 6, 2025, related to the third quarter of 2025. The first installment of these dividends was paid on February 20, 2026 and the second installment will be paid on March 20, 2026.

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	2025	2024
Changes on dividends payable
Initial balance	16,334	16,947
Addition by resolution of the Annual General Meeting	9,145	36,139
Addition by resolution of the Board of Directors (anticipations)	32,535	64,139
Payment	(45,205)	(100,305)
Monetary update	867	1,969
Transfers (unclaimed dividends)	(149)	(394)
Withholding tax on interest on capital and monetary update (1)	(2,112)	(2,161)
Final balance	11,415	16,334
(1) Includes withholding tax on interest on capital approved in 2024 of R$ 14 and in 2025 of R$ 2,011, in addition to withholding tax on monetary indexation of dividends paid in 2025 of R$ 87.

The proposed additional dividends of R$ 8,072 (see note 32.5.1), equivalent to R$ 0.62622908 per preferred and common share outstanding, are highlighted in shareholders’ equity as of December 31, 2025, until the shareholder remuneration proposal is approved by the Annual General Meeting in April 2026, at which time they will be recognized as a liability.

In fiscal year 2025, Petrobras made the following dividend disbursements:

Events	Date of payment	Deliberated value	Monetary indexation	Withholding income tax over monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2024 (1)	Feb-Mar/2025	16,320	370	(37)	(74)	16,579
Supplementary dividends for 2024	May-Jun/2025	9,145	497	(50)	(43)	9,549
Dividends and interest on capital for the 1st quarter of 2025 (2)	Aug-Sep/2025	11,009	−	−	(49)	10,960
Dividends and interest on capital for the 2nd quarter of 2025 (3)	Nov-Dec/2025	8,100	−	−	(35)	8,065
Residual payments of dividends from previous years	Jan-Dec/2025	−	−	−	52	52
Total		44,574	867	(87)	(149)	45,205
(1) Deliberated gross value of R$ 17,118, consisting of R$ 8,423 in dividends and R$ 8,695 in interest on capital, net of withholding tax on interest on capital of R$ 798 collected in 2025.
(2) Deliberated gross value of R$ 11,718, consisting of R$ 3,975 in dividends and R$ 7,743 in interest on capital, net of withholding tax on interest on capital of R$ 709 collected in 2025.
(3) Deliberated gross value of R$ 8,660, consisting of R$ 2,590 in dividends and R$ 6,070 in interest on capital, net of withholding tax on interest on capital of R$ 560 collected in 2025.

32.5.3   Unclaimed Dividends

As of December 31, 2025, the balance of dividends unclaimed by Petrobras shareholders amounts to R$ 1,029 (R$ 1,708 as of December 31, 2024), recorded in other current liabilities, as per note 22. The payment of these dividends was not made due to outstanding registration issues for which the shareholders were responsible with the bank that manages the company's shares.

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2025	Parent Company 2024
Changes in unclaimed dividends
Opening balance	1,708	1,630
Prescription	(828)	(316)
Transfers from dividends payable	149	394
Closing Balance	1,029	1,708

Since the company no longer has any obligation regarding the prescribed dividend amounts, the amount of R$ 828 was recorded as a contra-entry to the retained earnings account in shareholders’ equity.

The table below presents an expected prescription of unclaimed dividends if the registration issues are not resolved by Petrobras shareholders.

Parent Company 12.31.2025
Expectation of prescription of unclaimed dividends
2026	409
2027	427
2028	193
1,029

Accounting policy on distributions to shareholders

Interest on capital is a deductible expense, since it is part of the dividend for the year, as provided for in the Company’s bylaws, and accounted for in the statement of income, as required by tax legislation, resulting in a tax credit for income taxes recognized in the statement of income of the year.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

Dividends not claimed by Petrobras’ shareholders are transferred from dividends payable to other current liabilities. After 3 years from the date these dividends are made available to shareholders, they are reclassified from other current liabilities to equity within retained earnings, in accordance with Petrobras' bylaws.

32.6.	Earnings per share
	Consolidated and Parent Company
	2025	2024
Basic and diluted denominator – Net income attributable to the shareholders of Petrobras allocated equally between the share classes
Net income of the year
Common	63,591	21,120
Preferred	46,538	15,486
	110,129	36,606

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,456,530,746
	12,888,732,761	12,898,762,128

Basic and diluted net income per share (R$ per share)
Common	8.54	2.84
Preferred	8.54	2.84

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 32.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

33.	Financial risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

In its corporate risk management process, Petrobras maintains derivative financial instruments to hedge its exposures to market risks on certain occasions and designates certain U.S. dollar obligations and highly probable future exports as hedge accounting relationships to protect against exchange rate variations.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

33.1.	Statement of income and statement of comprehensive income

Statement of income

	Consolidated
	Gain/(Loss) recognized in the year
	2025	2024
Exchange rate risk
Cross currency Swap - CDI x US$ - 33.3.1 (b)	363	(533)
Other derivatives	(2)	1
Cash flow hedge on exports - 33.3.1 (a)	(12,043)	(16,246)
Interest rate risk
Swap - IPCA X CDI - 33.3.1 (b)	(72)	(426)
Recognized in Net finance income (expense)	(11,754)	(17,204)

Price risk (commodity derivatives)
Recognized in other income and expenses	117	217
Total	(11,637)	(16,987)

The effects on the statement of income of derivative financial instruments reflect outstanding transactions and transactions closed during the years.

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Statement of comprehensive income

	Consolidated
	Gain/(Loss) recognized in the year
	2025	2024
Hedge accounting
Cash flow hedge on exports - 33.3.1 (a)	56,872	(69,261)
Deferred income taxes	(19,337)	23,549
Total	37,535	(45,712)

33.2.	Statement of financial position

Assets and liabilities

	Consolidated
	12.31.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(134)	(624)
Closed derivatives transactions awaiting financial settlement	(26)	6
Recognized in Statements of Financial Position	(160)	(618)
Other assets (note 22)	563	181
Other liabilities (note 22)	(723)	(799)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2025, and represents its risk exposure:

		Consolidated
	Notional value		Fair value Asset position (liability)		Fair value hierarchy	Maturity
	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign Exchange risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(466)	(650)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(US$ 20)	(US$ 20)	(1)	1	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	3,008	3,008	293	108	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	(3,045)	(1,450)	39	(83)	Level 1	2026
Options - Long put/ Soybean oil (3)	(4)	−	1	−	Level 2	2026
Total open derivative transactions			(134)	(624)
(1) Values in US$ (dollars) represent millions of the respective currencies.
(2) Notional value in thousand bbl.
(3) Notional value in thousand tons (operations of the subsidiary PBIO).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

	Consolidated Guarantees given as collateral
	12.31.2025	12.31.2024
Commodity derivatives	278	426

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Equity

	Consolidated
	Cumulative losses in other comprehensive income (shareholders’ equity)
	12.31.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - 33.3.1 (a)	(41,222)	(98,094)
Deferred income taxes	14,015	33,353
Total	(27,207)	(64,741)

33.3.	Market risks
33.3.1.	Foreign exchange risk management

By managing its foreign exchange risk, the Company takes into account the cash flows derived from its operations as a whole. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as high probable future transactions, monetary items and firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in U.S. dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 33.4.1(a).

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 33.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a) Cash Flow Hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.5024 exchange rate are set out below:

113

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

				Present value of hedging instrument notional value at 12.31.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2026 to dec/2035	72,080	396,615

Movement of the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	34,537	192,239
Exports affecting the statement of income	(14,732)	(82,271)
Amortization of the indebtedness	(13,625)	(75,867)
Foreign exchange variation	−	(45,559)
Amounts designated as of December 31, 2025	72,080	396,615
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2025	93,553	514,768

.

In the year ended on December 31, 2025, a foreign exchange gain of R$ 730 was recognized referring to the ineffectiveness in the exchange variation line (loss of R$ 1,154 in the same period in 2024).

Future exports designated as hedged in cash flow hedge relationships represent, on average, 73.2% of highly probable future exports.

A roll-forward schedule of cumulative foreign exchange variation recognized in shareholders’ equity to be realized by future exports is set out below:

	2025	2024
Opening balance	(98,094)	(28,833)
Recognized in shareholders’ equity	44,829	(85,507)
Reclassified to the statement of income - occurred exports	12,043	16,246
Other comprehensive income (loss)	56,872	(69,261)
Closing balance	(41,222)	(98,094)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of December 31, 2025, is set out below:

114

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	2026	2027	2028	2029	2030	2031 onwards	Consolidated Total
Expected realization	(11,345)	(11,657)	(7,991)	(6,864)	(1,681)	(1,684)	(41,222)

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future exports revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations and lease liability (non-derivative financial instruments) have been designated as hedging instruments.

The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in U.S. dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in equity, within other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settles, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Gains or losses relating to the ineffective portion are immediately recognized in finance income (expense). Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value.

b) Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

115

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 537 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Consolidated Reasonably Possible scenario
SWAP CDI x USD	(64)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 0.04% appreciation of the real;
•	euro x U.S. dollar - a 2.07% appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.23% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 0.89% appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the year against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

116

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Risk	Financial Instruments	Exposure in US$ million	Exposure in R$	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,992	27,470	(12)	5.494
	Liabilities	(119,307)	(656,473)	286	(131.295)
	Exchange rate - Cross currency swap	(488)	(2,687)	1	(537)
	Cash flow hedge on exports	72,080	396,615	(173)	79.323
	Total	(42,723)	(235,075)	102	(47.015)
Euro/Dollar	Assets	1,256	6,912	143	1.382
	Liabilities	(1,729)	(9,512)	(197)	(1.903)
	Total	(473)	(2,600)	(54)	(521)
Pound/Dollar	Assets	1,008	5,544	13	1.109
	Liabilities	(1,985)	(10,924)	(26)	(2.185)
	Total	(977)	(5,380)	(13)	(1.076)
Renminbi /Dollar	Assets	1	7	−	1
	Liabilities	(499)	(2,743)	(24)	(549)
	Total	(498)	(2,736)	(24)	(548)
Others (1)	Assets	4	21	−	4
	Liabilities	(50)	(274)	(3)	(55)
	Total	(46)	(253)	(3)	(51)
Total at December 31, 2025		(44.717)	(246,044)	8	(49,211)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

33.3.2. Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Consolidated

Risk	Operations	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(935)
Soybean oil - price changes	Options	−	(2)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(10)
		−	(947)

The positions with commodity derivatives are presented in note 33.2.

33.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of December 31, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

117

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Risk	Probable Scenario	Reasonably Possible Scenario
CDI	3,377	4,727
SOFR 3M (1)	513	683
SOFR 6M (1)	351	413
SOFR O/N (1)	242	339
IPCA	620	869
TJLP	318	445
LPR 12M (2)	85	118
TR	25	35
	5,531	7,629
(1) Represents the Secured Overnight Funding Rate.
(2) Loan Prime Rate.
33.4.	Liquidity risk management

The possibility of insufficient cash to meet obligations on schedule is routinely managed by the company. Liquidity risk is also mitigated by defining benchmarks for cash and financial investment management and by periodically analyzing the risks of projected cash flow, quantifying its main risk factors through Monte Carlo simulations, such as oil prices, exchange rates, international gasoline and diesel prices, among others. In this way, it is possible to assess the need for financial resources to ensure operational continuity and the execution of the Business Plan.

In this context, Petrobras' consolidated and individual financial statements, even if they show negative net working capital, do not compromise its liquidity.

Additionally, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 30.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, redemptions of securities and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

The expected cash flows related to indebtedness are presented in notes 30.4 and 31, financing and lease liabilities, respectively, in addition to notes 19.3.4 and 21, which present the post-employment benefit flows and abandonment liability.

33.5.	Credit risk management

The credit risk management policy aims to minimize the possibility of non-receipt of sales made and amounts invested, deposited, or guaranteed by financial institutions and counterparties, through analysis, granting, and management of credits, using quantitative and qualitative parameters appropriate to each of the market segments in which it operates.

As of December 31, 2025, the financial assets of cash and cash equivalents and financial investments are not overdue and have no evidence of material credit losses. These assets have equivalent fair values that do not differ significantly from their carrying amounts.

The effect of credit risk assessments on accounts receivable from customers is available in explanatory notes 14.2 and 14.3, which present the expected credit losses.

The credit risk management policy aims to minimize the possibility of non-payment for sales made and amounts invested, deposited, or guaranteed by financial institutions and counterparties, through analysis, granting, and management of credits, using quantitative and qualitative parameters appropriate to each of the market segments in which it operates.

The commercial credit portfolio is quite diversified among clients in the country's domestic market and foreign markets.

Credit granted to financial institutions is used for accepting guarantees, investing cash surpluses, and defining counterparties in derivative transactions, being distributed among the main international banks classified as "investment grade" by the main international risk rating agencies and Brazilian banks with a minimum risk rating of brA-/A3.br/A-(bra).

118

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

33.5.1.	Credit quality of financial assets

a)   Cash and cash equivalents and financial investments

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

Consolidated

	Cash and cash equivalents		Financial investments
	2025	2024	2025	2024
Investment grade – global rating	8,023	8,752	10,788	11,609
AA	1,860	1,950	10,618	5,422
A	6,124	6,800	170	6,187
BBB	39	2	−	−
Other ratings abroad	19,924	1,331	10	6,355
Investment grade - local rating	7,651	10,163	4,215	12,038
AAA.br	7,651	10,163	4,215	12,038
Other ratings in Brazil	10	8	1	−
	35,608	20,254	15,014	30,002

As of December 31, 2025, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

These financial assets, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

b)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

More information on the effect of this risk assessment is available in notes 14.2 and 14.3, which present the provision for expected credit losses and the respective accounting policy.

34.	Related-party transactions

The Company has a related-party transactions policy, which is revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

The Statutory Audit Committee (CAE) must approve in advance transactions between the Company and: i) the Brazilian Federal Government, including its agencies or similar bodies; ii) Petros Foundation; iii) Petrobras Health Association; iv) entities controlled by Petrobras in which there is a participation in the share capital of the controlled company by the Brazilian Federal Government, its Entities, or any authority of a public entity to which Petrobras is linked, or by individuals connected to it; v) Petrobras’ associated entities (including entities controlled by its associates); and vi) entities controlled by key management personnel or by their close family members, taking into account the materiality established by this policy.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

119

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

120

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.1.	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2025			12.31.2024
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables (note 14.1)	15,592	924	16,516	30,476	1,238	31,714
Trade and other receivables, mainly from sales	15,398	−	15,398	30,075	100	30,175
Dividends receivable	160	−	160	363	−	363
Amounts related to construction of natural gas pipeline	−	698	698	−	887	887
Other operations	34	226	260	38	251	289
Advances to suppliers	86	1,377	1,463	133	1,409	1,542
Total	15,678	2,301	17,979	30,609	2,647	33,256
Liabilities
Lease liabilities (1)	(1,271)	(641)	(1,912)	(2,464)	(1,748)	(4,212)
Loan operations	(9,461)	(156,992)	(166,453)	(763)	(111,782)	(112,545)
Prepayment of exports	(90,471)	(154,263)	(244,734)	(57,300)	(288,871)	(346,171)
Accounts payable to suppliers (note 17)	(9,297)	−	(9,297)	(9,461)	−	(9,461)
Purchases of crude oil, oil products and others	(8,579)	−	(8,579)	(8,463)	−	(8,463)
Affreightment of platforms	(204)	−	(204)	(333)	−	(333)
Advances from customers	(514)	−	(514)	(616)	−	(616)
Others	−	−	−	(49)	−	(49)
Total	(110,500)	(311,896)	(422,396)	(69,988)	(402,401)	(472,389)
(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16/ CPC 06 (R2) - Leases.
				2025		2024
Profit or Loss
Revenues, mainly sales revenues				142,819		127,604
Foreign exchange and inflation indexation charges, net (2)				19,021		(55,123)
Financial income (expenses), net (2)				(32,822)		(29,208)
Total – Revenues (Expenses)				129,018		43,273
(2) Includes the amounts of R$116 of active exchange rate variation and R$322 of financial expense related to lease and sublease operations required by IFRS 16 / CPC 06 (R2) (R$279 of passive exchange rate variation and R$482 of financial expense in 2024).

34.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2025			12.31.2024	12.31.2025			12.31.2024
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	14,674	1,587	16,261	30,893	(106,380)	(311,255)	(417,635)	(465,577)
Transpetro	330	16	346	666	(2,807)	(196)	(3,003)	(4,964)
Thermoelectric plants	2	−	2	11	(311)	(258)	(569)	(602)
Real estate investment fund	4	−	4	5	(115)	(187)	(302)	(422)
Petrobras Health Association (APS)	68	−	68	117	(439)	−	(439)	(468)
Other subsidiaries and joint ventures	406	698	1,104	1,165	(296)	−	(296)	(322)
	15,484	2,301	17,785	32,857	(110,348)	(311,896)	(422,244)	(472,355)
Associates and joint ventures
Petrochemical companies	154	−	154	389	(152)	−	(152)	(8)
Other associates and joint ventures	40	−	40	10	−	−	−	(26)
	194	−	194	399	(152)	−	(152)	(34)
Total	15,678	2,301	17,979	33,256	(110,500)	(311,896)	(422,396)	(472,389)

121

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.3.	Result of commercial transactions with companies of the Petrobras’ group (parent company)
	2025	2024
Controlled entities and joint ventures
PIB BV	116,143	26,944
Transpetro	2,714	2,436
Thermoelectric plants	(72)	(77)
Real estate investment fund	(46)	(56)
Health Petrobras Association (APS)	−	3
Other controlled entities and joint ventures	(6,541)	(4,791)
	112,198	24,459
Associates and joint ventures
Companies from the petrochemical sector	15,913	18,127
Other associates and joint ventures	907	687
	16,820	18,814
Total	129,018	43,273

34.4.	Annual rates for loans operations
	Parent Company
		Liability
	12.31.2025	12.31.2024
From 5.01 to 6%	(7,579)	−
From 6.01 to 7%	(3,136)	−
From 7.01 to 8%	(80,309)	(42,676)
From 8.01 to 9%	(75,429)	(69,869)
Total	(166,453)	(112,545)

34.5.	Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Performed and non-performed credit rights assignments are recorded as financing in current and non-current liabilities.

	Parent Company
	12.31.2025	12.31.2024
Net accounts receivables (note 14.1)	54,686	82,951
Assignment of receivables (note 30.1)	(58,746)	(85,021)

	2025	2024

Finance income FIDC-NP	7,332	6,195
Finance expense FIDC-NP	(7,247)	(5,332)
Net finance income (expense)	85	863
34.6.	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial operations carried out by these subsidiaries and guaranteed by Petrobras show the following balances to be settled on December 31, 2025:

122

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

			12.31.2025	12.31.2024
Maturity date	PGF (1)	PGT (2)	Total	Total
2025	−	−	−	4,644
2026	−	396	396	3,160
2027	3,687	6,053	9,740	11,889
2028	6,530	−	6,530	7,498
2029	4,886	3,182	8,068	9,913
2030	7,883	6,262	14,145	2,674
2031 and thereafter	55,341	2,982	58,323	59,354
Total	78,327	18,875	97,202	99,132
(1) Petrobras Global Finance B.V., subsidiary of PIB BV.
(2) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2025 is R$ 4,594 (US$ 835 million), and on December 31, 2024 was R$ 10,342 (US$ 1,670 million).

34.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
	12.31.2025	12.31.2024
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies	184	152	401	8
Other associates and joint ventures	238	149	325	90
Subtotal	422	301	726	98
Brazilian government
Government bonds	3,037	−	6,898	−
Banks controlled by the Brazilian Government	88,187	20,855	74,496	16,563
Brazilian Federal Government (1)	−	4,915	−	6,476
Pré-Sal Petróleo S.A. – PPSA	−	639	−	490
Others	1,001	938	1,454	529
Subtotal	92,225	27,347	82,848	24,058
Pension plans	275	1,704	272	1,450
Total	92,922	29,352	83,846	25,606
Current assets	10,435	7,993	9,639	8,557
Non-current assets	82,487	21,359	74,207	17,049

(1) Includes amounts of leases.

The effect on the result of significant transactions is shown below:

123

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2025	2024
Joint ventures and associates
Petrochemical companies	16,961	18,906
Other associates and joint ventures	225	262
Subtotal	17,186	19,168
Government entities
Government bonds	288	773
Banks controlled by the Brazilian Government	(527)	(10)
Brazilian Federal Government	(238)	(566)
Pré-Sal Petróleo S.A. – PPSA	(2,298)	(3,367)
Others	(2,669)	(1,379)
Subtotal	(5,444)	(4,549)
Petros	(101)	(99)
Total – Income (Expense)	11,641	14,520

Revenues, mainly sales revenues	17,076	19,063
Purchases and services	−	79
Operating income (expenses)	(4,966)	(4,867)
Foreign exchange and inflation indexation charges, net	339	(524)
Finance income (expenses), net	(808)	769
Total – Revenues (Expenses)	11,641	14,520

Liabilities with pension plans for the company's employees managed by Petros Foundation, which include debt instruments, are presented in note 19.

34.8.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) in December 2025 and December 2024 were:

	Parent Company (in Reais)
Compensation of employees	2025	2024
Lowest compensation	5,150	4,458
Average compensation	27,189	25,908
Highest compensation	116,622	110,931

Number of employees	43,199	41,778

The annual compensation of Executive Officers, including variable compensation, for the years 2025 and 2024 were:

	Parent Company (in Reais)
Compensation of the director of Petrobras (includes variable compensation)	2025	2024
Lowest compensation (1)	2,392,594	2,436,930
Average compensation (2)	3,310,629	3,317,995
Highest compensation (3)	3,027,442	3,035,923

(1) Corresponds to the lowest annual compensation according to the Annual Circular Letter CVM/SEP of February 27, 2025, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) Corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (8.92), according to the Annual Circular Letter CVM/SEP of February 27, 2025.
(3) Corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of February 27, 2025.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

124

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Parent Company

	2025			2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	17.1	1.6	18.7	16.7	1.3	18.0
Social security and other employee-related taxes	4.6	0.3	4.9	4.5	0.3	4.8
Post-employment benefits (pension plan)	1.4	−	1.4	1.1	−	1.1
Variable compensation	15.3	−	15.3	14.5	−	14.5
Benefits due to termination of tenure	0.9	−	0.9	2.3	−	2.3
Total compensation recognized in the statement of income	39.3	1.9	41.2	39.1	1.6	40.7
Total compensation paid (1)	34.1	1.9	36.0	34.4	1.6	36.0
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	8.92	9.00	17.92	9.00	8.00	17.00

(1)    It includes variable compensation for Executive Officers relating to previous periods.

In 2025, consolidated expenses related to total compensation of the board members and executive officers of Petrobras amounted to R$ 93.60 (R$ 75.42 in 2024).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Members of the Board of Directors who participate in the Statutory Audit Committees waive their remuneration as Board Members, as established in Article 38, § 8, of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1.34 in the fiscal year 2025 (R$ 1.58, considering social charges). In the fiscal year 2024, the accumulated remuneration for the period was R$ 2.29 (R$ 2.72, considering social charges).

On April 16, 2025, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 47.57 as the overall limit for remuneration to be paid in the period between April 2025 and March 2026 (R$ 43.21 in the period between April 2024 and March 2025, set on April 25, 2024).

The average annual remuneration of the members of Petrobras' Fiscal Council in fiscal year 2025 was R$ 169 thousand (R$ 203 thousand, considering social charges). In fiscal year 2024, the average annual remuneration was R$ 167 thousand (R$ 200 thousand, considering social charges).

The variable remuneration program for members of the Executive Board is conditional upon meeting prerequisites and performance indicators. The variable compensation to be paid changes according to the percentage of goal achievement, and its payment is deferred in 4 annual installments.

As of December 31, 2025, the company provisioned R$ 15.3 for the Performance Bonus Program – PPP 2025 for members of the Executive Board (R$ 14.5 as of December 31, 2024).

Exemption from damage (indemnity)

Since 2002, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

125

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Indemnity Commitment	Date of approval	Expiration at Ordinary General Meeting of	Maximum exposure
1st Commitment	12/18/2018	2020	1,955
2nd Commitment	03/25/2020	2022	1,521
3rd Commitment	03/30/2022	2024	950
4th Commitment	03/27/2024	2026	997

The term of coverage provided for in the Commitment begins from the date of signature until the occurrence of the following events, whichever comes last: (i) the end of the fifth year following the date on which the beneficiary leave, for any reason, to exercise the mandate or function/position; (ii) the course of the time required in transit of any Process in which the Beneficiary is partly due to the practice of Regular Management Act; or (iii) the course of the limitation period according to law to events that can generate the obligations of indemnification by the Company, including, but not limited to, the criminal statute applicable deadline, even if such period is applied by administrative authorities or at any time when there is an indemnifiable event based on an imprescriptible fact.

Indemnity agreements shall not cover: (i) acts covered under Directors and Officers (D&O) insurance policy purchased by the Company, as formally recognized and implemented by the insurance Company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries, observing the principle of presumed innocence; (iv) self-interested acts or in favor of third parties that damage the Company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (vi) there is a charge for amounts erroneously paid to members and former members of the Board of Executive Officers compensated by variable remuneration linked to financial results, when rectifying the financial statements, in accordance with the Clawback rules applied by the Securities and Exchange Commission (SEC); or (vii) where a manifest conflict of interest with the Company is established.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision concluding that an act was committed intentionally or with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming such amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

126

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

35.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2025	2024	2025	2024
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	7,704	6,899	7,178	6,420
Transactions not involving cash
Purchase of property, plant and equipment on credit	2,409	6,212	2,409	6,212
Lease	74,614	56,222	74,733	58,700
Provision (reversal) for decommissioning costs	(367)	38,902	(420)	38,879
Use of tax credits and judicial deposit for the payment of contingency	3,312	1,412	3,255	1,133
Exports prepaid	−	−	89,798	7,212
Earnout of Atapu and Sépia fields	1,302	1,482	1,302	1,482
35.1.	Reconciliation of depreciation with the Statement of Cash Flows
	Consolidated		Parent Company
	2025	2024	2025	2024
Depreciation of Property, plant and equipment and depletion	102,395	80,452	105,608	83,074
Amortization of Intangible assets	852	723	817	691
	103,247	81,175	106,425	83,765
Depreciation of right of use - recovery of PIS/COFINS	(987)	(920)	(1,111)	(1,011)
Capitalized depreciation	(17,872)	(13,222)	(17,872)	(13,222)
Depreciation, Depletion and Amortization on the Statement of Cash Flows and on the Statement of Added Value	84,388	67,033	87,442	69,532

36.	Subsequent events

Contingent Payments Received (earnout)

In January 2026, the Company received installments of contingent payments (earnout) from the partners of the Sépia and Atapu blocks, relating to 2025, in the amount of R$ 1,650. For more information, see note 29.

127

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas of Financial Accounting Standards Board (FASB), this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2025, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America, and  South Africa and São Tomé and Príncipe, in Africa. The equity-accounted investments are comprised of the operations of the joint venture Company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy") has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, South Africa and São Tomé and Príncipe our activities are exploratory, and therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for exploration and development costs of crude oil and natural gas. In addition, notes 23 and 24 present the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	Africa	Others	Total
December 31, 2025
Unproved oil and gas properties	21,272	1,142	100	−	1,242	22,514	−
Proved oil and gas properties	487,238	1,749	−	−	1,749	488,987	4,195
Support Equipment	699,294	3,277	14	5	3,296	702,590	−
Gross Capitalized costs	1,207,804	6,168	114	5	6,287	1,214,091	4,195
Depreciation, depletion and amortization	(419,575)	(3,920)	−	(5)	(3,925)	(423,500)	(2,238)
Net capitalized costs	788,229	2,248	114	−	2,362	790,591	1,957
December 31, 2024
Unproved oil and gas properties	18,105	993	−	−	993	19,098	−
Proved oil and gas properties	464,968	1,756	−	−	1,756	466,724	4,030
Support Equipment	588,719	4,496	−	5	4,501	593,220	−
Gross Capitalized costs	1,071,792	7,245	−	5	7,250	1,079,042	4,030
Depreciation, depletion and amortization	(358,782)	(5,049)	−	(5)	(5,054)	(363,836)	(2,043)
Net capitalized costs	713,010	2,196	−	−	2,196	715,206	1,987
December 31, 2023
Unproved oil and gas properties	18,223	295	−	−	295	18,518	−
Proved oil and gas properties	398,906	1,176	−	−	1,176	400,082	2,938
Support Equipment	500,032	3,670	−	4	3,674	503,706	−
Gross Capitalized costs	917,161	5,141	−	4	5,145	922,306	2,938
Depreciation, depletion and amortization	(305,017)	(3,928)	−	(4)	(3,932)	(308,949)	(1,401)
Net capitalized costs	612,144	1,213	−	−	1,213	613,357	1,537

128

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated					Equity Method Investees
	Brazil	Abroad			Total
		South America	Africa	Total
December 31, 2025
Acquisition costs:
Proved	1,130	−	−	−	1,130	−
Unproved	139	−	102	102	241	−
Exploration costs	9,165	1,057	−	1,057	10,222	−
Development costs	93,217	59	−	59	93,276	182
Total	103,651	1,116	−	1,218	104,869	182
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	116	−	−	−	116	−
Exploration costs	4,652	658	−	658	5,310	−
Development costs	78,085	181	−	181	78,266	73
Total	82,853	839	−	839	83,692	73
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−	−
Unproved	729	−	−	−	729	−
Exploration costs	5,401	58	−	58	5,459	50
Development costs	54,391	266	−	266	54,657	185
Total	60,521	324	−	324	60,845	235

c)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2025, 2024 and 2023 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the RT&M and G&LCE segments, respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 of FASB – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

129

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2025
Net operation revenues:
Sales to third parties	635	632	−	22	654	1,289	794
Intersegment	331,524	−	−	−	−	331,524	−
	332,159	632	−	22	654	332,813	794
Production costs	(90,829)	(303)	−	(16)	(319)	(91,148)	(206)
Exploration expenses	(6,132)	(626)	−	−	(626)	(6,758)	−
Depreciation, depletion and amortization	(65,004)	(237)	−	−	(237)	(65,241)	(228)
Impairment of oil and gas properties	(10,115)	6	−	−	6	(10,109)	−
Other operating expenses	(14,076)	(50)	314	(20)	244	(13,832)	(38)
Results before income tax expenses	146,003	(578)	314	(14)	(278)	145,725	322
Income tax expenses	(49,755)	196	5	7	208	(49,547)	−
Results of operations (excluding corporate overhead and interest costs)	96,248	(382)	319	(7)	(70)	96,178	322
December 31, 2024
Net operation revenues:
Sales to third parties	934	714	−	−	714	1,648	906
Intersegment	323,287	(1)	−	−	(1)	323,286	−
	324,220	714	−	−	714	324,934	906
Production costs	(83,348)	(313)	−	−	(313)	(83,661)	(269)
Exploration expenses	(4,928)	(69)	−	−	(69)	(4,997)	−
Depreciation, depletion and amortization	(49,659)	(240)	−	−	(240)	(49,899)	(190)
Impairment of oil and gas properties	(7,561)	(25)	−	−	(25)	(7,586)	−
Other operating expenses	(31,441)	(27)	371	(8)	336	(31,105)	(50)
Results before income tax expenses	147,282	41	371	(8)	404	147,686	397
Income tax expenses	(50,216)	(47)	30	20	3	(50,213)	−
Results of operations (excluding corporate overhead and interest costs)	97,066	(6)	401	12	407	97,473	397
December 31, 2023
Net operation revenues:
Sales to third parties	3,178	681	−	−	681	3,859	793
Intersegment	330,073	2	−	−	2	330,075	−
	333,251	683	−	−	683	333,934	793
Production costs	(84,634)	(314)	−	−	(314)	(84,948)	(179)
Exploration expenses	(4,887)	(5)	−	−	(5)	(4,892)	−
Depreciation, depletion and amortization	(50,759)	(223)	−	−	(223)	(50,982)	(132)
Impairment of oil and gas properties	(10,301)	−	−	−	−	(10,301)	(367)
Other operating expenses	(12,271)	(75)	(41)	(6)	(122)	(12,393)	(122)
Results before income tax expenses	170,399	66	(41)	(6)	19	170,418	(7)
Income tax expenses	(57,941)	(22)	15	6	(1)	(57,942)	−
Results of operations (excluding corporate overhead and interest costs)	112,458	44	(26)	−	18	112,476	(7)

130

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

d)	Reserve quantities information

As presented in note 4.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or there must be reasonable certainty that the project will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2025, 2024 and 2023 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

Proved reserves for which substantial new investments in additional wells and related facilities will be required are named proved undeveloped reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

131

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2025	9,634	2	−	9,636	13	9,649
Extensions and discoveries	−	2	−	2	2	4
Revisions of previous estimates	1,317	1	−	1,317	3	1,320
Production for the year	(843)	−	−	(843)	(2)	(845)
Reserves at December 31, 2025	10,108	4	−	10,112	16	10,128
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
(*) Apparent differences in the sum of installments are the result of rounding.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2025	9,582	168	−	9,750	2	9,752
Extensions and discoveries	−	43	−	43	−	43
Revisions of previous estimates	2,023	(2)	−	2,021	−	2,021
Production for the year	(660)	(17)	−	(677)	(1)	(677)
Reserves at December 31, 2025	10,945	192		11,137	2	11,139
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	−	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
(*) Apparent differences in the sum of installments are the result of rounding

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 32% of our total proved reserves of natural gas as of December 31, 2025.

The tables below summarize information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2025, 2024 and 2023:

132

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2025	11,341	32	−	11,372	14	11,386
Extensions and discoveries	−	9	−	9	2	11
Revisions of previous estimates	1,677	−	−	1,677	3	1,680
Production for the year	(960)	(3)	−	(964)	(2)	(966)
Reserves at December 31, 2025	12,057	38	−	12,095	16	12,112
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	−	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
(*) Apparent differences in the sum of installments are the result of rounding.

In 2025, the Company incorporated 1,680 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,138 million boe due to the performance of assets, mainly in Búzios, Tupi, Itapu and Mero fields in Santos Basin, and other revisions; and

(ii) addition of 542 million boe, due to the progress in the development of Budião, Budião Noroeste and Budião Sudeste fields in the deep waters of Sergipe-Alagoas Basin, and to new wells mainly in Búzios, Tupi, Marlim Sul and Jubarte fields in Santos and Campos basins.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 12,112 million boe in 2025, considering the variations above and the reduction in 2025 production of 966 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

In 2024, the Company incorporated 1,330 million boe of proved reserves by revising previous estimates, including:

(i) addition of 883 million boe due to new projects, mainly in Atapu and Sépia fields and in other fields in Santos, Campos and Solimões basins; and

(ii) addition of 447 million boe, due to the good performance of assets, mainly in Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin, and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

The Company's total proved reserve resulted in 11,386 million boe in 2024, considering the variations above and the reduction in 2024 production of 865 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

133

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

In 2023, the Company incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin; and

(ii) addition of 170 million boe due to new projects and other revisions.

The Company did not have relevant changes related to the variation in the oil price.

In addition, the Company incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

The Company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction in 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2025
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	5,394	5,280	6,334
South America, outside Brazil (1)	1	63	12
Total Consolidated Entities	5,395	5,343	6,346
Equity Method Investees
North America (1)	14	2	14
Total Equity Method Investees	14	2	14
Total developed Consolidated and Equity Method Investees	5,409	5,345	6,361
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,714	5,665	5,723
South America, outside Brazil (1)	3	129	26
Total Consolidated Entities	4,717	5,794	5,749
Equity Method Investees
North America (1)	2	−	2
Total Equity Method Investees	2	−	2
Total undeveloped Consolidated and Equity Method Investees	4,719	5,794	5,751
Total proved reserves (developed and undeveloped)	10,128	11,139	12,112
(1) South American oil reserves include 18% natural gas liquids in developed reserves and 12% in undeveloped reserves. North American oil reserves include 9% natural gas liquids in developed reserves and 0% in undeveloped reserves.
(*) Apparent differences in the sums are due to rounding.

134

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	−
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
(1) South American oil reserves include 24% natural gas liquids in developed reserves and 24% in undeveloped reserves. North American oil reserves include 14% natural gas liquids in developed reserves and 17% in undeveloped reserves.
(*) Apparent differences in the sums are due to rounding.

	2023
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	5,522	5,694
South America, outside Brazil (1)	1	92	17
Total Consolidated Entities	4,711	5,614	5,711
Equity Method Investees
North America (1)	14	6	15
Total Equity Method Investees	14	6	15
Total developed Consolidated and Equity Method Investees	4,726	5,620	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	3,814	5,179
South America, outside Brazil (1)	1	70	13
Total Consolidated Entities	4,501	3,884	5,193
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,503	3,885	5,194
Total proved reserves (developed and undeveloped)	9,228	9,504	10,921
(1) South American oil reserves include 25% of natural gas liquids in developed reserves and 26% in undeveloped reserves. North American oil reserves include 6% natural gas liquids in developed reserves and 7% in undeveloped reserves.
(*) Apparent differences in the sums are due to rounding.
In 2023 the company standardized the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

135

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Estimates of future cash inflows from production are calculated by applying the average price over the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless prices are defined by contractual agreements, excluding indexers based on future conditions. Variations in future prices are limited to variations projected in existing contracts at the end of each fiscal year. Future development and production costs correspond to the estimated future expenditures necessary to develop and extract the estimated proven reserves at the end of the fiscal year, including abandonment costs, based on cost indications at the end of the fiscal year, assuming the continuity of economic conditions at the end of the fiscal year. The estimate of future income tax is calculated using the official tax rates in effect at the end of the fiscal year. In Brazil, future social security contributions are included in conjunction with income tax. The amounts presented as future income tax expenses include permitted deductions, to which the official tax rates apply. Net discounted future cash flows are calculated using discount factors of 10%, applied at mid-year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be drawn, year by year.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

The information regarding the standardized measurement of discounted future net cash flows is originally presented in US dollars on SEC Form 20-F and has been converted to Brazilian reais for presentation in these financial statements. Therefore, to maintain consistency with the criteria used in measuring estimates of future cash inflows, as described previously, the exchange rate used for conversion for each period is derived from the average US dollar exchange rate during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the exchange rate on the first day of each month within that period. The exchange rate variations resulting from this conversion are shown as accumulated translation adjustments in the cash flow schedules, as follows:

136

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2025
Future cash inflows	4,155,816	4,255	4,160,071	5,692
Future production costs	(1,694,340)	(2,467)	(1,696,807)	(651)
Future development costs	(446,144)	(1,207)	(447,351)	(151)
Future income tax expenses	(721,106)	(211)	(721,317)	−
Undiscounted future net cash flows	1,294,226	370	1,294,596	4,889
10 percent midyear annual discount for timing of estimated cash flows (1)	(601,978)	(145)	(602,123)	(1,706)
Standardized measure of discounted future net cash flows	692,248	225	692,473	3,183
December 31, 2024
Future cash inflows	4,299,432	3,111	4,302,543	5,051
Future production costs	(1,632,483)	(1,803)	(1,634,286)	(745)
Future development costs	(401,447)	(576)	(402,023)	(184)
Future income tax expenses	(805,191)	(314)	(805,505)	−
Undiscounted future net cash flows	1,460,311	418	1,460,729	4,121
10 percent midyear annual discount for timing of estimated cash flows (1)	(690,246)	(164)	(690,410)	(1,406)
Standardized measure of discounted future net cash flows	770,065	254	770,319	2,716
December 31, 2023
Future cash inflows	4,102,959	3,256	4,106,215	6,075
Future production costs	(1,746,413)	(1,773)	(1,748,186)	(958)
Future development costs	(321,063)	(568)	(321,631)	(64)
Future income tax expenses	(704,872)	(218)	(705,090)	−
Undiscounted future net cash flows	1,330,611	697	1,331,308	5,054
10 percent midyear annual discount for timing of estimated cash flows (1)	(601,934)	(230)	(602,164)	(1,595)
Standardized measure of discounted future net cash flows	728,677	466	729,143	3,459
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rounding.

137

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2025	770,065	254	770,319	2,716
Sales and transfers of oil and gas, net of production cost	(241,326)	(249)	(241,575)	(584)
Development cost incurred	93,217	59	93,276	182
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	345	345	347
Revisions of previous quantity estimates	196,507	(13)	196,494	518
Net change in prices, transfer prices and in production costs	(206,856)	79	(206,777)	(69)
Changes in estimated future development costs	(100,656)	(400)	(101,056)	(11)
Accretion of discount	77,007	57	77,063	274
Net change in income taxes	65,038	112	65,150	−
Other – unspecified	−	(31)	(31)	(316)
Cumulative translation adjustment	39,252	12	39,264	126
Balance at December 31, 2025	692,247	225	692,472	3,183
Balance at January 1, 2024	728,677	466	729,143	3,459
Sales and transfers of oil and gas, net of production cost	(240,873)	(279)	(241,152)	(641)
Development cost incurred	78,085	181	78,266	73
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	37	37	10
Revisions of previous quantity estimates	175,135	142	175,277	(166)
Net change in prices, transfer prices and in production costs	54,907	(223)	54,684	(384)
Changes in estimated future development costs	(127,513)	(95)	(127,608)	(34)
Accretion of discount	72,868	68	72,936	320
Net change in income taxes	(26,030)	(93)	(26,123)	−
Other – unspecified	−	14	14	(172)
Cumulative translation adjustment	54,809	34	54,843	250
Balance at December 31, 2024	770,065	254	770,319	2,716
Balance at January 1, 2023	985,969	724	986,693	4,565
Sales and transfers of oil and gas, net of production cost	(248,617)	(270)	(248,888)	(617)
Development cost incurred	54,392	266	54,657	185
Net change due to purchases and sales of minerals in place	(19,498)	−	(19,498)	−
Net change due to extensions, discoveries and improved recovery, less related costs	29,331	93	29,424	56
Revisions of previous quantity estimates	158,304	16	158,320	412
Net change in prices, transfer prices and in production costs	(319,989)	(484)	(320,473)	(1,005)
Changes in estimated future development costs	(82,161)	(134)	(82,295)	(84)
Accretion of discount	98,597	102	98,699	341
Net change in income taxes	103,203	150	103,353	−
Other – unspecified	−	23	23	(266)
Cumulative translation adjustment	(30,854)	(20)	(30,873)	(128)
Balance at December 31, 2023	728,677	466	729,143	3,459
Apparent differences in the sum of the numbers are due to rounding.

138

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In compliance with the requirements for disclosing data on activities that, in compliance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in force in 2025:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The Program, established by Decree No. 3,371, of February 24, 2000, aimed at the implementation of thermoelectric plants. The plants that are part of this Program, as long as they had started in effective commercial operation by December 31, 2004, are entitled to the supply of natural gas by Petrobras for a period of up to 20 years, counted from the beginning of commercial operation, with a price pre-established and readjusted by American inflation.

Our performance in the PPT was based on fulfilling the natural gas supply agreements signed with the thermoelectric plants that are part of the program. The last agreement in effect under the program ended on December 8, 2024. In 2025, there was an adjustment due to exchange rate fluctuations related to the last months of 2024, which generated a negative impact on the result of R$ 1.5.

II– CONPET - National Program for Rationalization of the Use of Oil and Natural Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural)

The Program, established by Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Petrobras also participates in the Brazilian Vehicle Labeling Program (PBEV), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to stimulate the production and use of gas-powered appliances and more efficient vehicles. No funds were allocated to CONPET by Petrobras in 2025.

139

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

PETROBRAS

Financial Statements as of December 31, 2025

BOARD OF DIRECTORS

BRUNO MORETTI
CHAIRMAN

ALOISIO MACÁRIO FERREIRA DE SOUZA	FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS	JERÔNIMO ANTUNES
MEMBER	MEMBER	MEMBER

JOSÉ FERNANDO COURA	JOSÉ JOÃO ABDALLA FILHO	MAGDA MARIA DE REGINA CHAMBRIARD
MEMBER	MEMBER	MEMBER

MARCELO WEICK POGLIESE	RAFAEL RAMALHO DUBEUX	RENATO CAMPOS GALUPPO
MEMBER	MEMBER	MEMBER
ROSANGELA BUZANELLI TORRES MEMBER

EXECUTIVE BOARD

MAGDA MARIA DE REGINA CHAMBRIARD
CHIEF EXECUTIVE OFFICER (President)

ANGÉLICA GARCIA COBAS LAUREANO	CLARICE COPPETTI	CLAUDIO ROMEO SCHLOSSER
CHIEF OF ENERGY TRANSITION AND SUSTAINABILITY EXECUTIVE OFFICER	CHIEF OF CORPORATE AFFAIRS EXECUTIVE OFFICER	CHIEF OF LOGISTICS, SALES AND MARKETS EXECUTIVE OFFICER

FERNANDO SABBI MELGAREJO	RENATA FARIA RODRIGUES BARUZZI LOPES	RICARDO WAGNER DE ARAÚJO
CHIEF OF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER	CHIEF OF ENGINEERING, TECHNOLOGY AND INNOVATION EXECUTIVE OFFICER	CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER

SYLVIA MARIA COUTO DOS ANJOS		WILLIAM FRANÇA DA SILVA
CHIEF OF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER		CHIEF OF INDUSTRIAL PROCESSES AND PRODUCTS EXECUTIVE OFFICER
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA CHIEF ACCOUNTING OFFICER (CAO) CRC-RJ-062563/O-5

140

CAPITAL BUDGET

PETROBRAS

The Capital Budget for 2026 of Petrobras includes total investments of R$ 114 billion (one hundred and fourteen billion reais), allocated to the following segments:

- R$ 83.6 billion (eighty-three billion, six hundred million reais) for Exploration and Production segment;

- R$ 19.9 billion (nineteen billion, nine hundred million reais) for Refining, Transportation and Marketing segment;

- R$ 7.5 billion (seven billion, five hundred million reais) for Gas and Low Carbon Energies segment; and

- R$ 3.0 billion (three billion reais) for Corporate and other businesses segment.

The estimated amount for the capital budget will be met exclusively by own resources originating from the company’s income and cash generated by the company's operating activities.

Thus, based on article 196 of Law No. 6,404, of December 15, 1976, amended by Law No. 10,303/2001, the Board of Directors of Petrobras is proposing to this Ordinary General Meeting, with favorable opinion from the Fiscal Council, the approval of the Capital Budget for 2026, in the amount of R$ 114 billion (one hundred and fourteen billion reais).

141

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the president and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under No. 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the by-laws and that:

(i) reviewed, discussed and agree with Petrobras' financial statements for the fiscal year ended December 31, 2025;

(ii) reviewed, discussed and agree with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding Petrobras' financial statements for the fiscal year ended December 31, 2025.

Rio de Janeiro, March 5, 2026.

Magda Maria de Regina Chambriard	Renata Faria Rodrigues Baruzzi Lopes
Chief Executive Officer	Chief of Engineering, Technology and Innovation Executive Officer

Angélica Garcia Cobas Laureano	Ricardo Wagner de Araújo
Chief of Energy Transition and Sustainability Executive Officer	Chief Governance and Compliance Executive Officer

Clarice Coppetti	Sylvia Maria Couto dos Anjos
Chief of Corporate Affairs Executive Officer	Chief Exploration and Production Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief of Logistics, Sales and Markets Executive Officer	Chief of Industrial Processes and Products Executive Officer

Fernando Sabbi Melgarejo
Chief Financial and Investor Relations Executive Officer

142

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards as issued by International Accounting Standards Board (IASB)

To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company") and its subsidiaries, which comprise the statement of financial position, individual and consolidated, as at December 31, 2025, and the individual and consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements, individual and consolidated, present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A. and its subsidiaries, as at December 31, 2025, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountants Professional Code of Ethics (“Código de Ética Profissional do Contador”) and the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and applicable to audits of the financial statements of public interest entities in Brazil. We also have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

143

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on those individual and consolidated financial statements, and, therefore, we do not express a separate opinion on these matters.
1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans
According to notes 4.4 and 19.3 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees and former employees.

The measurement of the actuarial obligation of the defined benefit pension and health care plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its defined benefit pension and health care plans.

We considered the measurement of the actuarial obligations for the defined benefit pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the defined benefit pension and health care plans.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs;

-   Assessment of the scope, competency, and objectivity of the external actuary hired to assist in the estimate definition of the actuarial obligations for the defined benefit pension and health care plans, including the nature and scope of the work performed, their professional qualification and experience; and

-   Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to data obtained from external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

144

2 - Evaluation of the impairment testing of exploration and production cash generating units
According to notes 4.2.1, 4.2.2, 4.2.2(a) and 25 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company identifies its cash generating units (“CGUs”) of exploration and production, estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures (”CAPEX”), operating expenditures (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow.

Additionally, the definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs.

We considered the impairment testing of exploration and production CGUs as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-   Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources;

-   Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their professional qualifications and experience;

-   Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing these projections with the business plan approved by the Company, and its long-term budgets;

-   Assessment of Company’s ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2025 for a selection of CGUs; and

-   Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them to external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production CGUs are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2025.

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3 - Evaluation of the estimate of the provision for decommissioning costs
According to notes 4.6 and 21 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, which includes the decommissioning costs and removal of oil and gas production facilities, as well as the estimated timing of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of defining the estimate provision for decommissioning areas, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

-   Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

-   Assessment, with the support of our infrastructure valuation specialists, of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated costs of abandonment by comparing certain costs to existing contracts;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their professional qualifications and experience; and

-   Assessment of Company’s ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized for such facilities.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2025.

Other matters - Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2025, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 (R1) - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

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Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information, which comprises the Management’s Report and the Financial Performance Report.

Our opinion on the individual and consolidated financial statements does not cover the Management’s Report and the Financial Performance Report and we do not express any form of assurance conclusion thereon as part of our audit of the financial statements.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management’s Report and the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and the Financial Performance Report, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of our audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-     Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-     Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-     Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-     Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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-     Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis to form an opinion on the individual and consolidated financial statements of the group. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit and, consequently, for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 5, 2026

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS and appreciated by the Board of Directors, on March 05, 2026: I - Report of the Administration of the fiscal year of 2025; II - Financial Statements for the fiscal year ended December 31, 2025; III - Dividend Distribution Proposal for the fiscal year 2025; and IV – Capital Budget Proposal for the fiscal year 2026.

Based on the examinations carried out, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent Auditors' Report on the individual and consolidated Financial Statements, issued without reservations by KPMG Auditores Independentes Ltda., dated March 05, 2026, the Fiscal Council is of the opinion that the documents presented are in a position to be deliberated by the Ordinary General Meeting of Shareholders of PETROBRAS, scheduled to be held on April 16, 2026.

The Fiscal Council members declare that they are not aware of any other events that may affect the Financial Statements for the fiscal year ended December 31, 2025.

Rio de Janeiro, March 05, 2026.

Viviane Aparecida da Silva Varga

Chairman

Daniel Cabaleiro Saldanha Counselor	Reginaldo Ferreira Alexandre Counselor
Ronaldo Dias Counselor	Eduardo Damazio da Silva Rezende Technical Advisor CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2025

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, Decree No. 11,048, of April 18, 2022 and CVM Resolution No. 23, of February 25, 2021, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the internal auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 4 (four) members, chosen by the Board of Directors from among its members and external. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

As of March 4, 2026, the Statutory Audit Committee, for the remainder of the 2024-2026 management period, comprises the Board of Directors Jerônimo Antunes (Chairman of the Committee) and the External Members Eugênio Tiago Chagas Cordeiro e Teixeira, Fábio Veras de Souza e Newton de Araujo Lopes.

Summary of activities in 2025

In the period from February 24, 2025 (after the ordinary meeting of SAC that analyzed Petrobras' Financial Statements for the fiscal year ended on 12/31/2024) to March 04, 2026 (date of the ordinary meeting that analyzed the Petrobras' Financial Statements for the year ended 12/31/2025), Petrobras' Statutory Audit Committee held 56 meetings that covered 307 agendas, involving Board Members, Fiscal Council Members, Executive Directors, Executive Managers, General Attorney, General Ombudsman, General Inspector, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras Equity Interests, segregated as follows:

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151

307 agenda items were appreciated by SAC in the period - by responsible area
29
26
25
18
17
15
15
12
11
10
10
10
8
7
6
6
6
5
5
4
4
3
3
3
3
3
3
2
2
2
2
2
16
14
RISKS
LEGAL SERVICES
AUDIT
COMPLIANCE
GENERAL OMBUDSMAN
GOVERNANCE
INDEPENDENT AUDITORS
SPSG
HUMAN RESOURCES
TAX DEPARTMENT
ACCOUNTANCY
INVESTOR RELATIONS
PERFORMANCE AREA
SOCIAL RESPONSABILITY
SAC
GOVERNANCE AND COMPLIANCE BOARD
OMBUDSMAN'S OFFICE
INFORMATION TECHNOLOGY
GAS AND POWER
GPP-EXPLORATION AND PRODUCTION
CORPORATE INTEGRITY
ISC
DFINRI
SUPPLIES AREA
COMPARTILHADO AREA
DN
PETROS
RD
SRGE
GITE
SECURITY, ENVIRONMENT AND HEALTH
FINANCE DEPARTMENT
SACCO and Local SACS
OTHERS

During this period, the SAC issued 164 Manifestations, which represents an average of 2.9 manifestations per meeting. Manifestations can be requests, guidelines and suggestions, as defined in the SAC operating standard:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

Over the period, 183 Requests were monitored, of which 147 were answered in that period.

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Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, related to the year ended on December 31, 2025, through meetings with administrators and independent auditors;

• Evaluation of recommendations regarding shareholder remuneration, verifying consistency with dividend policies, capital structure, and free cash flow; Analysis of the contents of reports disclosed to the market (Management Report Fiscal Year 2024, Form-20F 2024, Reference Form 2025 – base year 2024, Sustainability Report base year 2024, and quarterly and annual fiscal reports for fiscal year 2025);

• Review of the Annual Letter on Public Policies and Corporate Governance 2025 (base year 2024) and the Report on the Brazilian Corporate Governance 2025;

• Quarterly analyses and discussions with the legal department regarding contingent liabilities and assets, in administrative, judicial, and arbitration spheres;

. Monitoring the risk matrix classified as High and Very High and of the Strategic Risks for reporting purposes to Senior Management, in addition to assessing the evolution of the Petrobras Risk Matrix, reporting operational risks monitored corporately via the “bow tie” methodology, as well as the 2024 Integrated Report on Business Risk Management Activities;

• Monthly reporting meetings of the General Ombudsman regarding high and very high-risk complaints, and all those relating to Senior Management personnel, and quarterly reporting of very high and high-risk compliance incident complaints;

• Receiving, forwarding, and monitoring complaints through the Integrity Report and the Integrated Report of the General Ombudsman; and holding a quarterly closed session on high-risk and very high-risk fraud and corruption complaints, covering all activities, complaints, and actions taken, as well as monitoring the Administrative Liability Processes;

153

• Evaluation, approval, and monitoring of the 2025 Annual Internal Audit Activity Plan, as well as analysis of relevant points of attention (very high, high, and medium risks) and recommendations resulting from the Internal Audit work, as well as monitoring of corrective measures adopted by Management;

• Analysis of Petrobras' quarterly report on transactions with related parties and assessment of 4 transactions that required prior analysis by the SAC;

• Monitoring of the Internal Controls and Fraud and Corruption Risk Matrix (including challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to fraud and corruption risks);

• Evaluation of the Annual Supervision Report of the Petrobras Social Security Foundation – Petros – Fiscal Year 2024, Annual Review of the CVM Actuarial Assumptions 2025 Petrobras and monitoring of the Governance and Investment Policy of the Petros Foundation;

• Analysis of consolidated reports on the cost of health care benefits in the self-management modality, monitoring of activities and corrective measures identified in audits.

• Holding 2 joint meetings with the Fiscal Council, and holding 12 meetings, as agenda items, with the Petrobras Conglomerate Audit Committee (SACCO) and with the audit committees of the Petrobras conglomerate companies that have their own SAC (Local SAC), namely: Transpetro SAC and TBG SAC, with the objective of supervising the work developed by these committees.

• Visits to the facilities of Petrobras Transporte S.A. (Transpetro), Petrobras Biocombustível S.A. (PBIO), Araucária Nitrogenados S.A. (ANSA), the Boaventura Complex, the Petrobras Social Security Foundation (Petros), CENPES, and the Petrobras Internal Audit Innovation Laboratory (AUDLABS), with the aim of observing the operation and daily routine of the units in situ, and obtaining a clearer view of the processes. These actions brought the Committee closer to the teams, facilitating dialogue on improvements and operational challenges.

Recommendations to the Executive Board

In the debates established in the meetings, held in the period in question, with the managers of the various areas of the Company, recommendations were made for improving the control processes and business management. The manifestations and the respective services are duly recorded in the minutes. The SAC periodically monitors the implementation of these improvements and suggested adjustments.

The Statutory Audit Committee believes that the recommendations made over the period covered by this SAC activity report – whose Action Plans are concluded or in progress – were surrounded by satisfactory mitigation procedures, aiming to minimize any risks of internal controls that could impact the financial statements for the fiscal year ended on 12/31/2025.

Conclusions and recommendation to the Board of Directors

The members of the Statutory Audit Committee declare that they are not aware of any situation of significant divergence between the Management, the Independent Auditors of KPMG, and with the committee itself, in relation to the financial statements for the fiscal year ended December 31, 2025 and taking into account the attributions and limitations inherent to the scope of their activities, considering all the analyses, studies and debates carried out during the meetings and the monitoring and supervision work carried out, with emphasis on the activities of monitoring the quality of the financial statements, internal controls, compliance and risk management, in order to ensure the balance, transparency and integrity of the financial information published for investors, previously described herein in a summarized manner, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Internal Audit has a financial budget compatible with its organizational structure, allowing it to satisfactorily perform its functions, with independent action;

(iii) the Independent Audit was effective and no occurrences that could compromise its independence were reported;

(iv) the management and monitoring of the main risk factors were managed by Management;

(v) the transactions with related parties assessed and monitored in the period complied with Petrobras' Related Party Transactions Policy and provided evidence of the existence of strictly commutative conditions, transparency, equity, the Company's interest and adequate and timely disclosure;

(vi) the parameters on which the actuarial calculations were based, as well as the results of the benefit plans maintained by the Petrobras Social Security Foundation, are reasonable and in line with best market practices; and

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(vii) The Self-Managed Health Care Plan observes the regulatory requirements of current legislation regarding minimum governance guidelines and parameters, and adopts continuous monitoring and evaluation processes, ensuring the effective implementation of best management and compliance practices for the plan's sustainability.

As a result of the assessments based on the information received from Petrobras' Management, the work of the Internal Audit and the examinations of the financial statements by the independent auditors, who issued a report with an unqualified opinion, the Statutory Audit Committee recommends the approval, by the Board of Directors, of the financial statements for the fiscal year ended December 31, 2025 for subsequent submission to the General Shareholders' Meeting.

Rio de Janeiro, March 04, 2026.

____________________________________

Jerônimo Antunes

Chairman of the Statutory Audit Committee

Financial and corporate accounting specialist

____________________________________

Eugênio Tiago Chagas Cordeiro e Teixeira

Member of the Statutory Audit Committee

____________________________________

Fábio Veras de Souza

Member of the Statutory Audit Committee

____________________________________

Newton de Araujo Lopes

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

O BRASIL É A NOSSA ENERGIA

PETR
B3 LISTED N2

PBR
LISTED
NYSE

PBRA
LISTED
NYSE

XPBRA

XPBR

MINISTÉRIO DE
MINAS E ENERGIA

GOVERNO DO
BRASIL
DO LADO DO POVO BRASILEIRO

155

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer